5


07027835

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Heavy Industries Ltd

*CURRENT ADDRESS

PROCESSED

NOV 09 2007

THOMSON FINANCIAL

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FILE NO. 82- 01132 FISCAL YEAR 3-31-07

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DAT : 11/7/07



Annual Report 2007

For the year ended March 31, 2007

Global Subaru Identity

PROFILE

Fuji Heavy Industries Ltd. (FHI) is a global manufacturer of transportation- and aerospace-related products and the maker of Subaru automobiles.

FHI's roots go back to 1917, when Japan's first Aircraft Research Laboratory (later Nakajima Aircraft Co., Ltd.) was established, 14 years after the Wright Brothers' first successful flight of the Kitty Hawk flyer in 1903. While some of the world's automakers have their roots in the aircraft industry, FHI is the only automaker who continues to build aircraft today.

On July 15, 2003, the 50th anniversary of the Company's founding in 1953, FHI introduced the six-star ("mutsuraboshi") Subaru automobile emblem design as its new corporate symbol. The Company has been using this symbol to further fortify its brand image and awareness on a global basis.



CONTENTS

Disclaimer Regarding Forward-Looking Statements

Statements herein concerning plans and strategies, expectations or projections about the future, FHI's efforts with regard to various management issues, and other statements, except for historical facts, are forward-looking statements. These forward-looking statements are subject to uncertainties that could cause actual results to differ materially from those anticipated. These uncertainties include, but are not limited to, general economic conditions, demand for and prices of FHI's products, FHI's ability to continue to develop and market advanced products, raw material prices, and currency exchange rates. FHI disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

PERFORMANCE OVERVIEW

Billions of yen

	FY2003	FY2004	FY2005	FY2006	FY2007	(Forecast) FY2008
Automobile Sales Volume (thousand units)	540	551	582	571	578	**584**
Net Sales	1,372.3	1,439.5	1,446.5	1,476.4	1,494.8	**1,550.0**
Operating Income	67.5	50.3	42.0	58.3	47.9	**35.0**
Ordinary Income	58.6	56.6	43.6	46.8	42.2	**30.0**
Net Income	33.5	38.6	18.2	15.6	31.9	**16.0**
Capital Expenditures	64.6	74.6	85.3	56.2	59.6	**60.0**
Depreciation Expenses	48.8	53.2	51.1	57.5	58.9	**64.0**
R&D Expenses	60.1	57.5	53.0	46.9	50.7	**53.0**
Interest-bearing Debt	389.1	379.0	412.2	374.1	343.9	**329.0**
Exchange Rate (¥/$, non-consolidated)	124	116	108	112	117	**115**
ROE	8.3	8.9	3.9	3.3	6.6	[illegible]
ROA*	5.3	3.9	3.3	4.6	3.9	[illegible]
Total Assets	1,344.1	[illegible]	1,357.5	[illegible]	[illegible]	[illegible]
Net Assets**	414.6	457.0	[illegible]	[illegible]	[illegible]	[illegible]

* ROA was calculated as "(operating income + inter[illegible]

** Net Assets were restated according to the [illegible]

A MESSAGE TO OUR STAKEHOLDERS

Fiscal 2003 saw Fuji Heavy Industries Ltd. (FHI) embark on the Fuji Dynamic Revolution-1 (FDR-1) medium-term business plan. This initial effort was later followed by a revised version of the plan enacted from fiscal 2006. Now with the drafting of a new medium-term management plan running from fiscal 2008, FHI is making a bold new start towards the "customers come first" mindset essential to providing a distinctive Subaru experience. Underpinning the new plan is a product development concept that integrates the pleasure of driving and environmental responsibility. Guided by this concept, FHI will build a solid earnings base over the four-year period to fiscal 2011, along with the steady enactment of business strategies aimed at supporting further growth in the future.

Ikuo Mori

Representative Director of the Board,
President and CEO

FOREWORD

Welcome to our Annual Report for fiscal year 2007, ended March 31, 2007. In opening this message, there is something that I would like to share with all of you as stakeholders in FHI.

At FHI, we are very excited today because we unveiled a full model change for the Impreza in June. This milestone marks the first such change for a Subaru passenger car in four years. As an automaker, the announcement of a new vehicle is an event that invigorates everyone and everything within the company. From product development, sales, and marketing, to our back office, every employee, myself included, is full of energy right now. From a personal standpoint, I am convinced that with the new Impreza we have produced an appealing car that proves a popular choice among a broad range of customers.

Of course, beyond the release of the new car itself, another important point underlying this activity is whether or not the car will succeed. And there is definitely a sense that we have taken the right steps to ensure success as we look toward our new growth plan.

A REVIEW OF FISCAL 2007 AND THE PREVIOUS BUSINESS PLAN

Although net sales in fiscal 2007 surpassed those of the previous year, operating income decreased. Unit volume and earnings conditions were especially severe, most notably in the Japanese market, where passenger car sales volume declined sharply. Looking at overseas markets, conditions remained extremely adverse with respect to earnings in the United States. While retail sales volume exceeded 200 thousand units, growth in high-value-added vehicles, namely turbo-charged and six-cylinder engine models, stagnated. This mainly reflected the impact of rising gasoline prices on these models. Elsewhere, though, positive signs were present as sales grew in Russia, China and other emerging markets. There is a growing need in these regions for cars with the exceptional technological reliability that the Subaru brand is noted for. Russia in particular is a market from which we expect substantial growth going forward.

Fiscal 2007 was also the final year of the FDR-1 and the revised FDR-1 medium-term business plans. Under FDR-1, we pursued a brand strategy that sought to establish Subaru as a premium brand. Unfortunately, brand value is not something that we can boost rapidly over a short timeframe. Upon reflection, the outcome of this strategy was that we produced cars at a substantially higher cost, which resulted in raising our break-even point and lowering profitability.

We reassessed this strategy with the revised FDR-1 plan. Here, our mission was to achieve a turnaround in profitability by focusing particularly on promoting a rapid reduction in total costs and improving asset turnover. To this end, one measure we enacted aimed to cut direct materials costs for production vehicles by 16% in Japan and 13.5% in the U.S. over a two-year period. Another measure targeted new car development, where we sought to cut the cost per car by ¥100 thousand compared to present models and reduce tooling and die costs, development costs, and other R&D investments by 30%. During the last two years of the plan, these initiatives helped establish a base from which we made definitive progress in paring back costs, which has given us the momentum needed to clear the benchmarks for success in our latest plan.

In non-automotive divisions, meanwhile, we have created profitable structures in our Industrial Products and Aerospace divisions. This is certainly the case in Aerospace, where we are leveraging our technological capabilities amid rising demand for commercial aircraft. Earnings in this division are constantly growing, helping to solidify its position as one of our stable earnings sources.

EARNINGS ROADMAP FOR ACHIEVING TARGETS OF THE NEW PLAN

As part of the new medium-term management plan, we have set a consolidated operating income target of ¥80 billion for the fiscal year ending March 31, 2011 (see page 11 for more details). We have positioned the push "to provide a distinctive Subaru experience" as our first task in meeting this objective. As we continue working to further harmonize our operations with the natural environment, this will require that we be in step with our customers' expectations, including with the services that we offer. That means providing distinctly

DRIVE TO OPERATING MARGIN 5%, ROA 7%


TQF
New Medium-term Management Plan

Subaru products that offer more comfort and safe driving performance, all while continuing to push ahead with technological development. I believe that this is precisely the kind of distinctive value proposition that Subaru is uniquely positioned to realize.

On the marketing front, we will advance a strategy that views sales from a global perspective. In terms of expanding our earnings base, we have identified overseas markets as the main source for growth, among which we consider the United States to be our highest priority market. Already, we have divided our former Overseas Sales and Marketing Division into the Overseas Sales and Marketing Division I and II. By getting in as close as possible to its target market, the Overseas Sales and Marketing Division I is working to boost both our earnings power and flexibility through more centralized control of sales and production in North America. The goal is ultimately to expand Subaru's market share by better synchronizing the release of our globally strategic cars. In the European market, where diesel engine cars are the norm, we plan to launch a new car early in 2008 equipped with the world's first horizontally opposed (boxer) turbo diesel engine, made possible by Subaru's own technological capabilities. Including these cars, our target is to sell a total of 100 thousand cars per year by fiscal 2011 in Europe.

Another major point in the new plan is our business alliance with Toyota Motor Corporation (Toyota). Over the long term, our collaboration with Toyota will be crucial to enhancing the competitiveness of both companies as they are called on as automakers to make more substantial upfront investments with respect to the environment, safety and other areas. That said, even as we proceed with building ties in production, development technology and on other fronts, we will be more selective and focused regarding fields where Subaru has advantages, and will remain committed to cultivating the distinctiveness of the Subaru brand.

In closing, I intend to take every opportunity to entrench what I consider to be a needed reform in our corporate mindset—the idea that "customers come first." All of our corporate activities should revolve around the question of "What else can we do for our customers?" This question should be present not only when in direct contact with customers through sales, but in everything from R&D, procurement, manufacturing and quality, to sales after-service. On top of this, we should be producing cars that will win support from our customers. The new Impreza launched this year is in many ways the first product that embodies the successful reforms we have made so far, and I invite you to expect good things from it. As always, your encouragement and understanding will be vital to our future success.

Ikuo Mori

Representative Director of the Board, President and CEO



DISCUSSION WITH THE PRESIDENT

- To increase sales Globally
- Growth through the business alliance with Toyota

Ikuo Mori

Blueprint for a Global Subaru Identity

As we look to fiscal 2011, we have two critical tasks ahead in establishing a solid base for growth. One is to develop and promote strategic cars that can compete in the global market. At the same time, we must again work to further enhance our presence in the United States, our highest priority market.

I consider products to be fundamental to any global strategy. And our eyes are clearly on the global market with the newly unveiled Impreza. The car has a long wheelbase and roomy space. In other words, it conforms to a more global standard specification. The new Impreza offers sure handling and agile drivability, which will heighten its appeal to, say, baby boomers in Japan, or to young women in the U.S. market. In this way, we will target a much broader range of customers who have interest in cars. In the past, we found that an image based solely on drivability tended to limit our base of potential customers. But this change is rooted in a different concept—achieve the broadest customer base possible.

In April 2007, we established the Overseas Sales and Marketing Division I to serve as a unit specializing in the North American market. The head of the division resides in the U.S. We took this step to enhance both profitability and flexibility by promoting more locally-oriented sales activities. Another benefit is more centralized control of manufacturing and sales with respect to production bases in the U.S. Where marketing is concerned, we plan to complement Subaru's recognized reputation in the U.S. for practical all-wheel drive (AWD) cars. Here, we will tout the brand's image for high performance six-cylinder and turbo-charged vehicles. In this way, we will work to build a more sophisticated brand image in the U.S. market. Regionally, we plan to reinforce our sales network through "Site Control" program that will see us establish bases in major cities. This step will help the brand gain a stronger foothold in the South of the U.S. This plan will not, however, lead to more sales dealerships. Rather, this effort will call for expanding sales

To increase sales *Globally*



Subaru of Plano:
In October 2006, the first dealership in the "Site Control" program opened in Plano, Texas

[illegible]

In other markets, our [illegible] rolling out cars equipped [illegible] engines and launching [illegible] under OEM agreement [illegible] Ltd. These moves will [illegible] 2011 sales target of 100 thousand [illegible] will also continue to bolster our brand strategy in Europe by expanding and upgrading functions at Subaru Europe N.V./S.A. Markets such as Russia, China, Eastern Europe and Nordic countries, meanwhile, are spearheading the growth in our overseas sales volume. In these markets, a more pronounced desire to purchase high-value-added products is emerging. This trend suggests that we can expect market expansion in fields where Subaru is at home, which we will take advantage of by further enhancing our sales network.


STRONGER ALLIANCE

alliance with Toyota

Our business partnership with Toyota is a major element of Subaru's latest medium-term management plan, and we are viewing this relationship from a long-term perspective. I believe that successes that emerge from this alliance going forward will ultimately enable us to forge a stronger Subaru brand.

Toyota Camry production has started at SIA. And I have a keen sense already that there will be enormous advantages as our engineers immediately set about studying the production engineering and control systems of Toyota's cutting-edge production facilities introduced in our SIA plant. At the same time, Toyota's customer-focused spirit, as opposed to the engineer-oriented thinking that dominated the Subaru mindset of the past, has provided an important lesson to us at Subaru today.

This alliance also has tremendous meaning for us from the standpoint of being able to share information on development and production technology. Our engineering team takes part in discussions at


Alliance Vision
Pursue Win-Win for Competitive Growth for Long-Term
1. Reinforce Business Foundation (Engineering, Manufacturing Engineering)
2. Mutual Leverage (Manufacturing Capacity, Resources)
3. Strengthen Subaru Brand (Laser Focus on Core Competence)
Areas in Agreement / Discussion
Manufacturing Smooth start-up of Toyota Camry production at SIA
OEM OEM production agreement on subcompact car for Europe
Co-Development Study development projects in consignment / joint development

Ceremony to commemorate the first Toyota Camry off the new production line at SIA, in April 2007

Toyota pertaining to cars under development and the development of hybrid systems, and is researching ways to apply these technologies to Subaru vehicles. We are also exploring the possibility of joint development projects sometime in the future.

All that said, from the standpoint of building the brand, our policy of expanding Subaru's distinctive brand power remains unchanged. In other words, the basic core of Subaru will be developed and promoted by us, and no one else. To give an example, one of our alliances will see Daihatsu begin supplying subcompact cars on an OEM basis for the European market. But this partnership was based on the strategic growth merits of an alliance in this region. The most notable benefit, of course, is that it will enable us to better focus on boxer engines and AWD, our core business domains. Through this greater selectivity and focus, we plan to strengthen Subaru's distinctive brand.

We will continue to explore the feasibility of serving as a development outsourcer and joint development opportunities during our business alliance with Toyota, as we strive to maximize synergies across both companies. Furthermore, this alliance will likely have benefits beyond just production and development. I am confident that it will generate success not only in our creation of a "customers come first" corporate mindset, but also in sales strategies, manufacturing methods, benchmarking, and a wide range of other fields.

OVERVIEW OF THE MEDIUM-TERM MANAGEMENT PLAN

FY2008-2011 Medium-term Management Plan

— Customer Satisfaction: Our Customers are Everything —

MANAGEMENT VISION

In the long term

"A compelling company with strong market presence"

- Reinforce management base to achieve two important financial indices constantly:
  Operating Margin more than **8%**, **ROA** more than **10%**
- To pursue **Quality** rather than just size
- To fulfill its **Corporate Social Responsibility**
- To provide **Compelling and Distinctive** products in response to changes in the social environment

ESSENTIAL FEATURES OF THE NEW PLAN

With the philosophy of "customers come first" at its core, focusing on improving profitability and investing in growth areas with management resources

Product/Technology	Realize the distinctive SUBARU experience, while taking environmental considerations into account. Specify the uniqueness of the vehicles with Boxer engines as our core technology field
Market	U.S.: Strategically important market Europe: Emerging market: Increase sales and enhance profitability Japan: Improve profitability
Competitiveness	Strengthen competitiveness in quality, cost and operational efficiency ranked as the highest level in the business segment
Business Alliance with Toyota	Make best use of alliance and gear toward advancing the long-term mutual competitiveness
Corporate Culture	Instill the "customers come first" philosophy Strengthen the management system in response to the business environment changes

NEW ROADMAP

<Product Roadmap>

	2006		2011-	
Core Models (Further Globalize)				One or More Full Model Change Every Year
Subcompact (Europe)				By Other OEM
Subcompact (Multi-market)				Model for Environmental Strategy
Multi Passenger Vehicle				Crucial to Japanese Market
Minicars				

<Technology Roadmap>

	2006		2011-	
Boxer Engine Chassis				Introduce New Chassis in Sequence
Diesel Engines				Europe/Consider Other Markets
Eco-friendly Power Units				Introduce New Technology in Sequence
Next Generation ADA*				Deploy Worldwide

* Active Driving Assist: (Advanced Pre-Crash Safety Technology)

AUTOMOBILE UNIT SALES (NON-CONSOLIDATED): FY2007 → FY2011


(Thousand units)


1,000
800
600
400
200
0
Results
Total 584
Overseas (ex. U.S.) 162
U.S. 178
Japan 244
(Passenger Cars)
Plan
Total 683
Overseas (ex. U.S.) 212
(Diesel engine)
U.S. 236
Japan 236
(Passenger Cars)
FY2007
FY2011

STRENGTHEN COMPETITIVENESS IN QUALITY AND COST

Cost Competitiveness

Start of TSR*-VC

Total-Cost Structure Revolution

Maximize Value for Competitiveness / Customer



Highly Value-added Products with
High Quality & Reasonable Price
Cost Distribution on
Customers' Demand
Continue 30% Reduction in
Development Cost

TARGET

1. Production Vehicle: Continue cost reduction associated with each system target
2. Development Vehicle: ¥100,000 per vehicle cost improvement on each vehicle
3. Power Train: ¥100,000 per vehicle cost improvement on each unit

* TSR (Total-Cost Structure Revolution)

HIGHLIGHTS OF FY2011

- Target Sales (non-consolidated): **683 thousand units**
- Consignment Production: **100 thousand units**

- Consolidated Operating Income: **¥80 billion**
- Consolidated Operating Margin: **5%**
- Consolidated ROA: **7%**

FY2008 – 2011 (4 years)

- Total Consolidated R&D Expenses: **¥230 billion**
- Total Consolidated Capital Expenditure: **¥270 billion**
- Total Consolidated Depreciation Expenses: **¥250 billion**

Re-envisioning Product Planning

Two key themes of the new medium-term management plan—"customers come first" and "providing a distinctive Subaru experience"—forced us to face the issue of just who our customers really are. The Subaru brand got its start in 1958 with the debut of the Subaru 360. This reasonable car provided a superior overall package and outstanding fuel consumption, becoming a popular hit among a wide range of customers. In 1989 we launched the highly acclaimed Legacy, a milestone that brought with it tremendous changes. The direction of the brand took a major shift toward "drivability." The Impreza, a model long associated with the World Rally Championship (WRC), has significantly reinforced this particular brand image. But the decision to focus development efforts on this notion of drivability, especially the pursuit of faster speeds had narrowed the scope of our potential customer base.

Right now, we are reviewing every aspect of our operations as we again return to our most basic rule—customers come first. In doing so, we have made a clear commitment to provide a distinctive Subaru experience for drivers and passengers in creating products from the customer's viewpoint, and integrate the pleasure of driving with environmental performance. Even as we remain fundamentally committed to drivability, staying true to this spirit means allowing more customers to enjoy their ride in a Subaru wherever their day takes them. While ensuring that our cars remain fun for drivers, our goal is a vehicle package that is enjoyable and comfortable for passengers too. We think that pursuing exterior and interior design that enables customers to feel this enjoyment will ultimately lead to the distinctive Subaru experience we envision.



Naoto Muto
Senior Vice President, General Manager, Subaru Product & Portfolio Planning Division



+1958~ SUBARU 360



+1989~ LEGACY

Our first job is to win customer trust and expand our customer base by creating cars that are both safe and comfortable for a wide range of customers. If we can accomplish that, then we will be ready for our next challenge—offering new value propositions. And it is this that will bring us one step closer to realizing the kind of premium brand once Subaru aimed at.

As I mentioned earlier, another major theme for Subaru is environmental responsibility. Going forward, our introduction of boxer turbo diesel engines by ourselves and hybrid technology through our business alliance with Toyota will enable us to preserve the reliability and pleasure of Subaru's core AWD technology. At the same time, we will achieve superb fuel efficiency. In fact, we are already working towards this goal, which has assumed a prominent role in our latest medium-term management plan.

Then there is the new Impreza. Designed for the global market, this product is the first to emerge so far from development efforts by the newly redefined Subaru. Featuring elegant yet sporty styling and a spacious package, the flexible Impreza is designed with drivability, pleasure, safety and comfort in mind. In this new model, I can proudly say that Subaru has created a vehicle that is among the best in its class anywhere in the world.

The globally strategic cars we aim for are vehicles that offer a fun and reliable driving experience but are also environmentally friendly. While these keywords have been missing from the Subaru of the past, we are determined to show as many customers as possible that those words have found a permanent place with us today. In so doing, we hope to realize our vision of ensuring that customers do indeed come first at Subaru.



+2007 NEW IMPREZA
DIMENSIONS (Unit: mm)
Total height 1475
1505
Width 1740
1985
1200
2620
4415 in the total length
1510



SUBARU SPIRIT BUILT IN II

Providing a Distinctive Subaru Experience: The Impreza

In June 2007, we unveiled the new Impreza in the first full model change of a Subaru passenger car in four years. The bold concept behind this product was "innovative yet exhilarating style." With a shared commitment to three keywords—"sporty", "casual" and "compact"—the development team harnessed the Subaru vision and technological capabilities to create the new Impreza. Three key themes guided the team's work: comfortable and reliable drivability, peace of mind, and environmental concerns. Beyond the incorporation of basics like Subaru's core boxer engine technology, which provides driving pleasure, and high safety standards, the Impreza features a globally suited body size. At the same time, the Impreza embodies not only drivability, but is well balanced on various dimensions of both function and beauty, featuring a refined exterior and a spacious and comfortable interior, along with superior functionality.

Bringing these elements of our commitment to provide a distinctive Subaru experience to life forced us to consciously crystallize Subaru's technological capabilities and enhance our environmental performance. Here, the new Subaru Dynamic Chassis Control Concept, born from the combination of a newly developed double wishbone suspension system and new car body structures, became the base for these efforts. We knew that capturing a greater market share in U.S. meant having to clear high gas mileage standards. In this area, the new Impreza proudly sits at the top of its class, with one of the highest fuel-efficiency ratings among AWD vehicles.

The Impreza is the first globally strategic car that embodies both "customers come first" and our desire to "providing a distinctive Subaru experience," two important themes of our new medium-term management plan. We aim to create products that will appeal to a wide range of customers. To this end, we have strived to produce customer-focused cars that will enable both long-time Subaru fans and a host of other customers to get a real sense of the concepts and appeal that define Subaru cars. For this reason, we have expanded our target customer base beyond its traditional focus primarily on young men. This has meant creating vehicle specs with a broader, yet more nuanced appeal. In Japan, for example, we have created products that appeal more to women, baby boomers and the post-baby boomer generation. In the U.S., meanwhile, we have tailored our cars to appeal more to urban working women and young families.

In building a new concept for the brand, we have put everything possible into making the "distinctive Subaru experience" a tangible reality, resulting in products that offer a new value proposition that customer can feel an affinity for, and will use for a very long time. My hope is that the Impreza will spark a new relaxing yet active lifestyle among our customers, and that it will bring real enjoyment to more customers than ever before.



Akihide Takeuchi
Project General Manager, Subaru Product & Portfolio Planning Division



Subaru DC³
The new Subaru Dynamic Chassis Control Concept



Rear Gate
A spacious and comfortable interior



Total Cost Structure Revolution: Transforming Our Mindset

We implemented the Total Cost Structure Revolution (TSR) cost-reduction program as a way to reassess Subaru's mindset with respect to costs. After all, building good products at substantial cost means little if we fail to convey that product's value to our customers. So we pushed through extensive reforms in overall R&D investments. Our goal was to cut costs by 30% compared to conventional levels by reducing tooling and die costs and using capital expenditures and R&D expenses more efficiently. Profitability on this front is also important. This is why we joined forces with our suppliers in setting an ambitious target of reducing direct materials costs for our mass-produced vehicles by 16% in Japan and 13.5% in the U.S. over a two-year period. We also identified certain automotive parts that would receive special attention as we conducted this extensive cost-reduction effort. By the end of the two-year run of the revised FDR-1 plan it was clear that we had indeed met these objectives.

The Impreza model that we launched in June 2007 is a concrete example of our success. New cars under development are also expected to meet our cost targets on every level, including for development, manufacturing, and procurement. For previous versions of the Impreza, the car's reputation for drivability limited our options in certain respects. As a result, we met with substantial costs just to ensure it could turn in fast circuit performance. One of the more practical points about the new Impreza, though, is that we have now invested more into making the car easy, safe and fun for ordinary car lovers to drive. On the interior and



exterior, we cut costs where we could and allocated costs where necessary. That, in a nutshell, describes the approach we took with the new Impreza.

With all that said, one concern still lingers—where is Subaru making its presence most felt? To achieve the cost reductions we are eyeing company-wide, if we lower the baseline cost of the vehicles we develop simply to produce cars at the lowest possible cost, we could end up losing the very distinctive Subaru experience we are after. We have to avoid the situation in which we essentially meet our cost-reduction targets by creating products that appeal to no one. As we follow up the Impreza with full model changes for the Forester and Legacy, and promote TSR-VC (Value for Competitiveness/Customers) cost-reduction measures as a follow-up to TSR, we are finally ready to roll out highly profitable cars. As we do, the questions of how to balance the distinctive Subaru experience with cost reductions, and how to maintain the high level of motivation needed to realize both, are key issues that we must address in the process.

In promoting TSR-VC, we aim to lower baseline costs for our well-rationalized production cars, to continue to make cost improvements of around ¥100,000 per vehicle for cars under development, and reform the cost structure by around ¥100,000 per unit for our engines and transmissions. The mission here is to turn on its head the notion that boxer engines and AWD mean higher costs.





Jun Kondo
Senior Vice President;
General Manager,
Strategy Development Division
and the Subaru Cost Planning
& Management Division

MANAGEMENT (As of June 26, 2007)



From Left

Kazushige Okuhara
Director of the Board,
Executive Vice President

Hiroyuki Oikawa
Director of the Board,
Executive Vice President

Norihisa Matsuo
Director of the Board,
Executive Vice President

Shoichi Washizu
Director of the Board,
Executive Vice President

Ikuo Mori
Representative Director of the Board,
President and CEO

Shunsuke Takagi
Representative Director of the Board,
Executive Vice President

Hiroshi Komatsu
Representative Director of the Board,
Senior Executive Vice President

Representative Director of the Board,
President and CEO

Ikuo Mori

Representative Director of the Board,
Senior Executive Vice President

Hiroshi Komatsu

Representative Director of the Board,
Executive Vice President

Shunsuke Takagi

Directors of the Board,
Executive Vice Presidents

Hiroyuki Oikawa

Norihisa Matsuo

Kazushige Okuhara

Shoichi Washizu

Masatsugu Nagato

Senior Vice Presidents

Jun Kondo

Takashi Ishihara

Tsunenori Hoshi

Yoshio Hasunuma

Naoto Muto

Yasuyuki Yoshinaga

Akira Mabuchi

Vice Presidents

Yoichi Serizawa

Kazuyoshi Shimizu

Tamaki Kamogawa

Masakazu Kimura

Tomohiko Ikeda

Takeshi Tachimori

Hisashi Nagano

Mitsuru Takahashi

Motokiyo Nomura

Motohisa Miyawaki

Masahiro Kasai

Naoto Arai

Yasuo Ueno

Standing Corporate Auditors

Takeo Tsumuji

Masatake Yashiro

Yoji Ishimaru

Corporate Auditor

Morihiko Tashiro



Masatsugu Nagato
Director of the Board,
Executive Vice President

CORPORATE SOCIAL RESPONSIBILITY (CSR)

APPROACH TO CSR

One of the core elements of FHI's latest medium-term management plan is a commitment to "pursue Quality rather than just Size to fulfill its Corporate Social Responsibility."

In drafting this tenet, FHI conducted an in-house CSR survey in fiscal 2007 from which two clear suggestions for improvement emerged.

1. Heighten awareness among employees of the relationship that their individual actions have to CSR.
2. Enhance the framework for sharing, coordinating, promoting and consolidating CSR-related information in an efficient and reasonable manner.

To address each of these issues, the Corporate CSR and Environment Committee is implementing PDCA (Plan, Do, Check, Act) cycles devised by senior management to unify CSR on all fronts company-wide and to promote more visible activities. In this way, the committee is helping employees to recognize the relationship that corporate social responsibility has with all corporate activities. Along with promoting understanding of the Corporate Philosophy, which serves as the Company's CSR Policy, FHI is striving to spread greater awareness than ever before of the need to act and think with two distinct CSR postures in mind: active and passive. The former compels FHI to contribute to society through its core business activities, while the latter entails strict compliance with laws and regulations.



Customers
Shareholders and Investors
Local Communities
Government
NPO and NGO
Financial Institutions
Media
Education and Research Institutions
Business Partners
Employees
Stakeholders
CUSTOMERS AND PRODUCTS
Customer satisfaction is our first priority; we provide the highest quality products and services, as well as contribute to improvement in the economy and social life.
CORPORATE GOVERNANCE
We strive to continue to be a company that is trustworthy and meets the expectations of society by clarifying the functions of management and executing a transparent, effective, and respectable business.
ENVIRONMENT
We acknowledge the deep relationship between the environment and business activities and strive to create products that are friendly to society, its people, and the earth.
COMPLIANCE
We carry out open and fair corporate activities in compliance with societal norms, as well as all laws and regulations; FHI behaves as a respected member of society, not only as a corporation but also as individual officials and employees.
Corporate Philosophy
CORPORATE CODE OF CONDUCT
SOCIAL CONTRIBUTION
We strive to disseminate and develop science and technology, traffic safety, and a vehicle culture, and contribute to nurturing those responsible for manufacturing. We contribute to the development of communities and support each employee's contribution to society.
INFORMATION DISCLOSURE
Information is disclosed promptly, appropriately, impartially, and faithfully to all stakeholders.
PROCUREMENT
We provide a broad range of opportunities to many companies domestically and overseas, establish win-win relationships with suppliers based on mutual trust, and conduct business impartially and fairly.
EMPLOYEES
FHI promotes the creation of a satisfying work environment, respecting each employee's human rights and individuality, and maintains a healthy, safe workplace.

CORPORATE GOVERNANCE

In line with the Corporate Philosophy, FHI views the strengthening of corporate governance as one of management's highest priorities, to ensure that it can measure up to the trust and confidence placed in the Company by all its shareholders, customers and other stakeholders. In the pursuit of more efficient management, FHI is working to clarify management and execution functions to enhance decision-making speed. The Company is also ensuring proper management and business execution through a well-developed auditing system that includes the presence of outside corporate auditors. In this way, FHI is working to augment both its compliance and risk management frameworks. Fair and timely information disclosure is also leading to more transparent management.



General Meeting of Shareholders
Elect/ Dismiss
Elect/ Dismiss
Elect/ Dismiss
Executive Nomination Meeting
Executive Compensation Meeting
Board of Directors Meeting
Eight Directors
Audit
Board of Corporate Auditors Meeting
Four Corporate Auditors
(including two outside corporate auditors)
Report
Independent Auditor
Report
Elect/Dismiss/ Supervise
Audit
President
Representative Director of the Board
Recommend/Propose
CSR Committee
Compliance Committee
Corporate Environment Committee
Recall Committee
Export Compliance Committee
Elect/ Dismiss
Executive Management Board
Report
Instruct/ Supervise
Submit important issues/Report
Executive Officers
(Business execution)
Twenty Executive Officers
Propose plans, report, etc.
Present policies, approve plans, etc.
Staff Department, Subaru Automotive Business Unit, Three Internal Companies, Affiliated Companies

INTERNAL CONTROL SYSTEMS

Internal control systems comprise mechanisms indispensable to the proper functioning of any corporation. Company managers have a duty both to develop such systems, and to ensure that their effectiveness and efficiency is maintained. Moreover, in response to the so-called J-SOX Law (Japanese Securities and Exchange Law), FHI has added specialized project teams to its organizational structure. These teams are charged with four tasks designed to promote the readiness and robustness of internal control systems across the Group: 1) ensure effectiveness and efficiency of business operation; 2) ensure the reliability of financial reporting; 3) ensure compliance with applicable laws and regulations relevant to business activities; and 4) safeguarding of assets.

FHI further contributes to the readiness of these systems of internal control through an active compliance system and organization—the most fundamental element of risk management. In terms of compliance, the Company has announced a compliance policy and set up a Compliance Committee dedicated to promoting compliance company-wide. As part of Group compliance, FHI has also extended the "Compliance Hotline System" to Group subsidiaries in Japan.

ENVIRONMENTAL INITIATIVES

The FHI Environmental Policy states that the Company "recognizes the integral relationship between the environment and its business activities and strives to provide products that are friendly to the earth, society, and people. FHI is protecting the environment to ensure our future." Guided by this policy, the Company has drafted its Voluntary Plan for the Environment, the "FHI Environmental Conservation Program," through which FHI undertakes activities aimed at reducing the burden on the environment at every stage of business—from product development to procurement, production, use and disposal. The Company is presently enacting its fourth New Voluntary Plan for the Environment that will run from fiscal 2008 through fiscal 2012.

In the latest medium-term management plan, FHI has positioned the pursuit of a product development concept that integrates the pleasure of driving and environmental responsibility as the way to provide customers with a "distinctive Subaru experience." While continuing to enable drivers and passengers alike to experience the distinctive sense of comfort and reliability that comes with driving a Subaru, FHI is developing technology that aims to improve the fuel consumption of its vehicles from the ground up.

Specific measures by the Company for creating more ecological cars include:

1. The introduction of cars equipped with Subaru's own boxer turbo-charged diesel engine in Europe beginning in 2008 to comply with exhaust emission regulations.
2. Joint development of hybrid systems through a business alliance with Toyota.
3. Measures to develop "R1e" electric cars in cooperation with Tokyo Electric Power Company; 10 vehicles have already been delivered, with another 30 scheduled for delivery in the first half of fiscal 2008. Public road trials are under way to verify the potential role that such cars might play as "commuter cars" in urban areas.

Other detailed CSR activities by FHI can be found in the Company's Environmental & Social Report.



"R1e" electric car

FINANCIAL SECTION

CONTENTS

CONSOLIDATED EIGHT-YEAR FINANCIAL SUMMARY

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31

	Millions of yen								Thousands of U.S. dollars
	2007	2006	2005	2004	2003	2002	2001	2000	**2007**
For the Year:									
Net sales	**¥1,494,817**	¥1,476,368	¥1,446,491	¥1,439,451	¥1,372,337	¥1,362,493	¥1,311,887	¥1,330,125	**$12,658,286**
Cost of sales	**1,142,674**	1,125,293	1,107,718	1,085,716	1,011,582	992,950	978,841	995,131	**9,676,298**
Gross profit	**352,143**	351,075	338,773	353,735	360,755	369,543	333,046	334,994	**2,981,988**
Selling, general and administrative expenses	**304,237**	292,736	296,756	303,411	293,234	281,063	251,373	243,593	**2,576,314**
Operating income	**47,906**	58,339	42,017	50,324	67,521	88,480	81,673	91,401	**405,674**
Income before income taxes and minority interest	**45,589**	28,674	21,066	56,266	46,970	56,136	21,291	64,839	**386,053**
Net income	**31,899**	15,611	18,238	38,649	33,484	30,283	22,628	31,348	**270,124**
At Year-End:									
Net assets*	**¥ 495,703**	¥ 467,786	¥ 474,616	¥ 457,027	¥ 414,614	¥ 399,598	¥ 363,199	¥ 213,806	**$ 4,197,671**
Shareholders' capital	**494,004**	465,522	471,149	453,708	411,252	396,112	357,455	206,404	**4,183,284**
Total assets	**1,316,041**	1,348,400	1,357,459	1,349,727	1,344,072	1,269,558	1,168,501	1,038,558	**11,144,390**
Ratio of shareholders' capital to total assets (%)	**37.5%**	34.5%	34.7%	33.6%	30.6%	31.2%	30.6%	19.9%	
Per Share (in yen and U.S. dollars):									
Net income:									
Basic	**¥ 44.46**	¥ 20.66	¥ 23.27	¥ 50.62	¥ 44.84	¥ 40.74	¥ 30.44	¥ 51.90	**$ 0.38**
Diluted	**44.44**	20.66	23.27	49.66	42.91	38.83	29.06	48.53	**0.38**
Net assets	**687.81**	649.41	604.51	582.60	553.90	532.88	480.86	338.75	**5.82**
Other Information:									
Depreciation/ amortization expenses	**¥ 81,454**	¥ 80,073	¥ 71,010	¥ 71,112	¥ 67,896	¥ 63,964	¥ 64,070	¥ 60,190	**$ 689,762**
Capital expenditures (addition to fixed assets)	**126,329**	119,289	147,759	128,026	119,423	118,376	102,301	103,922	**1,069,769**
R&D expenses	**50,709**	46,893	52,962	57,541	60,110	54,903	46,622	40,123	**429,410**
Number of shares issued (thousands of shares)**	**782,866**	782,866	782,866	782,866	746,521	746,506	746,502	614,553	
Number of shareholders**	**42,920**	46,367	34,558	34,704	35,584	33,094	32,996	49,381	
Number of employees**:									
Parent only	**11,752**	11,998	12,703	12,928	13,064	13,374	13,603	13,668	
Consolidated	**25,598**	26,115	26,989	27,296	27,478	26,483	26,502	26,914	

Note: U.S. dollar figures have been translated from yen, for convenience only, at the rate of ¥118.09 to US$1.00, the approximate rate of exchange at March 31, 2007.
* Prior year amounts have been reclassified to conform to the current year presentation.
** As of March 31

NET SALES (Billions of yen)


1,500
1,000
500
0
2003
2004
2005
2006
2007
Total
1,372.3
1,439.5
1,446.5
1,476.4
1,494.8
Automobiles
Aerospace
Industrial Products
Other

OPERATING INCOME/NET INCOME (Billions of yen)


80
60
40
20
0
2003
2004
2005
2006
2007
Operating Income
67.5
50.3
42.0
58.3
47.9
Net Income
33.5
38.6
18.2
15.6
31.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

OVERVIEW

During fiscal 2007, ended March 31, 2007, the FHI Group was engaged in production and sales activities in a wide range of product sectors. Operations in the Group's network of 109 subsidiaries and 9 affiliated companies were conducted under four main business divisions: the Group's mainstay Automobiles division, the Industrial Products division, the Aerospace division, and the Other division.

As the final year of the FDR-1 medium-term business plan, all employees of the FHI Group strove to meet plan targets for fiscal 2007. But while the push to improve asset turnover and reduce costs in the Industrial Products and Aerospace divisions met with some success, consolidated performance fell short of initial expectations, particularly in the Automobiles division. In accordance with this result, FHI established a new medium-term management plan announced in February 2007, which is scheduled to be implemented from fiscal 2008 to 2011. Putting a thorough commitment to "customers come first" as our cornerstone, efforts to attain the targets of this latest plan are already under way.

The following is an overview of operations during fiscal 2007.

In the Group's mainstay Automobiles division, sales of minicars in Japan increased atop sales of the Stella, a new passenger minicar model. This growth, however, proved unable to overcome pressures stemming from a drop in the number of passenger cars, resulting in lower sales volume compared to the previous fiscal year. Overseas sales, meanwhile, rose year on year, reflecting favorable sales in Europe, Australia and other markets.

Regarding the non-automobiles divisions, sales in the Aerospace division were sharply higher than in the previous fiscal year.

As a result, consolidated net sales, thanks to foreign exchange gains, edged up ¥18.4 billion, or 1.2% year on year, to ¥1,494.8 billion. Operating income, however, declined ¥10.4 billion, or 17.9%, to ¥47.9 billion. Earnings were negatively impacted primarily by deterioration in the sales volume and mix in the Automobiles division, which overshadowed currency exchange gains due to a relatively weak yen and a reduction in cost of materials, as well as selling, general and administrative (SG&A) and other expenses. However, net income surged ¥16.3 billion, or 104.3%, to ¥31.9 billion. Despite a decrease in gain on sales of investment securities, this growth mainly reflected the absence of a loss on termination of joint development projects and additional retirement payments associated with a voluntary retirement program, which were recorded as extraordinary loss items in the previous fiscal year.

SEGMENT INFORMATION

Automobiles Division

Sales from the Automobiles division increased by ¥10.1 billion, or 0.8% year on year, to ¥1,339.3 billion. However, operating income was down ¥13.7 billion, or 26.6%, to ¥37.8 billion. The decline in income largely mirrored the deterioration in the sales volume and mix, which outstripped favorable foreign currency exchange gains from a relatively weak yen, and efforts to reduce material costs, SG&A and other expenses.

Global sales volume was 578 thousand units, up 7 thousand units, or 1.1%, over the previous fiscal year. In Japan, demand for minicars rose steadily, stimulated by net growth in sales of the Stella, a new minicar model launched in June 2006. Minicar growth was sufficient to cover declines elsewhere in existing vehicle models, climbing 13 thousand units, or 9.9%, to 146 thousand units. Nonetheless, passenger car sales volume declined by 16 thousand units, or 16.9% year on year, to 81 thousand units. Although our flagship model Legacy underwent a major facelift in late May 2006, the sales decrease reflected lackluster demand for passenger cars in Japan and lower sales of the Impreza and Forester vehicle models. As a result of these factors, total sales volume in Japan edged down 3 thousand units, or 1.5%, to 227 thousand units.

Overseas sales volume increased by 10 thousand units, or 2.9%, to 351 thousand units. In North America, sharply higher sales of the Impreza were unable to cover declines in other vehicle models, causing sales volume to decrease by 3 thousand units, or 1.6%, to 207 thousand units. In Europe, sales volume was up 7 thousand units, or 10.3%, to 71 thousand units. Sales of the Forester and Impreza models were strong, with substantial growth particularly in Russia and other emerging markets. Another boost to sales volume came from the full start of the B9 Tribeca sales in the second half of the fiscal year. The division also turned in firm performance in Australia, with year-on-year growth recorded for all vehicle models. Sales volume grew by 2 thousand units, or 4.5%, to 38 thousand units, for a second consecutive year of record growth in this market.

CONSOLIDATED AUTOMOBILE SALES (Number of units)

	2007	2006	2005	2004	2003
Domestic Units					
Legacy	**43,951**	50,619	56,977	65,907	47,130
Impreza	**24,135**	26,911	25,194	21,200	24,077
Forester	**11,807**	17,405	17,709	18,988	24,426
Others	**1,308**	2,747	4,138	5,000	7,031
Minicars	**145,610**	132,483	150,021	134,446	142,861
Subtotal	**226,811**	230,165	254,039	245,541	245,525
Overseas Units by Region					
United States	**190,276**	193,562	193,917	189,633	192,389
Canada	**16,247**	16,384	16,506	16,154	17,699
Europe	**71,404**	64,724	60,517	53,578	41,325
Australia	**38,136**	36,506	35,414	30,685	29,455
Others	**35,064**	30,034	21,241	15,652	14,051
Subtotal	**351,127**	341,210	327,595	305,702	294,919
Overseas Units by Model					
Legacy	**133,720**	132,236	150,987	128,994	—
Impreza	**90,927**	72,790	66,670	72,729	—
Forester	**102,969**	104,059	95,173	98,941	—
Tribeca	**18,268**	24,187	—	—	—
Others	**5,243**	7,938	14,765	5,038	—
Subtotal	**351,127**	341,210	327,595	305,702	294,919
CKD* Overseas	—	—	—	2,800	1,500
Total	**577,938**	**571,375**	**581,634**	**554,043**	**541,944**
SIA Consignment Production	—	—	13,150	25,239	—

* CKD: Complete Knocked Down

CONSOLIDATED AUTOMOBILE SALES BY REGION (Number of Units)


600,000
400,000
200,000
0
□ Japan □ United States □ Canada ■ Europe ■ Australia ■ Others

	2003	2004	2005	2006	2007
Total	540,444	551,243	581,634	571,375	**577,938**

AUTOMOBILE INVENTORY (1,000 units)


60
40
20
0

	2003	2004	2005	2006	2007
Japan	22.9	28.4	24.5	18.5	**16.5**
United States	44.7	48.1	51.2	55.6	**46.5**

at the end of March

NON-CONSOLIDATED AUTOMOBILE SALES (Number of units)

	2007	2006	2005	2004	2003
Domestic Units:					
Legacy	**47,176**	57,013	59,843	73,676	49,179
Impreza	**26,159**	30,063	27,437	22,263	25,471
Forester	**12,946**	19,256	19,457	20,097	25,389
Others	**0**	0	1,397	2,479	4,174
Subtotal	**86,281**	106,332	108,134	118,515	104,213
Minicars	**157,453**	138,398	164,624	143,502	147,712
Domestic Total	**243,734**	244,730	272,758	262,017	251,925
Export Units:					
Legacy	**46,410**	42,809	44,101	33,865	21,421
Impreza	**92,782**	75,935	69,946	67,349	75,354
Forester	**99,637**	104,425	90,131	99,463	99,145
Others	**894**	1,554	8,324	161	—
Export Total	**239,723**	224,723	212,502	200,838	195,920
CKD Overseas	**100,972**	119,784	115,317	90,158	107,576
(SIA Portion)	**100,972**	119,784	115,317	87,358	106,076
U.S. Retail Sales*:					
Legacy	**84,442**	87,788	89,453	79,839	85,359
Impreza	**41,148**	33,637	32,209	36,525	38,226
Forester	**51,258**	53,541	58,424	59,761	53,922
Baja	**5,241**	6,239	7,316	10,694	2,513
Tribeca	**18,614**	14,797	—	—	—
Total	**200,703**	196,002	187,402	186,819	180,020
U.S. Production Units*:					
Legacy	**89,351**	91,510	105,550	96,993	102,813
Tribeca	**21,022**	27,481	—	—	—

* U.S. Retail Sales and U.S. Production Units are the aggregate figures for the calendar year from January through December.

DOMESTIC UNITS BY MODEL (Number of units)

300,000
200,000
100,000
0

	2003	2004	2005	2006	2007
Total	251,925	262,017	272,758	244,730	**243,734**

□ Legacy □ Impreza ■ Forester ■ Others ■ Minicars

EXPORT UNITS BY MODEL (Number of units)



300,000
200,000
100,000
0
2003
2004
2005
2006
2007
Total
195,920
200,838
212,502
224,723
239,723
□ Legacy □ Impreza ■ Forester ■ Others —+— CKD Overseas

CHANGE IN UNITS SOLD BY MODEL (Comparison of units sold in fiscal 2007 and fiscal 2006)

DOMESTIC UNITS (NON-CONSOLIDATED) (Number of units)



20,000
10,000
0
-10,000

	Total	Legacy	Impreza	Forester	Minicars
Change	**-996**	-9,837	-3,904	-6,310	19,055

EXPORT UNITS (NON-CONSOLIDATED) (Number of units)



20,000
15,000
10,000
5,000
0
-5,000

	Total	Legacy	Impreza	Forester	Others
Change	**15,000**	3,601	16,847	-4,788	-660

U.S. RETAIL SALES (Number of units)



10,000
5,000
0
-5,000

	Total	Legacy	Impreza	Forester	Baja	Tribeca
Change	**4,701**	-3,346	7,511	-2,283	-998	3,817

Industrial Products Division

Sales in the Industrial Products division declined ¥2.7 billion, or 5.2% compared to the previous fiscal year, to ¥49.7 billion, with operating income down ¥0.5 billion, or 26.0%, to ¥1.5 billion.

Sales in Japan were lower as declining sales mainly of generator engines outweighed an increase in sales volume for pump engines and small engines for construction machinery.

Similarly, overseas sales were lower year on year as firm sales to Europe and the Middle East were unable to overcome declining sales of leisure products and generator engines to North America, primarily due to weak overall demand.

Aerospace Division

The division posted record sales for the second consecutive year, with sales up ¥12.2 billion, or 14.9%, to ¥94.0 billion. Operating income also rose sharply, climbing ¥2.9 billion, or 103.0%, to ¥5.7 billion.

The division has seen steady growth in sales of the "AH-64D" combat helicopter, which FHI began supplying to the Japan Ministry of Defense in fiscal 2006, as well as sales of the "PX/CX" prototype, a next-generation fixed-wing Maritime Patrol Aircraft and Cargo Transport Aircraft. Sales to the Defense sector were lower year on year, however, largely due to fewer deliveries of the "UH-1J" multi-purpose helicopter, and the shipment of Forward Field Observation System prototype completed in fiscal 2007. In the commercial sector, the division saw sharply higher shipments of existing products for the Boeing Company, including the center wing for the Boeing 777 and elevator for the 737, in line with growing demand for passenger aircraft. Sales from two new projects, the center wing for the Boeing 787 and the main wing for the Eclipse 500 light business jet, for which deliveries began in fiscal 2007, contributed to improved business performance. These and other factors contributed to the substantial sales growth in this sector.

Other Division

Following the revised FDR-1 medium-term business plan, the Eco Technologies Company has pursued various measures to improve asset turnover. Consequently, sales from the environmental equipment business were lower as the company prepares to withdraw from this business in fiscal 2008. Sales were also lower due to the restructuring of Japanese subsidiary Yusoki Kogyo K.K. Total division sales declined ¥1.2 billion, or 9.0%, to ¥11.8 billion. However, operating income climbed ¥1.0 billion, or 83.3%, to ¥2.3 billion, as the division benefited from improved profitability at the Eco Technologies Company.

NET SALES BY DIVISION (EXCLUDING INTERSEGMENT SALES)

					Billions of yen
	2007	2006	2005	2004	2003
Automobiles	**¥1,339.3**	¥1,329.2	¥1,319.6	¥1,316.9	¥1,229.8
Industrial Products	**49.7**	52.4	46.8	42.2	41.5
Aerospace	**94.0**	81.8	59.4	56.6	63.0
Other	**11.8**	13.0	20.6	23.6	37.9
Total	**¥1,494.8**	¥1,476.4	¥1,446.5	¥1,439.4	¥1,372.3

OPERATING INCOME (LOSS) BY DIVISION

					Billions of yen
	2007	2006	2005	2004	2003
Automobiles	**¥37.8**	¥51.6	¥40.9	¥52.1	¥67.3
Industrial Products	**1.5**	2.0	0.8	(0.2)	(0.8)
Aerospace	**5.7**	2.8	0.2	(0.3)	3.3
Other	**2.3**	1.2	(0.6)	(1.4)	(3.1)
Corporate and Elimination	**0.6**	0.7	0.6	0.3	0.8
Total	**¥47.9**	¥58.3	¥42.0	¥50.3	¥67.5

OPERATING INCOME (LOSS) BY DIVISION (Billions of yen)


100
80
60
40
20
0
-20
2003
2004
2005
2006
2007
Total
67.5
50.3
42.0
58.3
47.9
Automobiles
Industrial Products
Aerospace
Other
Corporate and Elimination

COST OF SALES, EXPENSES AND OPERATING INCOME

Compared to the previous fiscal year, the cost of sales increased by ¥17.4 billion, or 1.5%, to ¥1,142.7 billion, and the cost of sales ratio edged up 0.2 of a percentage point to 76.4%. Higher prices for parts, mainly due to rising prices for raw materials, were responsible for the increase in the cost of sales ratio. Operating income declined ¥10.4 billion, or 17.9%, to ¥47.9 billion, as benefits from ¥13.8 billion in currency exchange gains, a reduction in material costs of ¥8.6 billion, and a decrease of ¥1.9 billion in SG&A and other expenses were outweighed by negative factors on income stemming from a global deterioration in the sales volume and mix of ¥30.9 billion, and an increase of ¥3.8 billion in R&D expenses.

Net other income/expenses improved ¥27.3 billion to a loss of ¥2.3 billion. This result mainly reflected a currency exchange-related loss of ¥7.7 billion from the posting of foreign exchange losses of ¥11.9 billion, which was partially offset by a net gain on revaluation of derivatives of ¥4.2 billion. Nevertheless, this loss represented an improvement of ¥5.4 billion over the previous fiscal year. Income before income taxes and minority interest improved ¥16.9 billion, or 59.0%, to ¥45.6 billion, thanks primarily to the absence of a loss on termination of joint development projects of ¥7.1 billion and ¥8.0 billion in additional retirement payments posted in the previous year, coupled with a reduction in losses for the year. As a result, net income increased by ¥16.3 billion, or 104.3%, to ¥31.9 billion.

ANALYSIS OF INCREASES AND DECREASES IN OPERATING INCOME (CONSOLIDATED) (Billions of yen)



Amortization of negative goodwill 3.3
58.3
13.8
8.6
1.9
-30.9
-3.8
Amortization of negative goodwill 2.2
47.9
Operating income FYE March 2006
Gain on currency exchange
Reduction in cost of materials
Decrease of SG&A expenses and others
Deterioration of sales volume & mixture and others
Increase of R&D expenses
Operating income FYE March 2007

TOTAL ASSETS, SHAREHOLDERS' CAPITAL AND SHAREHOLDERS' CAPITAL TO TOTAL ASSETS (Billions of yen)



1,500
1,000
500
0
60
40
20
0

	2003	2004	2005	2006	2007
□ Total assets [left scale]	1,344	1,350	1,357	1,348	**1,316**
□ Shareholders' capital [left scale]	411	454	471	465	**494**
–+– Ratio of shareholders' capital to total assets (%) [right scale]	30.6	33.6	34.7	34.5	**37.5**

ROE AND ROA (%)



10
8
6
4
2
0

	2003	2004	2005	2006	2007
–+– ROE	8.3	8.9	3.9	3.3	**6.6**
–+– ROA	5.3	3.9	3.3	4.6	**3.9**

ROA was calculated as "(operating income + interest and dividend income) / (average of assets at the beginning and end of term)"

LIQUIDITY AND FINANCING

Securing Liquidity

FHI manages cash and cash equivalents with a view to maintaining a level equivalent to average monthly sales. Cash and cash equivalents at the end of the year totaled ¥99.1 billion. While this amount is less than average monthly sales for the term (¥124.6 billion), the difference is due to limiting assets in order to improve asset turnover. Liquidity is covered by a commitment line of credit. Cash and cash equivalents, combined with the amount of credit available, is sufficient to secure liquidity at the level of average monthly sales.

Interest-bearing debt at the end of the year totaled ¥343.9 billion, a year-on-year decrease of ¥30.2 billion. The debt/equity ratio improved 0.11 of a point to 0.70, as FHI maintained a sound financial position.

FHI plans to reduce interest-bearing debts 20% by the end of fiscal 2008, to ¥329.0 billion, from fiscal 2005's total of ¥412.2 billion.

Financial Position

Total assets at March 31, 2007 decreased ¥32.4 billion, or 2.4% compared to the previous fiscal year-end, to ¥1,316.0 billion. Total current assets were ¥594.7 billion, down ¥24.5 billion, or 4.0%, from the previous year. These declines were largely the result of a decrease in short-term loans due to the securitization of receivables at a financing subsidiary, and lower cash and cash equivalents.

Property, plant and equipment decreased by ¥5.4 billion, or 1.0%, to ¥550.6 billion, a change primarily attributable to a decline in machinery, equipment and vehicles.

Investments and other assets totaled ¥170.8 billion, a decrease of ¥2.5 billion, or 1.4%, over the previous fiscal year-end. Total liabilities were down ¥60.3 billion, or 6.8%, to ¥820.3 billion, mostly as a result of lower current liabilities due to declines in notes and accounts payable, trade and short-term borrowings, and a decline in long-term debts.

Effective this fiscal year, FHI adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (The Accounting Standards Board of Japan (ASBJ), December 9, 2005, Statement No.5) and the related "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ, December 9, 2005, Guidance No.8). The adoption of this standard has no effect on income.

Shareholders' equity (equal to net assets minus minority interest in consolidated subsidiaries) at March 31, 2007, rose ¥28.5 billion, or 6.2%, to ¥494.0 billion. This change is primarily attributable to a year-on-year increase of ¥24.8 billion in retained earnings to ¥214.8 billion. FHI also has ¥40.5 billion in treasury stock that it plans to hold rather than cancel for the immediate future in order to provide for the flexible implementation of its capital policy. Net assets (equal to shareholders' capital plus valuation, translation and other adjustments and minority interest in consolidated subsidiaries) totaled ¥495.7 billion.

As a result of the above, return on equity (ROE) at the end of year was 6.6%, an improvement of 3.3 percentage points compared to the previous fiscal year. Return on assets (ROA), which factors in operating income and interest and dividend income, decreased by 0.7 of a percentage point to 3.9%.

Cash Flows

Net cash provided by operating activities decreased by ¥71.9 billion, to ¥65.6 billion. This decline was largely attributable to an increase in inventories of ¥12.8 billion, and a decrease of ¥20.5 billion in notes and accounts payable, trade. These factors offset income before income taxes and minority interest of ¥45.6 billion and ¥81.5 billion in depreciation and amortization expenses.

Net cash used in investing activities declined ¥32.3 billion year on year, to ¥43.4 billion. Uses of cash included ¥49.8 billion for the purchase of property, plant and equipment (net of proceeds from sale of property, plant and equipment), and ¥12.0 billion for the purchase of leased assets (net of proceeds from sale of leased assets). These cash outflows were partially offset by ¥23.5 billion from the collection of loans receivable (net of disbursement of loans receivable).

INTEREST-BEARING DEBT BALANCE AND D/E RATIO (Billions of yen)


500
400
300
200
100
0
1.0
0.8
0.6
0.4
0.2
0.0
2003
2004
2005
2006
2007
Interest-bearing debt
[left scale]
389.1
379.0
412.2
374.1
343.9
D/E ratio
[right scale]
0.95
0.84
0.87
0.80
0.70

Net cash used in financing activities totaled ¥36.2 billion, representing a year-on-year improvement of ¥52.7 billion. This result was largely attributable to a net decrease in short-term borrowings of ¥27.2 billion, as well as ¥2.1 billion used for repayment on long-term debts (net of proceeds from long-term debts).

CAPITAL EXPENDITURES

Capital expenditures increased ¥3.4 billion, or 6.0% over the previous fiscal year, to ¥59.6 billion. Expenditures rose atop a sales launch of the Impreza and consignment production for Toyota at SIA in 2007. Depreciation increased ¥1.4 billion, or 2.5%, to ¥58.9 billion, largely due to the depreciation of tooling costs.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses at FHI as a whole increased ¥3.8 billion, or 8.1%, to ¥50.7 billion, mainly from promotion of the development of new Impreza, Forester, and Legacy models in line with the product portfolio put forth in the revised FDR-1 medium-term business plan.

BASIC POLICY REGARDING THE DISTRIBUTION OF PROFITS

FHI views the return of profits to shareholders as a priority task for management, and follows a basic policy of maintaining stable long-term dividends while taking comprehensive consideration of such factors as its earnings performance and dividend payout ratio. FHI uses retained earnings with the intent of strengthening its financial position. Funds are also allocated for investments to support future growth and development in areas such as R&D for the development of appealing products, and investments to bolster FHI's production and sales network.

OUTLOOK

In Japan, capital expenditures and exports are expected to remain major factors underpinning business expansion in fiscal 2008. Nevertheless, severe economic conditions are likely to persist as the sales numbers for passenger cars in the overall automobile market decline for a fourth consecutive year, and the shift toward minicar models continues. FHI's operating environment will require caution, with U.S. economic trends pointing to an impending slow down. Other sources of concern are also present, including rising prices for raw materials and volatility in the currency exchange markets. Given this environment, FHI is forecasting the following operating results in fiscal 2008:

Net sales:	¥1,550.0 billion (up 3.7% year on year)
Operating income:	¥35.0 billion (down 26.9% year on year)
Net income:	¥16.0 billion (down 49.8% year on year)

MEDIUM- TO LONG-TERM MANAGEMENT STRATEGIES

In February 2007, FHI announced a new four-year, medium-term management plan scheduled to run from fiscal 2008 to 2011. While retaining FHI's long-term vision of becoming a compelling company with a strong market presence, the new plan places priority on building stronger foundations to underpin future growth, and aims for solid improvements in enterprise value, guided by an unswerving commitment to FHI customers. Centered on the philosophy that "Customers come first," the plan seeks to 1) provide a distinctive Subaru experience for drivers and passengers, 2) increase sales globally, 3) strengthen competitiveness in quality and cost, 4) grow through the business alliance with Toyota, and 5) grow the level of employee competence and so enhance the organization. Financial targets include attaining an operating margin at the level of 5% and a target ROA level of 7% by fiscal 2011.

CAPITAL EXPENDITURES/DEPRECIATION EXPENSES (Billions of yen)


100
75
50
25
0

	2003	2004	2005	2006	2007
Capital expenditures	64.6	74.6	85.3	56.2	59.6
Depreciation expenses	48.8	53.2	51.1	57.5	58.9

RESEARCH AND DEVELOPMENT EXPENSES (Billions of yen)


80
60
40
20
0

	2003	2004	2005	2006	2007
R&D expenses	60.1	57.5	53.0	46.9	50.7

FORECAST FOR GLOBAL AUTOMOBILE SALES (1,000 units)

	2008	2007	Change
Japan			
Passenger cars	89.4	**81.2**	8.2
Minicars	128.6	**145.6**	−17.0
Subtotal	218.0	**226.8**	−8.9
Overseas			
United States	196.5	**190.3**	6.2
Canada	18.5	**16.2**	2.3
Europe	79.6	**71.4**	8.2
Australia	38.0	**38.1**	−0.1
Other	33.1	**35.1**	−1.9
Subtotal	365.8	**351.1**	14.7
Total	583.7	**577.9**	5.8

Principal Risks

Business risks faced by FHI with the potential to have a significant impact on investor decisions are as follows. These are not an exhaustive list, so for more details please see FHI's website at http://www.fhi.co.jp/english/ir/index.html

Currency Fluctuations

FHI's operating income for the year decreased compared to the previous fiscal year, but one factor was the substantial impact of currency fluctuations. Overseas sales account for a majority (61.5%) of FHI's net sales, and some items associated with net sales, operating income, assets, etc. are denominated in local currencies, primarily the U.S. dollar. These items are converted to the Japanese yen for preparation of the consolidated financial statements. Accordingly, if there is a discrepancy between the exchange rate assumed for forecasts for the coming year and the actual exchange rate at closing, there is a chance that it will have a negative impact on FHI's results and financial position if the yen is relatively strong, or a positive impact if the yen is relatively weak.

In order to minimize currency exchange risk, FHI performs hedge operations with forward exchange contracts depending on the conditions prevailing. However, extreme currency fluctuations at the end of the term may impact gains or losses on the revaluation of derivatives and may substantially affect other income (expenses).

Purchase of Specific Raw Materials and Parts

FHI procures raw materials, parts and other products from a large number of suppliers, and is at times dependent on certain suppliers. If supply and demand conditions tighten and FHI is unable to procure these goods at stable costs, delivery and quality, it could substantially affect the FHI Group's operating results and financial position.

Legal Regulations Pertaining to the Environment and Other Areas

FHI is subject to a variety of legal regulations both in Japan and overseas on emissions, energy conservation, noise, recycling, levels of discharge of pollutants from manufacturing plants, and automobile safety, etc. Cost increases resulting from more stringent regulations in the future have the potential to affect the FHI Group's financial results.

CONSOLIDATED BALANCE SHEETS

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2007	2006	2007
Current assets:			
Cash and time deposits (Note 4)	¥ 52,406	¥ 65,542	$ 443,780
Marketable securities (Notes 4 and 5)	32,017	37,444	271,124
Notes and accounts receivable, trade (Note 9)	99,290	104,972	840,799
Allowance for doubtful accounts	(1,713)	(2,163)	(14,506)
Inventories (Note 6)	224,919	216,396	1,904,641
Short-term loans (Note 4)	101,184	118,414	856,838
Deferred tax assets (Note 12)	27,072	32,992	229,249
Other current assets	59,501	45,604	503,861
Total current assets	594,676	619,183	5,035,786
Property, plant and equipment (Notes 7, 8 and 9)	1,284,660	1,245,642	10,878,651
Less — accumulated depreciation	(734,076)	(689,669)	(6,216,241)
Net property, plant and equipment	550,584	555,973	4,662,410
Investments and other assets:			
Investment securities (Note 5)	72,349	69,963	612,660
Investments in non-consolidated subsidiaries and affiliated companies	15,136	11,532	128,173
Long-term loans	3,696	8,141	31,298
Goodwill	19,092	18,928	161,673
Intangibles, net	16,100	19,283	136,337
Deferred tax assets (Note 12)	20,825	23,612	176,349
Other assets (Note 9)	26,806	24,133	226,997
Allowance for doubtful accounts	(3,223)	(2,348)	(27,293)
Total investments and other assets	170,781	173,244	1,446,194
Total assets	¥1,316,041	¥1,348,400	$11,144,390

LIABILITIES AND NET ASSETS	Millions of yen 2007	2006	Thousands of U.S. dollars (Note 1) 2007
Current liabilities:			
Short-term borrowings (Note 9)	**¥ 172,665**	¥ 199,784	**$ 1,462,148**
Current portion of long-term debts (Note 9)	**20,789**	24,223	**176,043**
Notes and accounts payable, trade	**190,394**	211,412	**1,612,279**
Accrued expenses	**94,970**	100,667	**804,217**
Accrued income taxes (Note 12)	**4,572**	11,472	**38,717**
Other current liabilities (Note 12)	**80,277**	80,555	**679,795**
Total current liabilities	**563,667**	628,113	**4,773,199**
Long-term liabilities:			
Long-term debts (Note 9)	**150,400**	150,072	**1,273,605**
Accrued pension and severance liability (Note 11)	**45,516**	52,322	**385,435**
Negative goodwill (Notes 1 and 3)	**821**	2,995	**6,952**
Other long-term liabilities (Notes 8 and 12)	**59,934**	47,112	**507,528**
Total long-term liabilities	**256,671**	252,501	**2,173,520**
Contingent liabilities (Note 24)			
Net assets: (Notes 1 and 13)			
Shareholders' capital:			
Common stock			
Authorized — 1,500,000,000 shares			
Issued — 782,865,873 shares	**153,795**	153,795	**1,302,354**
Capital surplus	**160,104**	160,071	**1,355,780**
Retained earnings	**214,831**	189,996	**1,819,214**
Less — treasury stock, at cost, 2007 — 64,639,092 shares	**(40,511)**	(41,545)	**(343,052)**
2006 — 66,193,286 shares			
Total shareholders' capital	**488,219**	462,317	**4,134,296**
Valuation, translation and other adjustments:			
Net unrealized holding gain on securities	**22,182**	21,145	**187,840**
Revaluation reserve for land (Notes 8 and 12)	**290**	290	**2,455**
Foreign currency translation adjustments	**(16,687)**	(18,230)	**(141,307)**
Total valuation, translation and other adjustments	**5,785**	3,205	**48,988**
Minority interest in consolidated subsidiaries	**1,699**	2,264	**14,387**
Total net assets	**495,703**	467,786	**4,197,671**
Total liabilities and net assets	**¥1,316,041**	¥1,348,400	**$11,144,390**

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Net sales	¥1,494,817	¥1,476,368	¥1,446,491	$12,658,286
Cost of sales	1,142,674	1,125,293	1,107,718	9,676,298
Gross profit	352,143	351,075	338,773	2,981,988
Selling, general and administrative expenses (Note 14)	304,237	292,736	296,756	2,576,314
Operating income	47,906	58,339	42,017	405,674
Other income (expenses):				
Interest and dividend income	3,864	3,421	2,393	32,721
Interest expenses	(4,017)	(3,181)	(2,437)	(34,016)
Gain on sale of securities, net	40	3,021	541	338
Foreign exchange gains (losses)	(11,906)	(10,597)	915	(100,821)
Loss on devaluation of securities	(335)	(16)	(23)	(2,837)
Gain (loss) on sale and disposal of property, plant and equipment, net	1,899	(401)	(4,752)	16,081
Gain (loss) on revaluation of derivatives	4,196	(2,470)	(3,129)	35,532
Impairment loss on property, plant and equipment (Note 15)	(550)	(4,064)	—	(4,657)
Additional retirement payments (Note 11)	—	(7,991)	—	—
Loss on termination of development projects (Note 16)	—	(7,094)	—	—
Loss on devaluation of inventories at Aerospace division (Note 17)	—	—	(8,122)	—
Loss on discontinued operations (Note 18)	—	—	(3,467)	—
Amortization of negative goodwill (Note 3)	2,175	3,296	6,868	18,418
Loss on compensation to suppliers (Note 19)	—	—	(4,174)	—
Prior period adjustment (Note 20)	1,451	—	—	12,287
Gain on transfer of the substitutional portion of the employees' pension fund (Note 11)	2,423	—	—	20,518
Loss on liquidation of affiliated companies (Note 21)	(913)	—	—	(7,731)
Other, net	(644)	(3,589)	(5,564)	(5,454)
	(2,317)	(29,665)	(20,951)	(19,621)
Income before income taxes and minority interest	45,589	28,674	21,066	386,053
Income taxes (Note 12):				
Current	7,231	13,231	5,913	61,233
Deferred	6,411	(303)	(3,264)	54,289
	13,642	12,928	2,649	115,522
Income before minority interest	31,947	15,746	18,417	270,531
Minority interest in earnings of consolidated subsidiaries	(48)	(135)	(179)	(407)
Net income	¥ 31,899	¥ 15,611	¥ 18,238	$ 270,124

	Yen			U.S. dollars (Note 1)
Per share data (Note 2):				
Net income — Basic	¥44.46	¥20.66	¥23.27	$0.38
— Diluted	44.44	20.66	23.27	0.38
Net assets	687.81	649.41	604.51	5.82
Cash dividends (Note 13)	9.00	9.00	9.00	0.08

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2007, 2006 and 2005

	Thousands										Millions of yen	
	Number of shares issued	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gains on securities	Revaluation reserve for land	Foreign currency translation adjustments	Total valuation, translation and other adjustment	Minority interest in consolidated subsidiaries	Total net assets
Balance, March 31, 2004	782,866	¥153,795	¥160,107	¥165,192	¥ (2,798)	¥476,296	¥10,291	¥421	¥(33,300)	¥(22,588)	¥3,319	¥457,027
Cash dividends				(7,013)		(7,013)				—		(7,013)
Payment of bonuses to directors and statutory auditors				(157)		(157)				—		(157)
Net income				18,238		18,238				—		18,238
Purchase of treasury stock					(399)	(399)				—		(399)
Disposal of treasury stock			(36)	(77)	966	853				—		853
Increase in the number of companies accounted for by the equity method				1,496		1,496				—		1,496
Other comprehensive income of foreign subsidiaries				343		343				—		343
Other changes in shareholders' capital						—				—		—
Changes (other than shareholders' capital), net						—	6,654		(2,574)	4,080	148	4,228
Balance, March 31, 2005	782,866	153,795	160,071	178,022	(2,231)	489,657	16,945	421	(35,874)	(18,508)	3,467	474,616
Cash dividends				(7,015)		(7,015)				—		(7,015)
Payment of bonuses to directors and statutory auditors				(111)		(111)				—		(111)
Net income				15,611		15,611				—		15,611
Purchase of treasury stock					(39,351)	(39,351)				—		(39,351)
Disposal of treasury stock				(8)	37	29				—		29
Increase in the number of companies accounted for by the equity method				3,466		3,466				—		3,466
Other comprehensive income of foreign subsidiaries				31		31				—		31
Other changes in shareholders' capital						—				—		—
Changes (other than shareholders' capital), net						—	4,200	(131)	17,644	21,713	(1,203)	20,510
Balance, March 31, 2006	782,866	153,795	160,071	189,996	(41,545)	462,317	21,145	290	(18,230)	3,205	2,264	467,786
Cash dividends				**(6,452)**		**(6,452)**				**—**		**(6,452)**
Payment of bonuses to directors and statutory auditors				**(107)**		**(107)**				**—**		**(107)**
Net income				**31,899**		**31,899**				**—**		**31,899**
Purchase of treasury stock					**(71)**	**(71)**				**—**		**(71)**
Disposal of treasury stock			**33**		**1,105**	**1,138**				**—**		**1,138**
Increase in the number of companies accounted for by the equity method				**1,038**		**1,038**			**(18)**	**(18)**		**1,020**
Other comprehensive income of foreign subsidiaries				**(1,513)**		**(1,513)**				**—**		**(1,513)**
Other changes in shareholders' capital				**(30)**		**(30)**				**—**		**(30)**
Changes (other than shareholders' capital), net						**—**	**1,037**		**1,561**	**2,598**	**(565)**	**2,033**
Balance, March 31, 2007	**782,866**	**¥153,795**	**¥160,104**	**¥214,831**	**¥(40,511)**	**¥488,219**	**¥22,182**	**¥290**	**¥(16,687)**	**¥ 5,785**	**¥1,699**	**¥495,703**

											Thousands of U.S. dollars (Note 1)	
Balance, March 31, 2006	782,866	$1,302,354	$1,355,500	$1,608,908	$(351,808)	$3,914,954	$179,058	$2,455	$(154,374)	$27,140	$19,172	$3,961,266
Cash dividends				**(54,637)**		**(54,637)**				**—**		**(54,637)**
Payment of bonuses to directors and statutory auditors				**(906)**		**(906)**				**—**		**(906)**
Net income				**270,125**		**270,125**				**—**		**270,125**
Purchase of treasury stock					**(601)**	**(601)**				**—**		**(601)**
Disposal of treasury stock			**280**		**9,357**	**9,637**				**—**		**9,637**
Increase in the number of companies accounted for by the equity method				**8,790**		**8,790**			**(152)**	**(152)**		**8,638**
Other comprehensive income of foreign subsidiaries				**(12,812)**		**(12,812)**				**—**		**(12,812)**
Other changes in shareholders' capital				**(254)**		**(254)**				**—**		**(254)**
Changes (other than shareholders' capital), net						**—**	**8,782**		**13,219**	**22,000**	**(4,785)**	**17,215**
Balance, March 31, 2007	**782,866**	**$1,302,354**	**$1,355,780**	**$1,819,214**	**$(343,052)**	**$4,114,296**	**$187,840**	**$2,455**	**$(141,307)**	**$48,988**	**$14,387**	**$4,197,671**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2007, 2006 and 2005

			Millions of yen	Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Cash flows from operating activities:				
Income before income taxes and minority interest	¥ 45,589	¥ 28,674	¥ 21,066	$ 386,053
Adjustments to reconcile income before income taxes and minority interest to net cash provided by operating activities:				
Depreciation and amortization expenses	81,454	80,073	71,010	689,762
(Gain) loss on sale and disposal of property, plant and equipment, net	(1,899)	401	4,752	(16,081)
Decrease in accrued pension and severance liability	(6,790)	(6,859)	(2,730)	(57,499)
Gain on sale of investment securities	(40)	(3,021)	(541)	(338)
Loss on devaluation of securities	335	16	23	2,837
Decrease in notes and accounts receivable, trade	6,392	13,893	5,353	54,129
Increase in inventories	(12,787)	(9,944)	(11,272)	(108,282)
Increase (decrease) in notes and accounts payable, trade	(20,520)	16,555	33	(173,766)
Increase (decrease) in deposits received	(825)	23,964	150	(6,986)
Income taxes paid	(15,555)	(9,201)	(6,197)	(131,722)
Impairment loss on property, plant and equipment	550	4,064	—	4,657
Loss on termination of development projects	—	7,094	—	—
Loss on compensation to suppliers	—	—	4,174	—
Loss on discontinued operations	—	—	3,467	—
Amortization of negative goodwill	(2,175)	(3,296)	(31,675)	(18,418)
(Gain) loss on revaluation of derivatives	(4,196)	2,470	3,129	(35,532)
Other, net	(3,917)	(7,398)	(3,415)	(33,170)
Net cash provided by operating activities	65,616	137,485	57,327	555,644
Cash flows from investing activities:				
Purchase of property, plant and equipment	(57,388)	(60,942)	(84,209)	(485,968)
Proceeds from sale of property, plant and equipment	7,571	3,616	5,719	64,112
Purchase of investment securities	(16,599)	(9,063)	(7,690)	(140,562)
Purchase of marketable securities	(3,517)	(9,489)	(37,119)	(29,782)
Proceeds from sale of investment securities	11,430	13,092	5,395	96,791
Proceeds from sale of marketable securities	8,472	21,908	50,474	71,742
Purchase of intangible assets	(3,100)	(5,127)	(8,009)	(26,251)
Disbursement of loans receivable	(114,761)	(124,989)	(122,633)	(971,810)
Collection of loans receivable	138,280	127,450	101,195	1,170,971
Price adjustment of investments in subsidiary (Note 4)	—	(7,087)	—	—
Purchase of leased assets	(64,100)	(59,933)	(53,789)	(542,806)
Proceeds from sale of leased assets	52,112	34,499	30,692	441,290
Other, net	(1,828)	290	30,213	(15,480)
Net cash used in investing activities	(43,428)	(75,775)	(89,761)	(367,753)
Cash flows from financing activities:				
Proceeds from long-term debts	1,700	15,301	49,867	14,396
Repayment on long-term debts	(3,848)	(28,996)	(37,166)	(32,585)
Issuance of bonds	20,000	—	20,000	169,362
Redemption of bonds	(20,500)	(10,300)	(10,000)	(173,596)
Net increase (decrease) in short-term borrowings	(27,169)	(18,538)	10,898	(230,070)
Purchase of treasury stock	(62)	(39,352)	(399)	(525)
Proceeds from disposal of treasury stock	224	30	24	1,897
Dividends paid	(6,452)	(7,015)	(7,013)	(54,636)
Other, net	(102)	(15)	(12)	(865)
Net cash provided by (used in) financing activities	(36,209)	(88,885)	26,199	(306,622)
Effect of exchange rate changes on cash and cash equivalents	756	7,856	(1,481)	6,401
Net decrease in cash and cash equivalents	(13,265)	(19,319)	(7,716)	(112,330)
Cash and cash equivalents:				
Balance at beginning of year	112,366	131,685	139,401	951,529
Net decrease related to the change in scope of consolidation	(41)	—	—	(347)
Balance at end of year (Note 4)	¥ 99,060	¥ 112,366	¥ 131,685	$ 838,852
Supplementary information on cash flows:				
Cash paid during the year for interest	¥ 3,945	¥ 2,920	¥ 2,432	$ 33,407

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES

1. Basis of Presentation of the Financial Statements

The accompanying consolidated financial statements of Fuji Heavy Industries Ltd. (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of the company's overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of their domicile. The accompanying consolidated financial statements have been restructured and translated into English (with certain expanded disclosure and the inclusion of the consolidated statements of changes in net assets for 2006 and 2005) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Certain supplementary information included in the statutory Japanese language consolidated financial statements, but not considered necessary for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥118.09 to U.S.$1. The convenience translation should not be construed as representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the Company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these consolidated foreign subsidiaries are included based on their fiscal year ended December 31, significant intervening transactions that occurred for the period between December 31 and March 31 are reflected in the consolidated financial statements.

The consolidated financial statements include the accounts of the Company and 61 subsidiaries in the fiscal year 2007 and 68 subsidiaries in the fiscal years 2006 and 2005.

In addition, 17 non-consolidated subsidiaries and an affiliated company are accounted for by the equity method in the fiscal year 2007, while 10 non-consolidated subsidiaries and an affiliated company are accounted for by the equity method in the fiscal year 2006, and there were 4 non-consolidated subsidiaries and an affiliated company accounted for by the equity method in the fiscal year 2005.

Investments in insignificant non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are carried at cost. The difference between the cost and the underlying net equity of investments in subsidiaries and affiliated companies is allocated to identifiable assets based on their fair value at the date of acquisition. The unallocated residual value of the excess of the cost over the fair value of the underlying net assets is recognized as goodwill, and is amortized over a period of 5 years on a straight-line basis. However, the negative goodwill, which arose from making Subaru of Indiana Automotive, Inc. ("SIA") a wholly owned subsidiary of the Company, is amortized differently. The portion that clearly corresponds to the forecasted future losses is amortized according to the generation of those losses, and the remaining portion of the negative goodwill is being amortized by the straight-line method over 5 years.

All assets and liabilities of subsidiaries, which include not only the Company's interest in the subsidiary but also the minority interest portion, are valued based on their fair value at the time the Company first consolidates the subsidiary.

Translation of foreign currency-denominated accounts

Under the Japanese accounting standards for foreign currency translation, monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included currently in the statement of income.

The assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the balance sheet dates of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the respective years. The resulting foreign currency translation adjustments are included in "Foreign currency translation adjustments" and "Minority interest in consolidated subsidiaries" in the net assets section of the accompanying consolidated balance sheets.

Revenue recognition

Revenue from sales of finished products is generally recognized when the products are shipped to dealers or customers. Revenue from operating leases is recognized on a straight-line basis over the lease term. In addition, revenue of the Aerospace division's production contracts with the production term exceeding one year and the amount exceeding ¥5,000 million is recognized by the percentage-of-completion method.

Cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and have negligible risk of changes in value due to their short maturities.

Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the amount calculated based on the historical ratio of bad debt for ordinary receivables, and an estimated amount of uncollectible account for specific over-due receivables.

Marketable securities and investment securities

Under the Japanese accounting standards for financial instruments, available-for-sale securities for which fair value is available are stated at their fair value as of the balance sheet dates with unrealized holding gains and losses included as a separate component of net assets until realized, while securities for which fair value is not readily available are stated at cost as determined by the moving-average method, after taking into consideration devaluation, if any, for permanent impairment. Held-to-maturity debt securities are stated using the amortized cost method.

Derivative financial instruments and hedge accounting

The Japanese accounting standards for financial instruments require the Company and consolidated domestic subsidiaries to state derivative financial instruments at their fair value and to recognize changes in the fair value as a gain or loss unless such derivative financial instruments are used for hedging purposes.

For interest rate swap contracts used as a hedge which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

Derivative financial instruments qualifying as a hedge, along with the underlying transactions, assets and liabilities are as follows:

Financial Instrument	Transaction, Assets and Liabilities
Interest swaps	Borrowings

The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy. An evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedging instruments are the same as those of the underlying transactions, assets and liabilities, and therefore they are presumed to be highly effective in offsetting the effect of movements in interest rates at their inception as well as during their terms.

(Change in accounting policy)

(Fiscal 2005)

In the fiscal year 2005, the Company discontinued applying hedge accounting for its foreign exchange contracts. The reason for the change was that the Company reconsidered the appropriateness of application of hedge accounting in connection with its review of the hedge policy and management activities for foreign exchange contracts.

Previously, for foreign exchange contracts used as a hedge which meet certain hedging criteria, the Company translated hedged foreign currency-denominated assets and liabilities using the contracted forward rates, and for forward exchange contracts hedging future transactions, the Company deferred the recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until the related gains or losses on the hedged items are recognized in earnings.

As a result of this change, operating income increased by ¥141 million and income before income taxes and minority interest decreased by ¥1,623 million in the fiscal year 2005 as compared with the amounts resulting from application of the previous hedge accounting policy.

The impact of such change on segment information is stated in Segment Information (Note 26).

Inventories

Finished products are stated principally at cost determined by the moving-average method. Raw materials, work in process and supplies are stated principally at cost determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Significant renewals and additions are capitalized; ordinary maintenance, ordinary repairs, minor renewals and minor improvements are charged to the consolidated statements of income as incurred.

Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to their general class, type of construction, and use.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7–50 years
Machinery, equipment and vehicles:	2–12 years

(Change in accounting policy)

(Fiscal 2006)

In the fiscal year 2006, the Company and the consolidated domestic subsidiaries adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this change, income before income taxes and minority interest decreased by ¥3,263 million. (Impairment loss on property, plant and equipment in the consolidated statement of income in the fiscal year 2006 was ¥4,064 million, of which ¥801 million was related to consolidated subsidiaries in the United States.) The impact of such change on segment information is stated in Segment Information (Note 26).

An accumulated impairment loss is recorded as a direct deduction in the book value of the respective assets.

Accounting for leases

In principle, finance leases are accounted for on a similar basis to sales by lessors or purchases by lessees. However, finance leases which do not transfer ownership of the leased assets to lessees as stipulated in the lease contracts can be accounted for as operating leases. Therefore, as a lessee, the Company and consolidated domestic subsidiaries account for those leases as operating leases and charge periodic lease payments to expenses as incurred. Certain "as-if capitalized" pro-forma information is disclosed in Note 23 to the consolidated financial statements.

Goodwill and intangible assets

Goodwill is principally amortized by the straight-line method in accordance with accounting principles generally accepted in the countries where such goodwill is recorded. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, while other identifiable assets are amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives of 3 or 5 years.

Accrued warranty claims

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experience of warranty services and estimated future warranty costs, which are included in "Accrued expenses" in the accompanying consolidated balance sheets.

Directors' bonuses

Directors' bonuses are recognized as expenses for the period in which they are incurred.

(Change in accounting policy)

(Fiscal 2007)

Accounting standard for directors' bonuses

In previous fiscal years, directors' bonuses were accounted for as a direct distribution from unappropriated retained earnings. Effective the fiscal year 2007, they are recognized in earnings as incurred. This change in accounting standards had no material effect on income.

Accrued pension and severance liability

Upon termination of employment, employees of the Company and consolidated subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pensions as described below, based on current rates of pay, length of service, and conditions under which the termination occurs. The minimum payment is an amount based on voluntary retirement. In addition to the minimum payment based on voluntary retirement, employees receive additional benefits for retirement due to age limit, death or other defined reasons.

Certain consolidated subsidiaries in Japan have contributory funded defined benefit employees' welfare pension funds, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension funds consist of a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the corporate noncontributory pension plans.

Under the Japanese accounting standards for pension and severance benefits, accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and the fair value of plan assets at the end of the fiscal year. Prior service cost is amortized by the straight-line method over a period (12-18 years) which is shorter than the average remaining service period of the eligible employees. Actuarial gains and losses are amortized from the following fiscal year by the straight-line method over a period (primarily 18 years) which is shorter than the average remaining service period of the eligible employees.

Accrued pension contribution for defined benefit pension plans is included in accrued pension and severance liability.

Directors and statutory auditors of the Company and consolidated domestic subsidiaries are entitled to receive a lump-sum payment at the time of severance or retirement, subject to approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules, and are included in "Other long-term liabilities" in the accompanying consolidated balance sheets.

Research and development costs

Research and development costs are expensed as incurred and amounted to ¥50,709 million (US$429,410 thousand), ¥46,893 million and ¥52,962 million for the fiscal years 2007, 2006 and 2005, respectively.

Income taxes

The provision for income taxes is computed based on the pretax income for financial reporting purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(Change in accounting policy)

(Fiscal 2007)

Accounting standard for business combinations

Effective the fiscal year 2007, the Company and consolidated domestic subsidiaries adopted the provisions of "Accounting Standard for Business Combination" (Business Accounting Deliberation Council, October 31, 2003), "Accounting Standard for Business Separation" (Statement No. 7 issued by the Accounting Standards Board of Japan on December 27, 2005), and the related "Implementation guidance for the accounting standard for business combination and the accounting standard for business separation" (the Financial Accounting Standard Implementation Guidance No. 10 issued by the Accounting Standards Board of Japan on December 27, 2005). The adoption of these standards had no effect on income.

Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from the year ended March 31, 2007, the Company adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The consolidated balance sheet as of March 31, 2006 has been restated to conform to the 2007 presentation. There were no effects on total assets or total liabilities from applying the New Accounting Standards to the balance sheet as of March 31, 2006. The adoption of the New Accounting Standards had no impact on the consolidated statements of income for the years ended March 31, 2007, 2006 and 2005.

Accounting Standard for Statement of Changes in Net Assets

Effective from the year ended March 31, 2007, the Company adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, "the Additional New Accounting Standards").

Accordingly, the Company prepared the statement of changes in net assets for the year ended March 31, 2007 in accordance with the Additional New Accounting Standards. Also, the Company voluntarily prepared the consolidated statements of changes in net assets for 2006 and 2005 in accordance with the Additional New Accounting Standards. Previously, consolidated statements of shareholders' equity were prepared for the purpose of inclusion in the consolidated financial statements although such statements were not required under Japanese GAAP.

Net income per share

Basic net income per share (EPS) is computed based on the average number of shares of common stock outstanding during each year. Diluted EPS assumes the potential dilution that could occur if all the convertible securities were converted or other contracts to issue common stock were exercised to the extent that they are not anti-dilutive.

Reclassification and restatement

Certain prior year amounts have been reclassified to conform to the current year presentation. Also, as described above, the consolidated balance sheet for 2006 has been restated to conform to new presentation rules of 2007. Also, in lieu of the consolidated statements of shareholders' equity for the years ended March 31, 2006 and 2005, which were prepared on a voluntary basis for inclusion in the 2006 and 2005 consolidated financial statements, the Company prepared the consolidated statements of changes in net assets for 2006 and 2005 as well as for 2007.

These reclassifications had no impact on previously reported results of operations or retained earnings.

3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

Subaru of Indiana Automotive, Inc. ("SIA," formerly Subaru-Isuzu Automotive Inc.), a consolidated subsidiary in the United States, had been a joint venture company of Isuzu Motors, Limited ("Isuzu") and the Company (the Company had held a 51% interest in SIA). On January 1, 2003, as a result of dissolution of the joint venture relationship with Isuzu and execution of an agreement for the consignment of production, the Company acquired Isuzu's share of SIA to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

The acquisition cost of Isuzu's share of SIA was determined in consideration of certain losses on disposal of property, plant and equipment, losses on cancellation of operating leases, and losses related to personnel reduction, to be incurred during and after the consigned production activities. Consequently, negative goodwill arose.

The portion of the negative goodwill that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The Company revised this amortization schedule in the fiscal year 2006 following the settlement of actual losses with Isuzu according to the Master Agreement for Cancellation of Joint Venture Relationship and Consignment of Production dated December 20, 2002.

As a result, negative goodwill became ¥1,949 million as of March 31, 2006, which was fully amortized during the fiscal year 2007.

4. Additional Cash Flow Information

(a) Cash and cash equivalents as of March 31, 2007, 2006 and 2005, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Cash and time deposits	**¥ 52,406**	¥ 65,524	¥ 40,742	**$ 443,780**
Marketable securities	**32,017**	37,444	87,003	**271,124**
Short-term loans	**101,184**	118,414	128,202	**856,838**
	185,607	221,382	255,947	**1,571,742**
Less maturity over three months	**(86,547)**	(109,016)	(124,262)	**(732,890)**
Cash and cash equivalents	**¥ 99,060**	¥ 112,366	¥ 131,685	**$ 838,852**

(b) Significant non-cash transactions:

(Fiscal 2005)

On August 3, 2004, the Company executed a share exchange agreement to make Yusoki Kogyo K.K. a wholly owned subsidiary of the Company. As a result of the share exchange, goodwill increased by ¥833 million and treasury stock decreased by ¥942 million in the fiscal year 2005.

(Fiscal 2006)

None.

(Fiscal 2007)

On October 1, 2006, the Company executed a share exchange agreement to make Fuji Machinery Co., Ltd., a wholly owned subsidiary of the Company. As a result of the share exchange, goodwill increased by ¥307 million (US$2,600 thousand) and treasury stock decreased by ¥1,000 million (US$8,468 thousand) in the fiscal year 2007.

(c) Price adjustment of investments in subsidiary

(Fiscal 2006)

"Price adjustment of investments in subsidiary" included in the cash flows from investing activities represents a cash payment related to the adjustment to the price of SIA shares transferred from Isuzu under the settlement of actual losses in the fiscal year 2006, in accordance with the Master Agreement for Cancellation of Joint Venture Relationship and Consignment of Production with Isuzu, as described in Note 3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

5. Marketable Securities and Investment Securities

Information as to the value of marketable securities and investment securities as of March 31, 2007 and 2006, is as follows:

(1) Other securities (available-for-sale securities) for which fair market value was available:

(a) As of March 31, 2007:

			Millions of yen
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	¥20,348	¥57,376	¥37,028
Debt securities			
Other	36	272	236
Subtotal	20,384	57,648	37,264
Book value not exceeding acquisition cost:			
Equity securities	293	274	(19)
Debt securities			
Government and municipal bonds	9,746	9,722	(24)
Corporate bonds	2,929	2,919	(10)
Other	2,181	2,173	(8)
Subtotal	15,149	15,088	(61)
Total	¥35,533	¥72,736	¥37,203

			Thousands of U.S. dollars
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	$172,309	$485,867	$313,558
Debt securities			
Other	305	2,303	1,998
Subtotal	172,614	488,170	315,556
Book value not exceeding acquisition cost:			
Equity securities	2,482	2,320	(162)
Debt securities			
Government and municipal bonds	82,530	82,327	(203)
Corporate bonds	24,803	24,719	(84)
Other	18,469	18,401	(68)
Subtotal	128,284	127,767	(517)
Total	$300,898	$615,937	$315,039

(b) As of March 31, 2006:

			Millions of yen
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	¥20,162	¥55,671	¥35,509
Debt securities			
Other	35	344	309
Subtotal	20,197	56,015	35,818
Book value not exceeding acquisition cost:			
Equity securities	223	196	(27)
Debt securities			
Government and municipal bonds	11,297	11,154	(143)
Corporate bonds	3,632	3,572	(60)
Other	1,335	1,314	(21)
Subtotal	16,487	16,236	(251)
Total	¥36,684	¥72,251	¥35,567

(2) Other securities (available-for-sale securities) sold during the fiscal years 2007 and 2006:

(a) For the year ended March 31, 2007:

Sales amount	Total gains	Total losses
¥616,735 million	¥413 million	¥370 million
US$5,222,584 thousand	US$3,497 thousand	US$3,133 thousand

The above sales amount included sales of short-term investments in commercial paper and other amounting to ¥596,833 million (US$5,054,052 thousand).

(b) For the year ended March 31, 2006:

Sales amount	Total gains	Total losses
¥615,171 million	¥5,475 million	¥2,313 million

The above sales amount included sales of short-term investments in commercial paper and other amounting to ¥580,171 million.

(3) Book value of major securities without available fair market value as of March 31, 2007 and 2006:

Other securities (available-for-sale securities)	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Money management fund	¥29,656	¥33,679	$251,130
Unlisted stocks (excluding over-the-counter stocks)	1,967	1,469	16,657

Note: The Company and consolidated subsidiaries recognized ¥335 million (US$2,837 thousand) and ¥16 million in loss on devaluation of securities for the fiscal years 2007 and 2006, respectively.

For the purpose of recording a loss on devaluation of securities, the Company and consolidated subsidiaries consider all the securities whose fair market value has fallen below 50% of the acquisition cost to be permanently impaired, and record the relevant loss on devaluation. For securities whose fair market value has declined between 30% to 50% in relation to their acquisition costs, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and record a loss on devaluation in an amount deemed permanently impaired.

(4) Scheduled redemption of other securities (available-for-sale securities) with maturity and held-to-maturity debt securities as of March 31, 2007 and 2006:

(a) As of March 31, 2007:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Debt securities								
Government and municipal bonds	¥ 767	¥ 7,825	¥286	¥ 844	$ 6,495	$66,263	$2,422	$7,147
Corporate bonds	599	1,987	333	—	5,073	16,826	2,820	—
Other	994	720	210	249	8,417	6,097	1,778	2,109
Total	¥2,360	¥10,532	¥829	¥1,093	$19,985	$89,186	$7,020	$9,256

(b) As of March 31, 2006:

	Millions of yen			
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Debt securities				
Government and municipal bonds	¥2,846	¥ 7,086	¥ 693	¥ 529
Corporate bonds	743	2,632	196	—
Other	174	469	175	496
Total	¥3,763	¥10,187	¥1,064	¥1,025

6. Inventories

Inventories as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finished products	¥117,272	¥121,866	$ 993,073
Work in process	84,786	74,090	717,978
Raw materials	20,936	18,583	177,289
Supplies	1,925	1,857	16,301
Total	¥224,919	¥216,396	$1,904,641

7. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2007 and 2006, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Buildings and structures	¥ 298,614	¥ 291,073	$ 2,528,699
Machinery and vehicles	452,166	439,940	3,828,995
Leased assets	97,576	98,783	826,285
Other	241,504	234,522	2,045,084
Subtotal	1,089,860	1,064,318	9,229,063
Less accumulated depreciation	(734,076)	(689,669)	(6,216,241)
Land	176,465	173,928	1,494,326
Construction in progress	18,335	7,396	155,262
Total	¥ 550,584	¥ 555,973	$ 4,662,410

8. Revaluation Reserve for Land

In accordance with the Land Revaluation Law (Law No. 34, enacted on March 31, 1998), land owned by a consolidated subsidiary for business use was revalued on March 31, 2002. The unrealized gains from the revaluation were included in the net assets as "Revaluation reserve for land," net of income taxes. The deferred taxes for the unrealized gains are included in other long-term liabilities. Unrecorded loss on the revalued land as of March 31, 2007, was ¥483 million (US$4,090 thousand). According to the Law, the Company and consolidated subsidiaries are not permitted to revalue the land after April 1, 2002.

9. Short-Term Borrowings and Long-Term Debts

Short-term borrowings as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Bank loans with average interest rate of 0.79% and 0.55% per annum as of March 31, 2007 and 2006, respectively	¥161,665	¥191,784	$1,368,999
Commercial paper with average interest rate of 0.70% and 0.24% per annum as of March 31, 2007 and 2006, respectively	11,000	8,000	93,149
Total	¥172,665	¥199,784	$1,462,148

Long-term debts as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Loans principally from banks and insurance companies due through 2025 with average interest rate of 2.42% and 2.38% per annum as of March 31, 2007 and 2006, respectively	¥ 71,189	¥ 73,795	$ 602,837
Unsecured 0.97% bonds due May 15, 2006	—	20,000	—
Unsecured 0.89% bonds due September 28, 2007	10,000	10,000	84,681
Unsecured 1.22% bonds due September 30, 2008	30,000	30,000	254,044
Unsecured 0.68% bonds due June 18, 2010	20,000	20,000	169,362
Unsecured 1.31% bonds due April 28, 2011	20,000	20,000	169,362
Unsecured 2.01% bonds due May 31, 2012	20,000	—	169,362
Unsecured 0.93% bonds of consolidated subsidiary due February 15, 2007	—	500	—
Subtotal	171,189	174,295	1,449,648
Less — Portion due within one year	(20,789)	(24,223)	(176,043)
Total	¥150,400	¥150,072	$1,273,605

Annual maturities of long-term debts as of March 31, 2007, were as follows:

	Millions of yen	Thousands of U.S. dollars
2008	¥ 20,789	$ 176,043
2009	48,981	414,777
2010	9,894	83,784
2011	23,326	197,527
2012	20,719	175,451
2013 and thereafter	47,480	402,066
Total	¥171,189	$1,449,648

The following assets as of March 31, 2007 and 2006, were pledged as collateral for certain loans:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Notes and accounts receivable, trade	¥ 132	¥ 291	$ 1,118
Property, plant and equipment	57,168	88,887	484,105
Other assets	—	180	—
Total	¥57,300	¥89,358	$485,223

The unused balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) as of March 31, 2007 and 2006, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Total commitments	¥82,599	¥81,174	$699,458
Less amounts currently borrowed	—	—	—
Unused balance	¥82,599	¥81,174	$699,458

10. Unexecuted Balance of Overdraft Facilities and Lending Commitments

The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Total overdraft facilities and lending commitments	¥10,910	¥14,310	$92,387
Less amounts currently executed	2,312	2,788	19,578
Unexecuted balance	¥ 8,598	¥11,522	$72,809

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always available.

11. Pension and Severance Plans

The Company and consolidated domestic subsidiaries have lump-sum retirement payment plans, qualified retirement pension plans, and contributory defined benefit employees' welfare pension funds, and certain domestic subsidiaries have defined contribution pension plans. In addition, in certain occasions, additional retirement payments are made to employees for their retirement. Consolidated foreign subsidiaries primarily have defined contribution plans.

By the end of the fiscal year 2007, the Company had transferred 80% of prescribed retirement benefits from the lump-sum retirement payment plan to the qualified retirement pension plan for employees who terminate their employment at the age of 50 or over.

As of March 31, 2007, the Company and 38 of its consolidated domestic subsidiaries, which add up to a total of 39 companies, have lump-sum retirement payment plans. Within the group, there are also 22 qualified retirement pension plans, 3 defined contribution plans, 3 defined benefits pension plans, and a multi-employer employees' welfare pension fund (excluding overlaps from joint trustee contracts, integration contracts, and joint establishment of a multi-employer fund). In addition, there are 14 single-employer employees' welfare pension funds subject to the provisions of Article 33 of "Practice Guidelines of Accounting for Retirement Benefits."

Certain insignificant consolidated subsidiaries calculated their pension liability using the simplified method. Under the simplified method, an accrued pension and severance liability is provided at the amount that would have been payable had all the employees voluntarily retired at the end of the fiscal year, less an amount to be covered from the plan assets, while the Company and significant subsidiaries provide an accrued pension and severance liability based on the estimated amount of pension and severance obligation (projected benefit obligations), less the fair value of plan assets at the end of the fiscal year under the actuarial method.

Additional information (Fiscal 2007)

Transfer to the government of the substitutional portion of employees' welfare pension fund

As stipulated in the Japanese Defined Benefit Pension Insurance Law, the Tokyo Subaru Employees' Pension Fund (a multi-employer employees' welfare pension fund), of which certain consolidated subsidiaries are members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from the benefit obligations related to future employee service in respect of the substitutional portion on October 28, 2005, and obtained an approval from the Minister of Health, Labor and Welfare for transferring the obligations related to past employee service on November 1, 2006. The pension fund is currently in the process of transferring plan assets related to the obligations related to past employee service to the government.

The amount of plan assets to be transferred (the minimum reserve obligations) to the government as of March 31, 2007, was ¥5,294 million (US$44,830 thousand). Assuming the transfer had taken place at the end of the fiscal year 2007, the Company recognized a resulting difference of ¥2,423 million (US$20,518 thousand) as "Gain on transfer of the substitutional portion of the employees' pension fund" in other income in the fiscal year 2007, in accordance with the provisions of Article 44-2 of "Practice Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Systems Committee Report No. 13).

A reconciliation between the projected pension and severance obligation and accrued pension and severance liability as of March 31, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
a. Projected pension and severance obligation	¥120,177	¥125,549	$1,017,673
b. Plan assets	(71,200)	(65,763)	(602,930)
c. Unfunded pension and severance obligations	48,977	59,786	414,743
d. Unamortized actuarial loss	(4,003)	(7,062)	(33,898)
e. Unamortized prior service cost	488	(448)	4,133
f. Net amount recorded in balance sheet	45,462	52,276	384,978
g. Prepaid pension cost	(54)	(46)	(457)
h. Accrued pension and severance liability	¥ 45,516	¥ 52,322	$ 385,435

Notes: 1. The above amounts include the substitutional portion of the government pension plan funded by social security taxes paid by employees and employer.
2. Certain insignificant consolidated subsidiaries calculated the liability using the simplified method.
3. In addition to the above plan assets, there were plan assets of the multi-employer pension plan amounting to ¥20,764 million (US$175,832 thousand) and ¥17,425 million as of March 31, 2007 and 2006, respectively. The plan assets for the multi-employer pension plan could not be allocated to each participating employer. These amounts were based on the number of participants.

Periodic pension and severance costs for the fiscal years 2007, 2006 and 2005, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
a. Service cost	¥ 8,572	¥ 9,351	¥ 9,647	$ 72,589
b. Interest cost	2,232	2,557	2,636	18,901
c. Expected return on plan assets	(1,313)	(1,266)	(1,175)	(11,119)
d. Amortization of actuarial gain/loss	663	1,218	1,853	5,614
e. Amortization of prior service cost	51	186	257	432
f. Pension and severance cost	10,205	12,046	13,218	86,417
g. Gain on transfer of the substitutional portion of the employees' pension fund	(2,423)	—	—	(20,518)
h. Total	¥ 7,782	¥12,046	¥13,218	$ 65,899

Notes: 1. The above amounts do not include the social security taxes paid by employees.
2. Service costs of consolidated subsidiaries using the simplified method are included in the service cost above.
3. Service cost above includes required funding for the multi-employer pension plan amounting to ¥797 million (US$6,749 thousand), ¥831 million and ¥877 million for the fiscal years 2007, 2006 and 2005, respectively, for which plan assets could not be allocated to each participating employer.
4. Service cost above includes contributions to the defined contribution plans of certain consolidated foreign subsidiaries amounting to ¥1,436 million (US$12,160 thousand), ¥1,397 million and ¥1,476 million for the fiscal years, 2007, 2006 and 2005, respectively.
5. In addition to the pension and severance cost above, additional retirement payments amounting to ¥971 million (US$8,223 thousand), ¥7,467 million, and ¥371 million were made for the fiscal years 2007, 2006 and 2005, respectively. For the fiscal year 2007, ¥190 million (US$1,609 thousand) out of the total additional retirement payments is included in selling, general and administrative expenses, and the remaining ¥781 million (US$6,614 thousand) is reflected as part of "Other, net" in other expense in the accompanying consolidated statement of income. For the fiscal year 2006, ¥37 million out of the total additional retirement payments is included in selling, general and administrative expenses, and the remaining ¥7,430 million is reflected as "Additional retirement payments" in other expense in the accompanying consolidated statement of income. For the fiscal year 2005, ¥92 million out of the total additional retirement payments is included in selling, general and administrative expenses, and the remaining ¥279 million is reflected as part of "Loss on discontinued operations" in other expense in the accompanying consolidated statement of income.

Actuarial assumptions used in computation of pension and severance liability were as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	2.0%–2.5%
c. Expected rate of return on plan assets	0.8%–4.0%
d. Amortization of actuarial gain/loss	Primarily 18 years (It is amortized by the straight-line method starting from the following fiscal year over a period shorter than the average remaining service periods of the eligible employees)
e. Amortization of prior service cost	12 to 18 years (fiscal 2007) 14 to 18 years (fiscal 2006)

12. Income Taxes

The Company and consolidated subsidiaries were subject to a number of taxes based on income, which in the aggregate, resulted in a normal statutory income tax rate of approximately 40.5% for the fiscal years 2007, 2006 and 2005.

A reconciliation of the statutory income tax rates in Japan to the Company's effective income tax rates for the fiscal years 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Statutory income tax rate in Japan	**40.5%**	40.5%	40.5%
Increase (reduction) in taxes resulting from:			
Changes in valuation allowance and tax benefits realized from loss carry forwards	**(4.9)**	20.2	19.8
Adjustment to past corporate income taxes payable and corporate income taxes refundable	**(0.9)**	2.8	(1.6)
Adjustment to past deferred income taxes	**(1.0)**	(6.8)	—
Adjustment to past corporate income taxes of consolidated subsidiary in the United States	**—**	—	15.8
Special deductions on corporate income taxes	**(2.3)**	(6.1)	(5.4)
Entertainment and other non-deductible expenses	**1.1**	1.1	1.6
Equity income	**(1.4)**	(2.0)	0.7
Amortization of goodwill	**(1.9)**	(4.6)	(59.0)
Other	**0.7**	0.0	0.2
Effective income tax rate	**29.9%**	45.1%	12.6%

Significant components of the deferred tax assets and liabilities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Net operating loss carry forwards	**¥ 18,453**	¥ 17,843	**$ 156,262**
Unrealized gain on sale of inventories	**4,611**	5,240	**39,046**
Accrued pension and severance liabilities	**18,267**	20,933	**154,687**
Accrued expenses	**6,956**	10,114	**58,904**
Accrued bonus	**6,173**	6,296	**52,274**
Accrued warranty claims	**8,205**	8,318	**69,481**
Unrealized gain on sale of property, plant and equipment	**6,017**	6,382	**50,953**
Loss on devaluation of inventories	**6,443**	5,458	**54,560**
Other	**20,052**	14,423	**169,803**
Total deferred tax assets	**95,177**	95,007	**805,970**
Valuation allowance	**(16,685)**	(18,149)	**(141,291)**
Total deferred tax assets, net of valuation allowance	**78,492**	76,858	**664,679**
Deferred tax liabilities:			
Depreciation and amortization expenses	**(8,782)**	(5,823)	**(74,367)**
Net unrealized holding gains on investment securities	**(15,031)**	(14,442)	**(127,284)**
Revaluation reserve for land	**(703)**	(703)	**(5,953)**
Advanced depreciation reserve	**(489)**	(468)	**(4,141)**
Other	**(7,044)**	(3,085)	**(59,649)**
Total deferred tax liabilities	**(32,049)**	(24,521)	**(271,394)**
Net deferred tax assets	**¥ 46,443**	¥ 52,337	**$ 393,285**

The net deferred tax assets are included in the following captions in the accompanying consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current assets — Deferred tax assets	¥27,072	¥32,992	$229,249
Investments and other assets — Deferred tax assets	20,825	23,612	176,349
Current liabilities — Other current liabilities	—	(4)	—
Long-term liabilities — Other long-term liabilities	(1,454)	(4,263)	(12,313)
Total net deferred tax assets	¥46,443	¥52,337	$393,285

13. Net Assets

The Japanese Corporate Law (the "Law") became effective on May 1, 2006, replacing the Japanese Commercial Code (the "Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in-capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in-capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in-capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in-capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

At the annual shareholders' meeting held on June 26, 2007, the shareholders approved cash dividends amounting to ¥3,234 million (US$27,386 thousand). Such appropriations have not been accrued in the consolidated financial statements as of March 31, 2007. Such appropriations are recognized in the period in which they are approved by the shareholders.

14. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal years 2007, 2006 and 2005, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Transportation and packing expenses	¥ 17,291	¥ 16,184	¥ 15,316	$ 146,422
Advertisement expenses	49,342	45,823	47,884	417,834
Sales incentives	48,606	38,827	33,670	411,601
Salary and bonus	47,210	48,421	50,047	399,778
Research and development cost	49,552	45,809	52,042	419,612
Other	92,236	97,672	97,797	781,067
Total	¥304,237	¥292,736	¥296,756	$2,576,314

15. Impairment Loss on Property, Plant and Equipment

In the fiscal year ended March 31, 2006, the Company recorded an impairment loss with regard to the following asset groups.

Use	Location	Category
Manufacturing facility	United States	Structures, machinery and equipment
Assets for dealership business	Wakayama prefecture and 3 other locations	Buildings and structures, machinery and equipment and land
Real estate for lease business	Gunma prefecture	Buildings
Underutilized real estate	Hokkaido prefecture and 3 other locations	Land, buildings and structures, and other

The operating properties for dealers are grouped by each company, and the leased property and unused property are grouped on a property by property basis, and the operating properties of a subsidiary in the United States are grouped by the product.

·The impairment loss by each category of property, plant and equipment was as follows;

	Millions of yen
	2006
Buildings and structures	¥1,672
Machinery and equipment	782
Land and other	1,610
Total	¥4,064

16. Loss on Termination of Development Projects

In the fiscal year ended March 31, 2006, the Company recorded a ¥7,094 million loss on termination of development projects, which consisted of the following two components:

(1) A joint development project for new model vehicle

In light of the termination of the Strategic Alliance between the Company and General Motors (GM), the Company and GM agreed to terminate the joint development project for cross over vehicles with SAAB Automobile AB. As a result, the Company has recorded other expense of ¥3,633 million on the joint project costs already incurred. As the Company has since identified certain project assets to be used for another model development, the loss has been reduced by ¥1,980 million compared to the amount recorded in the consolidated financial statements for the semi-annual period of the fiscal year 2006.

(2) New software system development project

The Company started to develop a software operating system which was expected to support its business processes from order entry to delivery. However, the Company has concluded that the new system would not be as cost effective as it was originally planned. As a result, the Company terminated the development project and has recorded other expense of ¥3,461 million from the termination.

17. Loss on Devaluation of Inventories at Aerospace Division

In the fiscal year 2005, the Company recorded a ¥8,122 million loss on devaluation of inventories, because the prospect for realization of the "Work in process" inventories of the Aerospace division's certain project become uncertain due to a substantial delay in the progress of the project.

18. Loss on Discontinued Operations

The Company terminated the operations of Trailer, Train Parts, and other productions at Yusoki Kogyo K.K. in the fiscal year 2005. A loss on discontinued operation due to the termination of these operations was ¥3,467 million.

19. Loss on Compensation to Suppliers

In the fiscal year 2005, the Company recorded a ¥4,174 million loss on compensation to suppliers based on the anticipated compensation payments for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in the Automotive Division.

20. Prior Period Adjustment

Prior period adjustment recorded in the fiscal year 2007 represents a gain on reversal, as a result of the final settlement, of a portion of "Loss on termination of joint development projects (joint development projects for new model vehicles)" which was recorded as other expense in the fiscal year 2006.

21. Loss on Liquidation of Affiliated Companies

Loss on liquidation for the fiscal year 2007 represents a loss of ¥913 million (US$7,731 thousand) upon liquidation of Fuji AT Ltd., which was a joint venture with JATCO Ltd.

22. Business Combinations

(Fiscal 2007)

The Company has integrated certain Subaru dealer subsidiaries for the purpose of enhancement of their sales force and improvement of their profitability.

Those integrated companies are consolidated subsidiaries included in the automobiles segment, and the integration has been accounted for as a reorganization of entities under common control.

(1) April 1, 2006, merger by surviving companies

Area	Integrated companies	New companies
Hokkaido	Asahikawa Subaru, Inc.	Hokkaido Subaru, Inc.
	Hokkaido Subaru, Inc.*	
Chubu	Hokuriku Subaru, Inc*	Hokuriku Subaru, Inc.
	Fukui Subaru, Co., Ltd	
Shikoku	Kagawa Subaru, Inc.*	Higashishikoku Subaru, Inc.
	Tokushima Subaru, Inc.	
Kita-Kyushu	Saga Subaru, Inc.	Nishikyushu Subaru, Inc.
	Nagasaki Subaru, Inc.*	
Minami-Kyushu	Miyazaki Subaru, Inc.	Minamikyushu Subaru, Inc.
	Kagoshima Subaru, Inc*	

* Surviving companies

(2) October 1, 2006, sale of automobile dealership business to a surviving company.

Area	Integrated companies	New companies
Kinki	Wakayama Subaru Motors Inc.	Osaka Subaru, Inc.
	Osaka Subaru, Inc.*	

* Surviving company

In addition, the number of consolidated subsidiaries decreased because Subaru Yard Operations, Inc (subsidiary of Subaru of America, Inc.) was merged into Subaru of America, Inc (sales company in America).

Share exchange

On October 2, 2006, the Company acquired additional common shares of Fuji Machinery Co., Ltd. through a share exchange. The details of the transaction are as follows;

1. Acquired company and nature of its business, legal form of business combination, and a summary of the transaction including the purpose
   (1) Acquired company and nature of its business
   Fuji Machinery Co., Ltd. (manufacturing and selling the parts of automobiles and industrial products)

   (2) Legal form of business combination
   A share exchange (simplified share exchange method)

(3) Summary of the transaction including the purpose

Fuji Machinery Co., Ltd. accounts for approximately 90% of its sales to the Company. In order to enhance group management, the Company made Fuji Machinery Co., Ltd. a wholly owned subsidiary.

2. Accounting treatment

Transaction with minority shareholders

3. Information concerning the acquisition of additional shares of subsidiary

(1) Acquisition cost and its breakdown

Price for acquisition

The shares of Fuji Heavy Industries Ltd.: ¥705 million (US$5,970 thousand)

(2) Share exchange ratio by class of shares, method of determining the share exchange ratio, and the number of shares issued and their valuation amount

① Class of shares and exchange ratio

Common shares Fuji Heavy Industries Ltd. 1: Fuji Machinery Co., Ltd. 0.52

② Method of determining the share exchange ratio

The Company and Fuji Machinery Co., Ltd. individually engaged third party appraisers to analyze the exchange ratio. This analysis was performed based on the market stock prices, the comparable-company comparisons, and the discounted cash flows. The Company and Fuji Machinery Co., Ltd. have agreed to the above ratio, taking into consideration the results of such third party appraisals and certain other factors.

③ The number of shares issued and their valuation amount

1,586,520 shares ¥1,066 million (US$9,027 thousand)

(3) The amount of recognized goodwill, source of generated goodwill, and method of amortization and amortization period

① The amount of recognized goodwill: ¥307 million (US$2,600 thousand)

② Source of generated goodwill

The difference between the acquisition cost of the additional shares of subsidiary and the amount of minority interest that were decreased by the additional acquisition

③ Method of amortization and amortization period

5-years amortization by the straight-line method

Stock option plans

(Fiscal 2007)

1. Descriptions and volume and movement of stock options

(1) Descriptions of stock option plans

	Fiscal 2002 Stock option plan	Fiscal 2004 Stock option plan
Position and number of grantee	Directors, Executive Officers, Corporate Auditors and employees: 303	Directors, Executive Officers, Corporate Auditors and employees: 320
Class and number of stock (shares)	Common Stock 1,029,000	Common Stock 1,917,000
Date of grant	September 9, 2002	June 25, 2004
Vesting condition	Directors, Executive Officers, Corporate Auditors and employees who are enrolled at the date the subscription rights are granted	Directors, Executive Officers, Corporate Auditors and employees who are enrolled at the date the subscription rights are granted
Required service period	From September 9, 2002, to July 31, 2004	From June 25, 2004, to July 31, 2006
Exercise period	From August 1, 2004, to July 31, 2009	From August 1, 2006, to July 31, 2011

Note: The number of stock options is converted to the number of common stock.

(2) Volume and movement of stock options

The stock options outstanding in the fiscal year 2007 are summarized as follows:

① The number of stock options (shown as the equivalent number of common stock)

	Fiscal 2002 Stock option plan	Fiscal 2004 Stock option plan
Not exercisable stock options (shares):		
At the end of the fiscal year 2006	—	1,917,000
Stock options granted	—	—
Forfeitures	—	8,000
Conversion to exercisable stock options	—	1,909,000
Stock options outstanding	—	—
Exercisable stock options (shares):		
At the end of the fiscal year 2006	962,000	—
Conversion from not exercisable stock options	—	1,909,000
Stock options exercised	120,000	39,000
Forfeitures	—	—
Stock options outstanding	842,000	1,870,000

② Price information of stock options

	Fiscal 2002 Stock option	Fiscal 2004 Stock option
Exercise price (yen)	¥489,000	¥594,000
Average market price of the stock at the time of exercise (yen)	678	675
Fair value (date of grant) (yen)	—	—

23. Leases

(1) Information as lessee

As allowed under the Japanese accounting standards, the Company and consolidated subsidiaries in Japan account for finance leases, which do not transfer ownership of leased assets to lessees as stipulated in the lease contracts, as operating leases. The "as-if capitalized" pro-forma information of such leases as of March 31, 2007 and 2006, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Machinery, equipment and vehicles	¥ 1,195	¥ 1,208	$ 10,119
Other tangible assets	2,230	2,284	18,884
Intangible assets	55	35	466
	3,480	3,527	29,469
Accumulated depreciation/amortization	(1,815)	(1,586)	(15,370)
Net	¥ 1,665	¥ 1,941	$ 14,099

Pro-forma information related to finance leases for the fiscal years 2007, 2006 and 2005 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Rent paid	¥616	¥623	¥665	$5,216
Depreciation and amortization expenses	565	578	599	4,784
Interest expense portion	47	51	57	398

The future minimum lease/rent payments, excluding the portion of interest thereon, as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finance leases:			
Due within one year	¥ 536	¥ 540	$ 4,539
Due after one year	1,222	1,491	10,348
Total	¥1,758	¥2,031	$14,887
Operating leases:			
Due within one year	¥ 888	¥ 834	$ 7,520
Due after one year	3,252	3,523	27,538
Total	¥4,140	¥4,357	$35,058

(2) Information as lessor

The carrying amounts of leased assets under finance leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Machinery, equipment and vehicles	¥ 22,016	¥ 22,541	$ 186,434
Other tangible assets	8,811	9,202	74,613
Intangible assets	1,938	1,970	16,411
	32,765	33,713	277,458
Accumulated depreciation and amortization	(18,663)	(17,879)	(158,041)
Net	¥ 14,102	¥ 15,834	$ 119,417

Information related to finance leases for the fiscal years 2007, 2006 and 2005, was as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Rent received	¥8,844	¥9,357	¥9,417	$74,892
Depreciation and amortization expenses	6,635	7,109	7,187	56,186
Interest income portion	937	1,231	1,313	7,935

The future minimum lease/rent payments receivable, excluding the portion of interest thereon, as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finance leases:			
Due within one year	¥ 6,524	¥ 6,966	$ 55,246
Due after one year	9,888	11,487	83,733
Total	¥16,412	¥18,453	$138,979
Operating leases:			
Due within one year	¥ 5,028	¥ 4,904	$ 42,578
Due after one year	3,947	4,261	33,423
Total	¥ 8,975	¥ 9,165	$ 76,001

24. Contingent Liabilities

Contingent liabilities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
As guarantor of third-party indebtedness from financial institutions	¥39,960	¥41,451	$388,386

25. Derivative Financial Instruments

In the normal course of business, the Company and consolidated subsidiaries employ derivative financial instruments, including foreign exchange forward contracts, foreign currency options and interest rate swaps, to manage their exposures to fluctuations in foreign currency exchange rates and interest rates. The Company and consolidated subsidiaries do not use derivatives for speculative or trading purposes.

The fair value information of derivative financial instruments as of March 31, 2007 and 2006, was as follows:

(1) Foreign currency contracts:

(a) As of March 31, 2007:

	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Fair value	Valuation gain (loss)	Notional amount	Fair value	Valuation gain (loss)
Foreign exchange forward contracts:						
Sell —						
U.S. dollar	¥64,166	¥64,805	¥(639)	$543,365	$548,777	$(5,412)
Euro	9,232	9,708	(476)	78,178	82,208	(4,030)
Canadian dollar	5,888	5,909	(21)	49,860	50,038	(178)
Buy —						
U.S. dollar	4,539	4,535	(4)	38,437	38,403	(34)
British pound	1,112	1,121	9	9,417	9,493	76
Foreign currency options contracts:						
Sell —						
Call U.S. dollar	13,063			110,619		
	[178]	218	(40)	[1,507]	1,846	(339)
Call Euro	6,212			52,604		
	[59]	116	(57)	[500]	982	(482)
Call Canadian dollar	8,134			68,880		
	[93]	127	(34)	[788]	1,075	(287)
Buy —						
Put U.S. dollar	19,196			162,554		
	[245]	167	(78)	[2,075]	1,414	(661)
Put Euro						
Put Canadian dollar	2,540			21,509		
	[33]	26	(7)	[279]	220	(59)

(b) As of March 31, 2006:

	Millions of yen		
	Notional amount	Fair value	Valuation gain (loss)
Foreign exchange forward contracts:			
Sell —			
U.S. dollar	¥108,109	¥112,859	¥(4,750)
Euro	5,911	6,083	(172)
Canadian dollar	10,041	10,375	(334)
Buy —			
U.S. dollar	20,374	20,333	(41)
Foreign currency options contracts:			
Sell —			
Call U.S. dollar	24,689		
	[207]	314	(107)
Call Euro	7,916		
	[48]	44	4
Call Canadian dollar	3,641		
	[34]	20	14
Buy —			
Put U.S. dollar	24,586		
	[207]	176	(31)
Put Euro	690		
	[48]	32	(16)
Put Canadian dollar	3,477		
	[34]	26	(8)

Note: The amounts in [brackets] are the carrying amounts of the premium on the option contracts recorded as other current assets or liabilities.

(2) Interest rate contracts:

(a) As of March 31, 2007:

	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Fair value	Valuation gain	Notional amount	Fair value	Valuation gain
Interest rate swap contracts:						
Receive floating rate pay fixed rate	¥7,743	¥101	¥101	$65,569	$855	$855

(b) As of March 31, 2006:

None

The method to determine the fair value is based on quotations obtained from financial institutions.

Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above table according to the disclosure requirements.

26. Segment Information

Information by business segment

The Company and consolidated subsidiaries operate principally in four business segments: automobiles, industrial products, aerospace and other business fields (including eco-related equipment).

A summary of net sales, operating income or loss, assets, depreciation and amortization expenses and capital expenditures by business segment for the fiscal years 2007, 2006 and 2005, was as follows:

			Millions of yen	Thousands of U.S. dollars
Net sales:	2007	2006	2005	2007
Automobiles —				
Outside customers	¥1,339,291	¥1,329,161	¥1,319,603	$11,341,274
Inter-segment	3,050	3,688	4,069	25,828
Subtotal	1,342,341	1,332,849	1,323,672	11,367,102
Industrial products —				
Outside customers	49,699	52,436	46,814	420,857
Inter-segment	20	116	307	169
Subtotal	49,719	52,552	47,121	421,026
Aerospace —				
Outside customers	94,012	81,787	59,434	796,105
Inter-segment	16	35	40	135
Subtotal	94,028	81,822	59,474	796,240
Other —				
Outside customers	11,815	12,984	20,640	100,051
Inter-segment	2,575	2,518	2,994	21,805
Subtotal	14,390	15,502	23,634	121,856
Total	1,500,478	1,482,725	1,453,901	12,706,224
Corporate and elimination	(5,661)	(6,357)	(7,410)	(47,938)
Consolidated total	¥1,494,817	¥1,476,368	¥1,446,491	$12,658,286

			Millions of yen	Thousands of U.S. dollars
Operating income or loss:	2007	2006	2005	2007
Operating income (loss):				
Automobiles	¥37,831	¥51,559	¥40,942	$320,357
Industrial products	1,508	2,038	849	12,770
Aerospace	5,674	2,795	195	48,048
Other	2,257	1,231	(590)	19,113
Total	47,270	57,623	41,396	400,288
Corporate and elimination	636	716	621	5,386
Consolidated total	¥47,906	¥58,339	¥42,017	$405,674

			Millions of yen	Thousands of U.S. dollars
Assets:	2007	2006	2005	2007
Total assets:				
Automobiles	¥1,058,957	¥1,110,445	¥1,136,372	$ 8,967,373
Industrial products	55,450	56,621	57,611	469,557
Aerospace	165,177	147,557	127,548	1,398,738
Other	64,915	68,435	74,449	549,708
Total	1,344,499	1,383,058	1,395,980	11,385,376
Corporate and elimination	(28,458)	(34,658)	(38,521)	(240,986)
Consolidated total	¥1,316,041	¥1,348,400	¥1,357,459	$11,144,390

Other significant items:			Millions of yen	Thousands of U.S. dollars
	2007	2006	2005	2007
Depreciation and amortization expenses:				
Automobiles	¥ 73,899	¥ 74,431	¥ 64,630	$ 625,786
Industrial products	1,618	1,795	1,999	13,701
Aerospace	4,236	1,941	1,912	35,871
Other	1,701	1,906	2,469	14,404
Total	81,454	80,073	71,010	689,762
Corporate and elimination	—	—	—	—
Consolidated total	¥ 81,454	¥ 80,073	¥ 71,010	$ 689,762
Impairment loss on property, plant and equipment:				
Automobiles	¥ 530	¥ 3,968	—	$ 4,488
Industrial products	—	—	—	—
Aerospace	—	—	—	—
Other	20	96	—	169
Total	550	4,064	—	4,657
Corporate and elimination	—	—	—	—
Consolidated total	¥ 550	¥ 4,064	—	$ 4,657
Capital expenditures for segment assets:				
Automobiles	¥120,079	¥109,955	¥135,972	$1,016,843
Industrial products	1,620	1,195	1,013	13,718
Aerospace	4,120	7,605	2,614	34,889
Other	669	534	8,160	5,665
Total	126,488	119,289	147,759	1,071,115
Corporate and elimination	(159)	—	—	(1,346)
Consolidated total	¥126,329	¥119,289	¥147,759	$1,069,769

Notes: 1. Definition of business segments

Business segments are defined based on their product line and market.

2. Main products by each business segment

Business segments' main products:

Automobiles	Legacy, Impreza, Forester, B9 Tribeca, Stella, R1, R2, Pleo, Sambar
Industrial products	Robin engines, power generators, pumps
Aerospace	Aircraft, parts of space-related devices
Other	Garbage collection vehicles, specialized vehicles, real estate lease

3. All operating costs and expenses are allocated to each business segment.
4. All figures in corporate and elimination represent elimination.
5. Changes in accounting policies

(Fiscal 2005)

Method of hedge accounting

As stated in "Summary of Significant Accounting Policies," the Company discontinued applying the hedge accounting for its foreign currency contract in the fiscal year 2005. As a result of this change, net sales and operating income increased by ¥133 million in the Automobile segment and ¥8 million in the Industrial products segment in the fiscal year 2005 as compared with the amounts resulting from application of the previous hedge accounting policy.

(Fiscal 2006)

Impairment loss on property, plant and equipment

The Company and domestic consolidated subsidiaries adopted the accounting standards for impairment of fixed assets in the fiscal year 2006. As a result of this change, the assets of the Automobile segment decreased by ¥3,167 million and the assets of the Other segment decreased by ¥96 million in the fiscal year 2006.

(Fiscal 2007)

Directors' bonuses

The adoption of the accounting standard for directors' bonuses had no material effect on segment results.

Information by geographic area

A summary of net sales, operating income or loss and assets by geographic area for the fiscal years 2007, 2006 and 2005 was as follows:

Net sales:	2007	2006	2005	2007
			Millions of yen	Thousands of U.S. dollars
Japan —				
Outside customers	¥ 881,102	¥ 888,117	¥ 886,793	$ 7,461,275
Inter-segment	244,896	257,456	241,860	2,073,808
Subtotal	1,125,998	1,145,573	1,128,653	9,535,083
North America —				
Outside customers	576,053	572,412	544,753	4,878,084
Inter-segment	14,222	2,298	2,027	120,434
Subtotal	590,275	574,710	546,780	4,998,518
Other —				
Outside customers	37,662	15,839	14,945	318,926
Inter-segment	283	313	391	2,397
Subtotal	37,945	16,152	15,336	321,323
Total	1,754,218	1,736,435	1,690,769	14,854,924
Corporate and elimination	(259,401)	(260,067)	(244,278)	(2,196,638)
Consolidated total	¥1,494,817	¥1,476,368	¥1,446,491	$12,658,286

Operating income or loss:	2007	2006	2005	2007
			Millions of yen	Thousands of U.S. dollars
Operating income:				
Japan	¥40,622	¥56,989	¥40,517	$343,992
North America	5,171	1,970	(6,678)	43,789
Other	831	309	367	7,037
Total	46,624	59,268	34,206	394,818
Corporate and elimination	1,282	(929)	7,811	10,856
Consolidated total	¥47,906	¥58,339	¥42,017	$405,674

Assets:	2007	2006	2005	2007
			Millions of yen	Thousands of U.S. dollars
Assets:				
Japan	¥ 985,335	¥1,006,951	¥1,080,303	$ 8,343,933
North America	347,770	368,541	307,858	2,944,957
Other	8,063	2,716	2,439	68,278
Total	1,341,168	1,378,208	1,390,600	11,357,168
Corporate and elimination	(25,127)	(29,808)	(33,141)	(212,778)
Consolidated total	¥1,316,041	¥1,348,400	¥1,357,459	$11,144,390

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe
3. All operating costs and expenses are allocated to each segment.
4. All figures in corporate and elimination represent elimination.
5. Changes in accounting policies

(Fiscal 2005)

Method of hedge accounting

As stated in "Summary of Significant Accounting Policies," the Company discontinued applying the hedge accounting for its foreign currency contracts in the fiscal year 2005. As a result of this change, net sales and operating income increased by ¥141 million in the Japan segment in the fiscal year 2005 as compared with the amounts resulting from application of the previous hedge accounting policy.

(Fiscal 2006)

Impairment loss on property, plant and equipment

The Company and domestic consolidated subsidiaries adopted the accounting standards for impairment of fixed assets in the fiscal year 2006. As a result of this change, the assets of the Japan segment decreased by ¥3,263 million.

(Fiscal 2007)

Directors' bonuses

The adoption of the accounting standard for directors' bonuses had no material effect on segment results.

Overseas sales

Overseas sales for the years ended March 31, 2007, 2006 and 2005, are summarized as follows:

	Millions of yen						Thousands of U.S. dollars
	2007		2006		2005		2007
Overseas sales:							
North America	¥ 622,149	41.6%	¥ 616,437	41.8%	¥ 593,249	41.0%	$ 5,268,431
Europe	152,458	10.2%	128,777	8.7%	117,826	8.2%	1,291,032
Other	143,994	9.7%	127,016	8.6%	108,357	7.5%	1,219,358
Total	¥ 918,601	61.5%	¥ 872,230	59.1%	¥ 819,432	56.7%	$ 7,778,821
Consolidated net sales	¥1,494,817	100.0%	¥1,476,368	100.0%	¥1,446,491	100.0%	$12,658,286

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Europe: Germany, Switzerland and the United Kingdom
Other: Australia
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.
4. Changes in accounting policies
(Fiscal 2005)
Method of hedge accounting
As stated in "Summary of Significant Accounting Policies," the Company discontinued applying the hedge accounting for its foreign currency contracts in the fiscal year 2005. As a result of this change, net sales increased by ¥56 million in North America and ¥85 million in Europe as compared with the amounts resulting from application of the previous hedge accounting policy.
(Fiscal 2006)
None
(Fiscal 2007)
None

27. Subsequent Event

The sale of all the shares of Fuji Robin Industries Ltd.

In response to a take-over bid for the shares of Fuji Robin Industries Ltd. (a consolidated subsidiary) by Makita Corporation, the Company has tendered all the shares (7,525 thousand shares) of Fuji Robin owned by the Company.

Makita Corporation by making Fuji Robin Industries Ltd. a subsidiary intends to pursue synergetic effects from the mutually complementary businesses of the two companies. Based on its judgment that this acquisition will enhance the corporate value of the two companies from the long-term viewpoint, and it will also serve to improve the efficiency of the Company's asset utilization, the Company tendered and sold the shares on May 15, 2007.

As a result, a gain on sale of subsidiary's shares of ¥1,380 million (US$11,686 thousand) (sale proceeds: ¥1,957 million (US$16,572 thousand)) will be recognized in the fiscal year 2008.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Fuji Heavy Industries Ltd.:

We have audited the accompanying consolidated balance sheets of Fuji Heavy Industries Ltd. and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets and cash flows for each of the three years in the period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Heavy Industries Ltd. and subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:

(1) As discussed in Note 2 to the consolidated financial statements, the Company adopted the new accounting standard for impairment of fixed assets in fiscal year 2006.
(2) As discussed in Note 2 to the consolidated financial statements, the Company stopped applying the hedge accounting for foreign exchange contracts in fiscal year 2005.
(3) As discussed in Note 27 to the consolidated financial statements, the Company tendered a take-over bid for the shares of Fuji Robin Industries Ltd. by Makita Corporation, and the Company sold the shares on May 15, 2007.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 26, 2007

CONSOLIDATED SUBSIDIARIES AND AFFILIATES

(As of March 31, 2007)

JAPAN

Fuji Robin Industries Ltd. (58.1%)
Manufacture, service, and sales of agricultural/forestry equipment, engines, fire pumps, and related parts
http://www5.mediagalaxy.co.jp/fujirobin/
(See the note 27 of Financial Statements)

Fuji Machinery Co., Ltd. (100.0%)
Manufacture and sales of automobile parts and industrial product parts
http://www.fuji-machinery.co.jp/

Ichitan Co., Ltd. (51.0%)
Manufacture and sales of forged automobile/industrial product parts
http://www.ichitan.co.jp

Kiryu Industrial Co., Ltd. (97.5%)
Manufacture of Subaru specially equipped automobiles and distribution of Subaru automobile parts
http://www.kiryu-kougyo.co.jp/

Subaru Kosan Co., Ltd. (100.0%)
Sales and leasing of real estate and travel agency operations

Subaru UI Co., Ltd. (100.0%)
Refurbishment, distribution, and sales of used Subaru automobiles
http://www.subaru-ui.jp/

Subaru Finance Co., Ltd. (100.0%)
Leasing and rental of Subaru automobiles and equipment and credit, financing, accounting service, and sales of insurance
http://www.subaru-finance.co.jp/

Yusoki Kogyo K.K. (100.0%)
Manufacture and sales of parts for aerospace
http://www.yusoki.co.jp/

TOKYO SUBARU INC. (100.0%) and 33 other dealerships
Distribution, sales and services of Subaru automobiles
http://www.tokyo-subaru.co.jp/

OVERSEAS

Subaru of America, Inc. (100.0%) and 10 subsidiaries
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ08002, U.S.A.
Phone: +1-856-488-8500
Fax: +1-856-488-3137
Distribution and sales of Subaru automobiles and parts
http://www.subaru.com/

Fuji Heavy Industries U.S.A., Inc. (100.0%) and one subsidiary
c/o Subaru of America, Inc.
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ08002, U.S.A.
Phone: +1-856-488-8743
Fax: +1-856-488-8517
Engineering research of Subaru automobiles in North America market

Subaru Research & Development, Inc.
3995 Research Park Drive, Ann Arbor, MI 48108, U.S.A.
Phone: +1-734-623-0075
Fax: +1-734-623-0076
Research and development of automobiles

Subaru of Indiana Automotive, Inc. (100.0%) and one subsidiary
5500 State Road 38 East, Lafayette, IN47905, U.S.A.
Phone: +1-765-449-1111
FAX: +1-765-449-6952
Manufacture of Subaru automobiles and contracted manufacture of Toyota automobiles
http://www.subaru-sia.com/

Subaru Canada, Inc. (100.0%) and one subsidiary
560 Suffolk Court Mississauga, Ontario L5R 4J7, Canada
Phone: +1-905-568-4959
Fax: +1-905-568-8087
Distribution and sales of Subaru automobiles and parts
http://www.subaru.ca/

Subaru Europe N.V./S.A. (100.0%)
Leuvensesteenweg 555 B/8, 1930 Zaventem, Belgium
Phone: +32-2-714-0400
Fax: +32-2-725-7792
Distribution, sales and marketing of automobiles, parts and accessories

Subaru of China, Inc. (100.0%)
Beijing Landmark Tower Office Building 2-1506, 8 North Dongsanhuan Road, Chaoyang District, Beijing 100004, China
Phone: +86-10-6590-0725
Fax: +86-10-6590-0729

Robin Manufacturing U.S.A., Inc. (60.0%)
1201 Industrial Road, Hudson, WI54016, U.S.A.
Phone: +1-715-381-5902
Fax: +1-715-381-5901
Manufacture and sales of general-purpose, four-wheel buggy and golf cart engines

INVESTOR INFORMATION

(As of March 31, 2007)

Head Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo 160-8316, Japan
Phone: +81-3-3347-2111
Fax: +81-3-3347-2338

Investor Relations Office
Subaru Building, 7-2, Nishi-shinjuku 1-chome,
Shinjuku-ku, Tokyo 160-8316, Japan
Phone: +81-3-3347-2655
Fax: +81-3-3347-2295

Established
July 15, 1953

Paid-in Capital
¥153,795 million

Number of Shareholders
54,046

Number of Common Stock Issued
782,865,873

Domestic Manufacturing Division
Gunma Manufacturing Division (Automobiles Division)
Utsunomiya Manufacturing Division (Aerospace Division and Eco Technologies Division)
Saitama Manufacturing Division (Industrial Products Division)

Major Shareholders
1. Toyota Motor Corporation
2. Fuji Heavy Industries Ltd.
3. The Master Trust Bank of Japan, Ltd. (Trust Account)
4. Japan Trustee Services Bank, Ltd. (Trust Account)
5. Northern Trust Company (AVFC) Sub-account American Clients
6. Depositary Nominees Inc.
7. Nippon Life Insurance Company
8. Suzuki Motor Corporation
9. Mizuho Corporate Bank, Ltd.
10. Mizuho Bank, Ltd.

Stock Exchange Listing
Tokyo Stock Exchange

Transfer Agent
Mizuho Trust & Banking Co., Ltd.
2-1 Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Web Site Address
http://www.fhi.co.jp/english/ir/

QUARTERLY COMMON STOCK PRICE RANGE (Tokyo Stock Exchange)


(Yen)
800
600
400
200
0

FY	2003	2004	2005	2006	2007
High	¥712	¥668	¥627	¥704	¥747
Low	362	414	462	437	577



Subaru Tribeca

The revamped Tribeca is equipped with a newly designed 3.6-liter boxer engine. Although larger and more powerful than the previous 3-liter engine, the new engine delivers both improved performance and fuel efficiency in real world driving situations. Design modifications in its cooling system have enabled the use of regular unleaded fuel, a change from premium only — helping to lower consumer operating costs.

injuku ku, Tokyo 160
http://www.fhi.co.jp/english/ir/


IMPREZA

082-01132

Exhibit A

English Documents

#		Date Released
1.	Annual Report 2007	August 07, 2007
2.	Fuji Heavy Industries Unveils New Subaru Vehicles at the 62nd Frankfurt Motor Show	August 09, 2007
3.	Fuji Heavy Industries Introduces the New Subaru Justy in Europe	September 11, 2007
4.	Exhibition Outline of the 40th Tokyo Motor Show 2007	October 09, 2007
5.	Revision of Performance Projection for Fiscal Year Ending March 31,2008	October 23, 2007
6.	FHI Introduces ALL-New Subaru Impreza WRX STI	October 24, 2007
7.	Brief announcement of interim financial results	October 31, 2007



Attachment 2



PRESS INFORMATION

Fuji Heavy Industries Unveils New Subaru Vehicles at the 62nd Frankfurt Motor Show

Tokyo, August 9, 2007 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the major features of its Subaru exhibit at the 62nd International Motor Show (IAA), which will be held in Frankfurt am Main from September 15 through 23, 2007 (press days are September 11 and 12). Highlights of the Subaru booth this year will be three new models soon to be introduced in many European countries, as well as the Subaru WRC Concept.

FHI will hold a press conference at the Subaru booth at 14:00 September 11. Masatsugu Nagato, FHI's Director, Executive Vice President in charge of European markets, and Petter Solberg, a Subaru World Rally Team (SWRT) driver, will be present to speak with the media.



Subaru Impreza (European model)



Subaru WRC Concept

Major Exhibits

► Subaru Impreza

FHI debuts the third-generation Impreza for the European market. Developed around the concept of new and more refined designs for comfort, the Impreza will be fitted with either the 1.5-liter or the 2.0-liter engine, both of which feature Subaru Symmetrical AWD.

► Subaru Tribeca

With new exterior designs featuring substantial changes to its front, the new Tribeca, always advancing the concept of a progressive SUV, has been greatly improved. Incorporating a newly designed horizontally opposed engine, the Tribeca has skillfully combined outstanding driving performance and sophisticated styling.

► Subaru Justy

The new Justy is positioned as an entry-level car in Subaru's lineup. While offering superb maneuverability and cabin roominess, the new Justy boasts exceptional fuel economy and low emission levels. The new Justy will be supplied by Daihatsu Motor Co., Ltd., under an original equipment manufacturing (OEM) agreement with FHI.

► Subaru WRC Concept

The Concept Car, based on the new Impreza, conjures up images of future styling trends for a world rally car.

► Other displays

FHI will exhibit its horizontally opposed diesel engine, the Subaru Boxer Turbo Diesel, which FHI plans to introduce in Europe in 2008. Also on display is the Subaru R1e, an electric vehicle already in use in Japan, shown as an example of FHI's commitment to developing environmentally friendly technologies.

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.



Attachment 3



PRESS INFORMATION



Fuji Heavy Industries Introduces the New Subaru Justy in Europe

Frankfurt, September 11, 2007 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, announced that it will unveil its new Subaru Justy at the 62nd Frankfurt International Motor Show (IAA) and it will go on sale in Europe immediately following the Frankfurt Motor Show.

The new Justy is positioned as an entry-level car in Subaru's lineup. While offering nimble maneuverability and cabin roominess, the new Justy boasts exceptional fuel economy and low emission levels, thanks to the compact 1.0-litre engine. Two versions will be available in the European market: the sporty 1.0S, and the practical city-driving 1.0E. Both versions are front-wheel drive with 5MT. The new Justy will be supplied by Daihatsu Motor Co., Ltd., under an original equipment manufacturing (OEM) agreement with FHI.



Subaru Justy 1.0S

Major Features of the New Justy

- Overall length 3,610mm, Overall width 1,665mm, Overall height 1,550mm
- 1.0-litre DOHC 12-valve inline 3-cylinder gasoline engine
  Max. output (DIN): 51 kW / 6,000 rpm
  Max. torque (DIN): 94 Nm / 3,600 rpm
- Front-wheel drive with 5MT
- 155/80R13 Tires with full wheel caps (1.0E)
  175/65R14 Tires with aluminum alloy wheels (1.0S)
- SRS* front airbags and front side airbags (for driver and front passenger)
- SRS* curtain airbags (front and rear, both sides) (1.0S)
- Body colored electric door mirrors
- Chrome accented gearshift knob (1.0S)
- Manual seat lifter (driver's seat only) (1.0S)
- ABS with EBD (Electronic brake force distribution)

* SRS: Supplemental Restraint System. Effective when used in conjunction with seatbelts.

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

Attachment 4



PRESS INFORMATION

Exhibition Outline of the 40th Tokyo Motor Show 2007

Tokyo, October 9, 2007 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the major features of its vehicles and technologies, which will be exhibited at the 40th Tokyo Motor Show 2007. Taking "Fantastic moments" as its theme, FHI will showcase Subaru's efforts to integrate the Pleasure of Driving and Environmental Responsibility.

FHI will present a World Debut to its performance flagship, the Impreza WRX STI and also present the Touring 7-seater "EXIGA Concept", which combines a liberating roomy interior space with exhilarating driving performance, and the future electric vehicle "G4e Concept" fitted with next-generation lithium-ion batteries. In addition, FHI will unveil the Impreza BEAMS Edition developed in collaboration with BEAMS, famous fashion retailer. Besides showcasing these models, the company will call attention to its unique environmental solutions and advanced safety technologies.

A press briefing is scheduled to be given by President Ikuo Mori on Wednesday, October 24, 2007, at 11:50, at the Subaru booth.



EXIGA Concept



G4e Concept

Major exhibits of Subaru booth

◆EXIGA Concept (Concept car)

The EXIGA Concept is a 7-seater touring wagon, which has achieved a roomy interior that can comfortably accommodate seven adult passengers and also offers exhilarating driving performance. FHI's many years of technical expertise in packaging for touring wagons, an underslung Horizontally-Opposed engine with excellent balance and a Symmetrical All-Wheel Drive (AWD) system underpinned by the engine are combined in this concept car.

- Thanks to its ultra-large glass roof and theater layout with front-to-rear hip point distance, openness and comfort permeate the interior space, where passengers can enjoy a good view from any seat.
- Powerful yet smooth driving thanks to the 2.0-liter Horizontally-Opposed turbo engine mated with a 5-speed automatic transmission that makes precise control possible.
- The body coated in a vivid "candy red pearl" coloring expresses an uplifting feeling that makes the car's presence felt.

◆G4e Concept (Concept car)

The G4e Concept is a futuristic environment-friendly concept electric vehicle (EV).

- The traditional perception of electric vehicles' being "heavy" and "cramped" is reversed by realizing packaging which accommodates five passengers, with batteries stored underneath the floor.
- An image of heading toward the future is expressed by the triangle-shaped body.
- Thanks to the adoption of high-performance next-generation lithium-ion batteries and lightened body weight, FHI expects this EV to be able to travel 200 kilometers per charge.

◆New Impreza WRX STI (Display model / Scheduled for market launch in Japan on October 24)

The new Impreza WRX STI pursues "total driving control," i.e., the essence of the driver's car, that the preceding WRX STI models consistently aimed to attain. This is a pure AWD sport that delivers high-level driving performance while taking advantage of handling and ride capabilities of the new Impreza.

◆Impreza BEAMS Edition (Display model / Scheduled for market launch in Japan)

This is a model developed in collaboration with BEAMS, known for its individualistic boutiques. Featuring BEAMS' essence in terms of coloring and equipment, FHI proposes a car that makes you feel happy.

◆Legacy Outback Urban selection (Display model / Scheduled for market launch in Japan)

This model is based on the concept: "The realization of a new way of looking at the grand touring world." It comes with dedicated specifications, such as a lightening red body color, silver side mirrors and roof rails, or seats and trims that combine leather with Alcantara, giving rise to a sophisticated presence of its own.

◆Stella REVESTA (Display model / Scheduled for market launch in Japan)

This car is a stock model based on the customized car that took part in this spring's Tokyo Auto Salon and other shows winning good reviews. Fitted with special parts, it features a unique exterior design that makes its presence felt and an interior filled with ingenuities that satisfy the playful mind.

◆Boxer turbo diesel engine (Technology exhibit)

This Horizontally-Opposed turbo diesel engine is scheduled to hit the European market in 2008. It is a power unit that excels in driving performance, economy and environmental friendliness.

◆Next Generation ADA (Active Driving Assist) (Technology exhibit)

With the aim of achieving a car that will cause no accidents, FHI came up with this next-generation active safety system featuring a sharply improved stereo camera, which is FHI's original front recognizer, and image processing technology.

<A list of exhibits>

1.	EXIGA Concept	(Concept car)	World Premiere
2.	G4e Concept	(Concept car)	World Premiere
3.	Impreza WRX STI	(Display model / Scheduled for market launch in Japan)	World Premiere
4.	Impreza BEAMS Edition	(Display model / Scheduled for market launch in Japan)	
5.	Legacy Outback Urban selection	(Display model / Scheduled for market launch in Japan)	
6.	Stella REVESTA	(Display model / Scheduled for market launch in Japan)	
7.	R1e	(Display model / Available at "Clean energy vehicle test ride")	
8.	Subaru WRC Concept	(Display model)	Japan Premiere
9.	Boxer turbo diesel engine	(Technology exhibit)	
10.	Next Generation ADA	(Technology exhibit)	
11.	Legacy Touring Wagon 2.0GT SI-cruise		
12.	Legacy B4 (sedan) 2.0i B-Sports		
13.	Impreza 20S		
14.	Stella TransCare		

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its All-Wheel Drive (AWD) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.



Attachment 5



October 23, 2007

Company name: Fuji Heavy Industries Ltd.
Representative: Mr. Ikuo Mori, President and CEO
Code number: 7270 (1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Kazuto Sakamoto
General Manager of Administration Department
Phone: (03)-3347-2005

Revision of Performance Projection for Fiscal Year Ending March 31, 2008

Considering the current business trend, Fuji Heavy Industries Ltd. (FHI) has announced the revision of performance projection for Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008) which was released at the timing of consolidated basis financial results announcement on July 31, 2007.

1. Revision of consolidated basis performance projection for 1st half of Fiscal 2008 (From April 1, 2007 to September 30, 2007)

(Unit; Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous projection (A)	690,000	10,000	5,000	0
Revised projection (B)	708,800	18,900	14,100	7,800
Increase and decrease (B-A)	18,800	8,900	9,100	7,800
Change of percentage (%)	2.7%	89.0%	182.0%	—
Actual results of 1st half of fiscal 2007 (Ended September 30, 2006)	698,676	18,126	13,883	11,604

2. Reason of revision of consolidated basis performance projection for 1st half of Fiscal 2008

Revision of net sales was due to the overseas sales increase and so on.

In terms of operating income and ordinary income, we have revised the projection according to the following factors.

(Unit: 100 million yen)

	Factors of revision	1st half of Fiscal 2008
Operating income	Decrease of SG&A expenses and others etc.	+89
Ordinary income	Increase of operating income etc.	+91
Net income	Increase of ordinary income and improvement of extraordinary gains and losses	+78

3. Revision of consolidated basis performance projection for Fiscal year ending March 2008 (From April 1, 2007 to March 31, 2008)

(Unit; Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous projection (A)	1,550,000	35,000	30,000	16,000
Revised projection (B)	1,560,000	40,000	35,000	17,000
Increase and decrease (B-A)	10,000	5,000	5,000	1,000
Change of percentage (%)	0.6%	14.3%	16.7%	6.3%
Actual results of fiscal 2007 (Ended March 31, 2007)	1,494,817	47,906	42,215	31,899

4. Reason of revision of consolidated basis performance projection for Fiscal 2008

Revision of net sales is due to the expected overseas sales increase and so on.

In terms of operating income and ordinary income, we have revised the projection according to the following factors。

(Unit: 100 million yen)

	Factors of revision	Fiscal 2008
Operating income	Decrease of SG&A expenses and others etc.	+140
	Deterioration of sales volume and mixture and others	(90)
Ordinary income	Increase of operating income etc.	+50
Net income	Increase of ordinary income etc.	+10

Note: Above mentioned projections are based on certain assumptions and our management's judgment in light of currently available information, therefore actual results may differ from these projections.

End.



Attachment 6



PRESS INFORMATION



FHI Introduces All-New Subaru Impreza WRX STI

Tokyo, October 24, 2007 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, has announced the introduction of its all-new Subaru Impreza WRX STI in Japan. The new WRX STI went on sale nationwide through Subaru dealerships today.

Advancing FHI's theme of producing the complete driver's car and embodying the essence of total driving control, the third-generation Impreza WRX STI has debuted with complete makeovers in its design, engine, chassis and features. Benefiting from Subaru's signature Symmetrical AWD and the Horizontally-Opposed Boxer engine, the new WRX STI is an innovative AWD sports model that delivers a combination of joy of driving and pride of ownership.

The new five-door model features not only a greatly refined engine and suspension but new mechanisms such as the multi-mode Driver's Control Center Differential (DCCD) and multi-mode Vehicle Dynamics Control (VDC). Also, *the Subaru Dynamic Chassis Control Concept (Subaru DC^3)* has been further developed for the WRX STI in order to maximize performance and driving pleasure and to ensure high levels of driver satisfaction through total control of the vehicle.

The vehicle's interior and exterior design expresses sophistication and refined functionality. The widened body flares give an irresistible presence, integrating function and beauty, while the interior design stresses high quality and a sporty image. In addition, the Impreza WRX STI features advancements in the areas of environment, safety, and comfort, all of which match FHI's goal of delivering exceptional performance and enjoyable and dependable drivability with environmental considerations in all Subarus.

The first-generation WRX STI model was based on the first Impreza WRX and was developed by Subaru Tecnica International (STI), an FHI subsidiary specialized in motorsports activities. Since its introduction in 1994, the WRX STI has established a solid reputation as a high-performance sports model. In the FIA World Rally Championship (WRC) that requires participants to compete with production-based models, Subaru WRX STI models have proven their credentials by bringing Subaru three consecutive Manufacturers' championship titles from 1995 to 1997. In this context, FHI plans to submit a Group N homologation application effective as of January 1, 2008 for the new WRX STI to FIA.

The introduction of the new WRX STI has completed the full lineup of the Impreza series in Japan. The Impreza 15S, 20S and S-GT models have been available since June 2007, each offering individual strengths in performance and comfort.





Major Features

1. Design

[Exterior design]

Styled around the concept of "*Pure Form for Driving*", the widened body flares accentuate the 5-door body taken from the new Impreza. A deep-set character line, running along the side from the front bumper to the rear end, and a pronounced edge shape reflects light and shadows and gives the car a different look depending on the time of day. While retaining a consistent flow from front to rear bumper, the front and back fenders are prominently projected, creating a distinctive identity and gives the WRX a unique road presence.

Aerodynamically improved body styling with a large rear spoiler optimizes the balance between the front and the rear quarter panels by reducing wind resistance. An aerodynamically curved form from the front bumper to the front fenders helps minimize lift forces and contributes to maintaining vehicle stability at high speeds. Engine compartment ventilation is provided on both sides of the front bumper and along the rear edges of the fenders.

The strong front grille employs a sharp wing shape with metallic mesh, suggesting the car's inherent sportiness. The rear garnish is painted in the body color, enhancing the widened body shape. The rear edges of the front fenders are embellished with STI logo plated in cherry red.

The muffler comes with twin dual-tail pipes. Eye-catching 18-inch aluminum-cast wheels, distinguished by their five spokes and highlighted by dark-tone high-luster paint, are standard. These wheels enhance the vehicle's bold and commanding presence while expressing high quality and streamlined beauty. BBS-brand cast wheels with spokes and sharp lines are also available as an option.

Seven exterior colors are available: *Obsidian black pearl; pure white; spark sliver metallic; dark gray metallic; lightning red; midnight blue pearl* (only for the WRX STI); *WR blue mica.*

[Interior design]

The interior is finished in black and silver to highlight its streamlined design, as well as to create an impression of elegance and sportiness. Dynamic designs with decorative insets in the center panels and door trim express roominess in the cabin. The vehicle information display, which constantly shows outside temperature, average mileage and time, as well as a navigation screen and audio display, are placed nearer the top of the dashboard for improved visibility and functionality.

The front bucket seats use a combination of Alcantara fabric and leather and are designed to offer easy access into and out of the vehicle and to hold the driver and passenger in comfortably and securely. Jointly developed by RECARO, custom bucket seats are also available as a manufacturer's option. The RECARO seats offer fuller side support and excel in maintaining a comfortable position for sporty driving. Their height adjustment enables the further lowering of the hip point setting in the seats.

Power tilt and telescopic steering comes with a three-spoke genuine leather wheel embossed with the STI logo in its center. The instrument panel combines three meters, a tachometer between a speedometer and fuel gauge, in a single module illuminated in red. Each meter's dial is colored cherry red, the STI brand color, emphasizing a quality feel and sportiness. When the ignition key is turned on, the needles of the three meters swing up to their maximums and quickly fall back to their original positions, imparting a boost of excitement for the driver. The meter module also comes with a REV Indicator, DCCD Torque Indicator, and Shift-up Indicator. In addition, red LED lights are used for interior door step lights, and they are also provided for the console tray. The center console is embellished with the STI logo, which illuminates when the car's headlights are on.

2. Packaging

An extended wheelbase and widened track provide optimal dimensions for the new model to ensure its outstanding driving stability and straight-line maneuverability. (The wheelbase is wider by 85 mm, the front track is 40 mm wider, and the rear track is 45 mm wider, than the previous model.) The 5-door body style excels in balancing lift forces in the front and desirable downward forces in the rear, achieving optimal aerodynamic characteristics.

Shortening of the front and rear overhangs has reduced yaw moments of inertia, and enabled highly stable handling, while interior roominess has been preserved. The body structure has been enhanced for improved performance and upgraded specifications. However, the gross weight has remained nearly the same as in the previous model through streamlined body construction.

3. Powertrain

[2.0-litre turbo Boxer engine]

An electronically controlled throttle enables finely adjusted control of the 2.0-litre turbo Boxer engine and ensures acceleration that is linearly responsive to pedal movement. The Dual Active Valve Control System (Dual AVCS) hydraulically controls timing in both the intake and exhaust valves, which helps improve low-end torque while providing a strong power boost at high rotations. Dual AVCS also increases combustion efficiency, thereby reducing exhaust emissions. Changes made in the intake and exhaust ports promote smoother air in- and outflow, contribute to enhancing power output, and improve combustion efficiency, which reduces emissions and improves fuel mileage. In addition, changes in the shape of the turbocharger compressor have increased the efficiency of the air intake and enabled more responsive and smoother acceleration.

Also, the layout of the exhaust pipes greatly facilitate overall air outflow by canceling interference and increasing airflow between the exhaust port and the turbo charger to deliver optimal torque and engine response at various speeds.

A tumble generated valve (TGV) has been installed in the intake manifold, boosting combustion efficiency by controlling the intake flow. It improves efficiency particularly at the time of engine ignition. Also adopted is a secondary air system that forces air into the exhaust port to burn out any gasoline remaining in it. The system helps eliminate harmful substances when the powertrain is still cool, and it promotes early activation of a catalytic converter.

The muffler is placed horizontally, which lowers resistance in the exhaust flow, results in improved noise cancellation, and contributes to smooth power output.

[Transmission]

A 6-speed manual transmission, Subaru's own development, has been further perfected for faster, more accurate and responsive shifts. Friction is substantially reduced through the adoption of a triple-cone synchromesh in the first gear and design changes in the shift sleeves.

4. Drivetrain

The front differential gear adopts a torque-sensitive LSD (limited slip differential) that excels in response to input torque; the rear differential employs the Torsen LSD that supports distribution of torque. The SI (SUBARU Intelligent)-Drive system offers three different modes of driving for the driver to enjoy: Intelligent; Sport; and Sport Sharp. For example, when a driver continues to heavily depress the accelerator pedal in the Intelligent mode, engine output is automatically boosted to the level of maximum torque.

The multi-mode Driver's Control Center Differential (DCCD) enables the driver to choose from different modes of control for the center differential. This feature allows the driver to enjoy handling and maneuvering as he desires, and it provides high levels of vehicle straight-line stability unique to the AWD configuration. The multi-mode Vehicle Dynamics Control (VDC) also provides three different modes that the driver can choose from to experience a wider range of driving enjoyment, while always maintaining the safety features of VDC.

[Multi-mode DCCD]

AUTO mode: The standard mode automatically controls the differentials under all kinds of driving conditions.

AUTO [+] mode: This mode is suited for driving on slippery or icy roads, which requires higher levels of road traction, achieved by elevating differential control.

AUTO [-] mode: This mode enables agile driving whereby the vehicle responds swiftly to steering by the driver.

MANUAL mode: This mode allows the driver to control the center differential manually.

[Multi-mode VDC]

NORMAL mode: The standard mode controls ABS, TCS and VDC.

TRACTION mode: Adjusting both TCS and VDC, this mode extends the time period until the VDC kicks in. This mode is suited for sporty driving as it does not control torque-lowering in the engine.

OFF mode: This mode only controls ABS. It is used in emergencies like getting the vehicle out of deep snow or mud.

*Though the multi-mode VDC is the vehicle stability control device that offers a superior function, it is a driving assist system.

5. Chassis

The WRX STI boasts a state-of-the-art chassis design that reflects *the Subaru DC³*. Equipped with a strut-type front suspension and the newly designed double-wishbone rear suspension, and combined with its widened track, this model achieves outstanding cornering stability. Optimized suspension geometry settings with adjusted camber angles have made substantial improvements in road-hugging traction and riding comfort. Aluminum cast lower arms and a stabilizer bar in the front suspension help raise torsional and rolling rigidity, providing accurate response in steering. In the rear suspension, suspension links are attached to the body through the sub-frame, which enhances riding comfort and further lowers noise levels.

The Boxer engine is mounted lower on the chassis, further advancing vehicle stability already ensured by its low center of gravity: 22 mm lower at the front end of the engine, compared to the previous model.

The Brembo-made ventilated disk brake system employs an ultra-low expansion brake hose and tie rods for the brake booster. The brake system, coupled with the SuperSports ABS (antilock brake system) with EBD (electronic brake distribution), processes information fed from the G sensor, steering angle sensor, yaw rate sensor, and pressure sensor to deliver steady braking and control. It also works with the DCCD to ensure accurate braking on all four wheels independently, while minimizing deviations from the driver's intended path. Bridgestone RE050A (245/40R18) tires are standard.

The hill-start assist function maintains the braking function one second after the brake pedal is released in case of starting a car on a hilly road.

6. Body construction

The WRX STI uses an advanced form of Subaru's legendary and proprietary Ring-Shaped Reinforcement Frame Body Structure, reinforcing each pillar with frames that circle around the body in a ring shape. Reinforcements are now provided to connect firmly between the lower part of the front pillar and upper frames, increasing the strength of the strut attachment onto the body frame. Reinforcements are also added to the upper part of the opening of the rear gate.

Through streamlined body construction and the extensive use of high-tensile steel, including 590 MPa–level steel for major body frames, the new model has achieved both high body rigidity and a weight reduction of 11 kg.

7. Safety

Advancing the Ring-Shaped Reinforcement Frame Body Structure, the new WRX STI has realized high levels of safety and crash worthiness through effectively absorbing and dispersing crash impact in frontal, side, or rear impact crashes. The hood, for example, is specifically designed to disperse frontal impact. The new model boasts low-impact features for pedestrians and other vehicles in collisions.

All models are equipped with dual SRS airbags, side SRS airbags and curtain airbags, as well as 3-point seat belts in the rear seats. A collapsible brake pedal is available on all models to reduce the risk of foot injuries in accidents.

8. Environmental friendly features

The new model achieved an additional 50% reduction in emissions from the levels of the 2005 exhaust emission regulations set forth by Japan's Ministry of Land, Infrastructure and Transport. This was accomplished primarily owing to reduced weight and performance improvements.

9. Utilities

The all-new double-wishbone rear suspension makes room for a wider and deeper luggage compartment, improving the utility of the car. The wide and flat load floor can accommodate two Tour-size golf bags or five carry-on bags. Larger door openings afford improved ingress and egress, and the rear doors open 75 degrees to allow for better rear seat access. The door pocket serves also as a beverage holder that can hold a 500-mL PET bottle. In addition, the center console box accommodates 8 CDs, while the console tray provides space for placing small items.

10. Others

Standard features on the WRX STI include retractable headlight washers; an anti-theft alarm system and immobilizer; a hood damper; and a keyless entry system with a push-bottom starter.

An HDD navigation system with audio capability (compatible with Subaru G-Book Alpha telematics service) is offered as a manufacturer's option.

Specifications:

Body Size (length/width/height)	4,415 X 1,795 X 1,475 mm
Wheel Base	2,625 mm
Track (front/rear)	1,530/1,540 mm
Kerb Weight	1,480 kg
Engine Type	Horizontally-Opposed, 4-cylinder Dual AVCS*** 16Valve DOHC Intercooled twin scroll Turbo Engine ***AVCS:Active valve control system
Bore/Stroke	92.0 X 75.0 mm
Displacement	1,994 cc
Max. Output	227kW(308PS)/6,400 rpm
Max. Torque	422Nm(43.0kgfm)/4,400rpm
Fuel System	EGI(Multi point sequential injection)
Fuel tank capacity	60 litre
Transmission Type	6MT:Forward 6-speed/Reverse 1-speed
Gear Ratio	3.636 (1st) 2,375 (2nd) 1.761 (3rd) 1.346 (4th) 1.062 (5th) 0.842 (6th) 3.545 (Reverse)
Final drive axle ratio	3.900
Suspension(front/rear)	Independent, MacPherson strut type/Double wishbone type
Tyres	245/40R18

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.



Attachment 7

FY2008 First Half Consolidated Financial Results

For the Six Months Ended September 30, 2007



October 31, 2007

Company Name : **Fuji Heavy Industries Ltd.** (Tokyo Stock Exchange First Section, Code No.7270)
URL : http://www.fhi.co.jp/english/ir/
Representative : Ikuo Mori, President and CEO
Contact for Inquiries : Kazuto Sakamoto, General Manager of Administration Department Phone +81-3-3347-2005
Payment of dividends : Scheduled for November 30, 2007

1. Performance in the 1st Half of FY 2008 (from April 1, 2007 to September 30, 2007)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations (Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
1st Half of FY 2008	708,817	1.5%	18,905	4.3%	14,162	2.0%	7,832	(32.5%)
1st Half of FY 2007	698,676	4.7%	18,126	4.1%	13,883	2.6%	11,604	45.8%
FY 2007	1,494,817	-	47,906	-	42,215	-	31,899	-

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 1st half period.

	Net income per share, basic (Yen)	Net income per share, diluted (Yen)
1st Half of FY 2008	10.91	10.90
1st Half of FY 2007	16.19	16.18
FY 2007	44.46	44.44

Note: Equity in net income of unconsolidated subsidiaries and affiliated companies
1st half of FY 2008 : 14 million yen
1st half of FY 2007 : 728 million yen
FY 2007 : 1,549 million yen

(2) Consolidated Financial Position (Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Shareholders' equity to total assets (%)	Net assets per share (Yen)
1st Half of FY 2008	1,318,399	505,848	38.3%	702.90
1st Half of FY 2007	1,339,453	472,261	35.1%	655.67
FY 2007	1,316,041	495,703	37.5%	687.81

Note: Shareholders' equity
1st half of FY 2008 : 504,832 million yen
1st half of FY 2007 : 469,964 million yen
FY 2007 : 494,004 million yen

(3) Consolidated Cash Flows (Unit: Millions of yen, except for per share figures)

	Cash Flows from operating activities	Cash Flows from investing activities	Cash Flows from financing activities	Cash and Cash equivalents at end of period
1st Half of FY 2008	62,004	(26,295)	(32,044)	105,979
1st Half of FY 2007	71	(26,289)	(8,693)	76,309
FY 2007	65,616	(43,428)	(36,209)	99,060

2. Dividends

(unit: Yen)

	Cash dividends per share		
	Semi-annual	Year-end	Annual
FY 2007	4.50	4.50	9.00
FY 2008	4.50		
FY 2008 (Forecast)		4.50	9.00

3. Forecast of Consolidated Results for FY 2008 (from April 1, 2007 to March 31, 2008)

(Unit: Millions of yen, except for per share figures, percentage figures in parentheses indicate a change from the previous fiscal year/period)

	Net sales		Operating income		Ordinary income		Net income		Net income per share, basic (Yen)
Full year	1,560,000	4.4%	40,000	(16.5%)	35,000	(17.1%)	17,000	(46.7%)	23.67

4. Other

(1) Changes in significant subsidiaries during the 1st Half of FY 2008 : No

(Changes in subsidiaries resulting in changes in scope of consolidation)

(2) Changes in Accounting principles, procedures and presentation etc.

(Related to preparation of Consolidated Financial Statements)

1) Changes due to adoption of new accounting standards : Yes

2) Changes except for 1) : Yes

Note: Please refer to page 16, "6. Change of the Basis for Preparation of Consolidated Financial Statements of Significant Accounting Policies" for more details.

(3) Number of shares outstanding (Common Stock)

1) Number of shares outstanding (including treasury stock)	1st Half of FY 2008 :	782,865,873 shares	1st Half of FY 2007 :	782,865,873 shares
	FY 2007 :	782,865,873 shares		
2) Number of treasury stock	1st Half of FY 2008 :	64,654,526 shares	1st Half of FY 2007 :	66,098,017 shares
	FY 2007 :	64,639,092 shares		

Note: Please refer to page 20, "Information per Share" for the number of shares used as the basis for calculation of net income per share (consolidated).

(Reference) Non-consolidated Financial Results Highlights

Performance in the 1st Half of FY 2008 (from April 1, 2007 to September 30, 2007)

(1) Non-consolidated Results of Operations (Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income(loss)	
1st Half of FY 2008	480,870	(0.3 %)	17,385	(6.9 %)	14,357	5.1 %	9,749	57.4 %
1st Half of FY 2007	482,537	1.4 %	18,667	(30.3 %)	13,660	(38.3 %)	6,192	(53.2 %)
Fiscal 2007	964,424	-	33,507	-	27,135	-	(6,391)	-

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 1st half period.

	Net income (loss) per share, basic (Yen)
1st Half of FY 2008	13.57
1st Half of FY 2007	8.64
Fiscal 2007	(8.90)

(2) Non-consolidated Financial Position (Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Shareholders' equity to total assets (%)	Net assets per share (Yen)
1st Half of FY 2008	899,182	470,421	52.3 %	654.63
1st Half of FY 2007	936,728	476,041	50.8 %	663.88
Fiscal 2007	891,282	464,023	52.1 %	645.71

Note: Shareholders' equity 1st half of FY 2008: 470,421 million yen 1st half of FY 2007: 476,041 million yen FY 2007: 464,023 million yen

The above projections are made based on available information and assumptions as of October 31, 2007, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. About the assumptions used for the above projections, please refer to page 4.

1. Operating Results

1. Analysis of operating results

(1) Operating results for the current consolidated interim accounting period

As for the Automobile Division, the number of All-New Subaru "Impreza" launched in June 2007 increased in the Japanese market, but was unable to cover the sales loss on other models below the same period of the previous fiscal year. On the other hand, in addition to the strong trends in overall sales in the overseas market, sales of the All-New "Impreza" in Europe contributed to the sales volume exceeding from the same period of the previous fiscal year. As for the Non-Automobile Division, net sales also declined below the same period of the previous fiscal year. As a result, consolidated net sales were up ¥10.1 billion, or 1.5% over the previous fiscal year to ¥708.8 billion, standing at a record high.

Despite a deterioration in the sales volume and mix in the Automobile Division, operating income was up ¥0.8 billion, or 4.3% over the same period of the previous fiscal year to ¥18.9 billion due to the reduction of SG&A and other expenses in addition to gains on currency exchange generated by a weak yen, and ordinary income was up ¥0.3 billion, or 2.0% over the previous fiscal year to ¥14.2 billion. However, interim net income was down ¥3.8 billion, or 32.5% over the same period of the previous fiscal year to ¥7.8 billion due to the decrease in gains on fixed assets sold and the like.

Results by Business Segment

(Automobile Division)

Although the All-New "Impreza" launched in June 2007 enjoyed large sales, the number of domestic passenger cars (excluding Minicars) sold was 35 thousand (a decrease of 11.4% from the same period of the previous fiscal year), since a full model change of the "Impreza" was made during this period and the "Legacy" and the "Forester" suffered a decline in overall demand.

On the other hand, the number of domestic Minicars sold was 64 thousand (a decrease of 11.3% from the same period of the previous fiscal year), due to the end of the new-car effect of the "Stella" launched in June 2006, and due to a decrease in demand for Minicars for freight. As a result, the sales in Japan were 99 thousand (a decrease of 11.3% from the same period of the previous fiscal year).

In the North American market, the sales volume reached 90 thousand (an increase of 0.7% over the same period of the previous fiscal year) and remained strong despite the decrease in overall demand.

In Europe, the introduction of the All-New "Impreza" and strong sales in Russia served as an engine for overall sales, driving a sales volume of 38 thousand (an increase of 18.7% over the same period of the previous fiscal year).

Also, in Australia, although the numbers for the "Forester" decreased, the All-New "Impreza" and the "Tribeca" made up for it for a sales volume of 20 thousand (an increase of 0.6% over the same period of the previous fiscal year).

Furthermore, as a result of sales in China, Singapore, Latin America, and the Middle East remaining strong, the total number of overseas sales was 172 thousand (an increase of 9.8% over the same period of the previous fiscal year).

The combined sales volume for Japan and overseas markets amounted to 271 thousand, an increase of 3 thousand (1.0%) over the same period of the previous fiscal year, and the overall net income was up ¥19.0 billion, or 3.0% over the same period of the previous fiscal year to ¥641.4 billion. In addition, operating income was up ¥0.5 billion, or 3.7% over the same period of the previous fiscal year to ¥13.2 billion.

(Industrial Products Division)

Domestic sales fell below the same period of the previous fiscal year, as sales of engines for construction machinery decreased due to the stagnation of overall demand.

As for overseas, sales of engines for construction machinery remained strong in the Middle Eastern market, and the European market experienced an increase in sales of engines for agriculture machinery, with net sales reaching record highs in both markets. However, as sales of engines for leisure products and power generators decreased due to sluggish demand for them in the North American market, overseas sales volume decreased from the same period of the previous fiscal year.

Moreover, due to factors such as the removal of Fuji Robin Industries Ltd. from the scope of consolidation, overall net sales were down ¥5.4 billion, or 20.0% from the same period of the previous fiscal year to ¥21.8 billion. In addition, operating income was down ¥0.4 billion, or 33.8% from the same period of the previous fiscal year to ¥0.8 billion.

(Aerospace Division)

As for the sales to the Japan Ministry of Defense, although sales of the "AH-64D" combat helicopter and the "Target Drone" unmanned target plane increased, net sales decreased from the same period of the previous fiscal year. This was caused by a decrease in sales of the prototype of the next-generation Maritime Patrol and Cargo Transport Aircraft "PX/CX", which has entered the termination phase of delivery.

In the commercial sector, although the number of deliveries of center wings for the "Boeing 777" increased, the development sales of center wings for the "Boeing 787" increased, and the number of deliveries of main wings for the small business jet "Eclipse 500" and the medium business jet "H4000" increased, they were unable to cover the sales loss on the decease in products for the Japan Ministry of Defense. Overall net sales were down ¥2.2 billion, or 5.1% from the same period of the previous fiscal year to ¥40.3 billion. However, operating income was up ¥0.4 billion, or 14.6% over the same period of the previous fiscal year to ¥3.1 billion due to financial variations such as the gain on currency exchange from a weak yen.

(Other Businesses)

The sales volume of "Fuji Mighty" sanitation trucks rose from the same period of the previous fiscal year due to the launch in May 2007 of 2-ton and 3-ton sanitation trucks in the new "Fuji Mighty 81 series". However, decrease in sales caused by withdrawal from an environmental facility business in fiscal year 2007, as well as the reallocation of sales for Yusoki Kogyo K.K. to the Aerospace Division, impacted overall net sales, which were down ¥1.2 billion, or 18.8% from the same period of the previous fiscal year to ¥5.3 billion. In addition, operating income was down ¥0.6 billion, or 53.8% from the same period of the previous fiscal year to ¥0.6 billion.

Results by Geographic Region

(Japan)

As the decrease of sales in the domestic market in the Automotive Division could not be covered by the increase in units exported overseas, net sales were down ¥24.9 billion, or 5.7% from the same period of the previous fiscal year to ¥410.2 billion. In addition, operating income was down ¥1.9 billion, or 9.0% from the same period of the previous fiscal year to ¥18.7 billion due to negative factors such as a deterioration in the sales volume and mix in spite of our efforts to reduce material costs, SG&A and other expenses, and foreign exchange gains from a weak yen.

(North America)

In addition to the fact that the sales volume in North America as a whole remained strong thanks to the steady export of the "Tribeca" to Europe/Australia as well as the gains on currency exchange, net sales were up ¥19.7 billion, or 7.7% over the same period of the previous fiscal year to ¥273.9 billion. In addition, operating income resulted in a loss of ¥0.8 billion, an improvement of ¥4.3 billion over the same period of the previous fiscal year. (In the same period of the previous fiscal year, the loss was ¥5.1 billion.)

(Other Regions)

In Europe, net sales were up ¥15.4 billion, or 165.8% over the same period of the previous fiscal year to ¥24.7 billion thanks to the increase in sales volume by our local subsidiary. Operating income was also up ¥0.3 billion, or 106.9% over the same period of the previous fiscal year to ¥0.6 billion.

(2) Forecast for fiscal 2007

Although the Japanese economy is expected to moderately expand, overall demand will grow increasingly severe in the automotive industry as seen in the fact that a dark sign has appeared in the Minicar market, which remained strong until last year. On the other hand, in the America economy, uncertainty is prevailing for the future, such as the decrease in housing investments and unrest in the financial market. Therefore, the management environment surrounding us will remain in the balance together with causes of concern such as soaring raw material prices and future currency movements.

Against this backdrop, the outlook for this fiscal year is as follows:

(Consolidated forecast for the whole fiscal year)

Net sales	¥1,560	billion	(up 4.4% year-on-year)
Operating income	¥40	billion	(down16.5% year-on-year)
Ordinary income	¥35	billion	(down 17.1% year-on-year)
Net income	¥17	billion	(down 46.7% year-on-year)

2. Analysis of financial results

(1) Assets, liabilities, net assets

Total assets were ¥1,318.4 billion, which was an increase of ¥2.4 billion over the previous fiscal year. This was mainly due to an increase in inventories.

Liabilities were ¥812.6 billion, which was a decrease of ¥7.8 billion from the previous fiscal year. This was mainly due to a decrease in interest-bearing liabilities.

Net assets were ¥505.8 billion, which was an increase of ¥10.1 billion over the previous fiscal year. This was mainly due to increase retained earnings.

(2) Cash flow

Cash and cash equivalents (hereinafter cash) at the end of the period under review amounted to ¥106 billion, a year-on-year increase of ¥6.9 billion.

The factors accounting for cash flow during the period under review were as follows.

(Cash flow from operating activities)

Net cash provided by operating activities increased, up ¥61.9 billion over the same period of the previous fiscal year to ¥62 billion, despite an increase of ¥22.7 billion in inventories. This is due to the increase in notes and accounts payable of ¥14.3 billion, interim net income before taxes and minority interest of ¥15.8 billion, and depreciation and amortization expenses of ¥41.7 billion.

(Cash flow from investment activities)

Cash flow from investment activities resulted in ¥26.3 billion due to ¥18.6 billion in revenue from the collection of loans receivable (net figures with disbursement of loans receivable), which is the same level as the same period of the previous fiscal year in spite of ¥31.6 billion used for the purchase of property, plant and equipment (net of revenue from sales), and ¥11 billion used for the purchase of leased assets (net of revenue from sale).

(Cash flow from financing activities)

Cash flow from financing activities decreased by ¥23.4 billion from the same period of the previous fiscal year to ¥32 billion after the deduction of ¥11 billion for the net decrease in commercial papers, ¥10 billion for redemption of bonds, and ¥6 billion for the net decrease in short-term borrowings.

3. Basic policy regarding the distribution of profits

FHI views shareholders' return as a crucial managerial task and follows a basic policy of maintaining stable long-term dividends while taking comprehensive consideration of such factors as its earnings performance and its dividend payout ratio. FHI intends to use retained earnings to improve its balance sheet as well as allocate these funds to the investment of its R&D for new product, production, and strengthening its sales network for the attainment of further future growth and development.

Therefore, FHI decided to pay our shareholders an interim dividend of ¥4.50 per share, which is the same amount as the previous fiscal year.

2. Condition of the FHI Group

As of September 30, 2007 the FHI Group consisted of Fuji Heavy Industries Ltd., 103 subsidiaries, and 9 affiliated companies primarily engaged in four operations related to the Automobile Division, Industrial Products Division, Aerospace Division and Other Businesses, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains with the parent company.



Flow of products and parts / components
Flow of services
Fuji Heavy Industries Ltd. (Manufacturing & Sales)
(Automobiles)
(Industrial Products)
(Aerospace)
(Other)
Manufacturing Units
*1 Subaru of Indiana Automotive Inc.
*1 Kiryu Industrial Ltd.
*1 Fuji Machinery Co., Ltd.
*1 Ichitan Co., Ltd.
*2 Subaru Customize Works Co., Ltd.
*3 One other Non-consolidated subsidiary
Sales and Manufacturing
*3 Two other Non-consolidated subsidiaries
*5 One other Affiliates
Service-related and others
*1 Subaru Finance Co., Ltd.
*1 Fuji Heavy Industries U.S.A. Inc.
*1 Nine other Consolidated subsidiaries
*2 TUG International Co., Ltd.
*2 Four other Subsidiaries within the scope of equity method
*3 Six Non-consolidated subsidiaries
*4 Higashi-shinjuku Logistics Center Co., Ltd.
*5 Two other Affiliates
Research Organs
*1 Subaru Research & Development Inc.
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Car Co.
*1 Other 37 Consolidated subsidiaries
*3 11 Non-consolidated subsidiaries
*4 One other Affiliates within the scope of equity method
*5 One other Affiliate
Manufacturing Units
*1 Robin Manufacturing U.S.A., Inc.
Sales and Manufacturing
*2 Changzhou Fuji Changchai Robin Gasoline Engine Co., LTD.
*5 One other Affiliate
Service-related
*2 Robin Service Co., Ltd
Sales Units
*2 Robin America Inc.
*2 Robin Europe G M B H
*2 Two other Subsidiary within the scope of equity method
Service-related and the others
*2 Fuji Aerospace Technology Co., LTD.
*2 One other Subsidiaries within the scope of equity method
Manufacturing
*5 One other Affiliate
Sales and Manufacturing
*1 Yusoki Kogyo K.K.
Service-related
*2 Fuji Aircraft Maintenance Co., Ltd
Service-related and others
*1 Subaru Kosan Co., Ltd.
*1 Subaru System Service Co., Ltd.
*2 Subaru Living Service Co., Ltd.
Sales Units
*2 Daiwa Shoko K.K.
*2 Fuji Special Purpose Vehicle Co., Ltd.
*2 Fuji Houren Co., Ltd
*3 Fuji Ecology Systems Co., Ltd.
*3 One other Non-consolidated subsidiary
Customers

*1 : Consolidated subsidiaries
*2 : Subsidiaries within the scope of equity method
*3 : Non-consolidated subsidiaries
*4 : Affiliates within the scope of equity method
*5 : Other affiliates

3. Management Policies

1. Basic management policies

As there has been no significant change from the details announced in the Consolidated Interim Financial Results for Fiscal 2006 (released on October 31, 2006), this part is omitted.

The relevant financial results can be seen at the following URL

(FHI website)

http://www.fhi.co.jp/ir/finance/fr.html

(Tokyo Stock Exchange website (Information search page of listed companies))

http://www.tse.or.jp/listing/compsearch/index.html

2. Medium-to-long term management strategies

As there has been no significant change from the detail announced in the Consolidated Financial Results for Fiscal 2006 (released on April 27, 2007), this part is omitted.

The aforesaid Consolidated Financial Results for Fiscal 2006 is available on our website at the following URL.

(Fuji Heavy Industries company website)

http://www.fhi.co.jp/ir/finance/fr.html

(Tokyo Stock Exchange website (for the search of information on listed companies)

http://www.tse.or.jp/listing/compsearch/index.html

4. Consolidated Financial Statements

1. Consolidated Balance Sheets

(Unit: millions of yen)

	FY 2007 (as of March 31, 2007)		1st Half of FY 2008 (as of September 30, 2007)		Changes Increase/ (Decrease)	1st Half of FY 2007 (as of September 30, 2006)	
	Amount	Component ratio (%)	Amount	Component ratio (%)	Amount	Amount	Component ratio (%)
ASSETS							
I Current assets							
Cash and time deposits	52,406		47,705		(4,701)	46,732	
Notes and accounts receivable, trade	99,290		93,892		(5,398)	100,041	
Marketable securities	32,017		25,644		(6,373)	33,207	
Inventories	224,919		247,470		22,551	254,092	
Deferred tax assets	27,072		25,471		(1,601)	29,971	
Short-term loans	101,184		99,869		(1,315)	110,892	
Other	59,501		55,481		(4,020)	53,324	
Allowance for doubtful accounts	(1,713)		(1,509)		204	(2,024)	
Total current assets	**594,676**	**45.2**	**594,023**	**45.1**	**(653)**	**626,235**	**46.8**
II Fixed assets							
1. Property, plant and equipment, net							
Buildings and structures	129,280		129,207		(73)	127,218	
Machinery and vehicles	122,828		122,104		(724)	122,969	
Land	174,835		178,087		3,252	172,675	
Construction in progress	18,335		19,094		759	9,655	
Leased assets	59,896		63,992		4,096	67,784	
Other	45,410		40,767		(4,643)	47,272	
Total property, plant and equipment, net	**550,584**	**41.8**	**553,251**	**42.0**	**2,667**	**547,573**	**40.9**
2. Intangible assets							
Goodwill	19,092		20,075		983	18,352	
Other	16,100		14,878		(1,222)	17,406	
Total intangible assets	**35,192**	**2.7**	**34,953**	**2.6**	**(239)**	**35,758**	**2.6**
3. Investments and other assets							
Investment securities	85,819		84,358		(1,461)	79,463	
Long-term loans	3,696		3,011		(685)	4,739	
Deferred tax assets	20,825		21,139		314	22,911	
Other	28,472		30,861		2,389	25,606	
Allowance for doubtful accounts	(3,223)		(3,197)		26	(2,832)	
Total investments and other assets	**135,589**	**10.3**	**136,172**	**10.3**	**583**	**129,887**	**9.7**
Total fixed assets	**721,365**	**54.8**	**724,376**	**54.9**	**3,011**	**713,218**	**53.2**
Total assets	**1,316,041**	**100.0**	**1,318,399**	**100.0**	**2,358**	**1,339,453**	**100.0**

(Unit: Millions of yen)

	FY 2007 (as of March 31, 2007)		1st Half of FY 2008 (as of September 30, 2007)		Changes Increase/ (Decrease)	1st Half of FY 2007 (as of September 30, 2006)	
	Amount	Component ratio (%)	Amount	Component ratio (%)	Amount	Amount	Component ratio (%)
LIABILITIES AND NET ASSETS							
Ⅰ **Current liabilities**							
Notes and accounts payable, trade	190,394		201,915		11,521	186,224	
Short-term borrowings	172,454		174,621		2,167	191,264	
Commercial paper	11,000		-		(11,000)	8,000	
Current portion of bonds	10,000		30,000		20,000	10,500	
Accrued income taxes	4,572		6,532		1,960	4,852	
Accrued expenses	55,789		55,683		(106)	63,061	
Accrued bonus	15,247		15,631		384	15,299	
Accrued warranty claims	23,934		23,861		(73)	22,909	
Other	80,277		84,066		3,789	100,218	
Total current liabilities	**563,667**	**42.8**	**592,309**	**44.9**	**28,642**	**602,327**	**45.0**
Ⅱ **Long-term liabilities**							
Bonds	90,000		60,000		(30,000)	90,000	
Long-term debts	60,400		52,162		(8,238)	67,300	
Deferred tax liabilities on revaluation of land	703		-		(703)	703	
Accrued pension and severance benefits	45,516		46,069		553	53,899	
Accrued directors' severance and retirement benefits	987		664		(323)	886	
Provision for losses on guarantees	745		745		-	-	
Negative goodwill	821		-		(821)	1,908	
Other	57,499		60,602		3,103	50,169	
Total long-term liabilities	**256,671**	**19.5**	**220,242**	**16.7**	**(36,429)**	**264,865**	**19.7**
Total liabilities	**820,338**	**62.3**	**812,551**	**61.6**	**(7,787)**	**867,192**	**64.7**
NET ASSETS							
Ⅰ **Shareholders' capital**							
Common stock	153,795	11.7	153,795	11.7	-	153,795	11.5
Capital surplus	160,104	12.2	160,100	12.1	(4)	160,071	12.0
Retained earnings	214,831	16.3	219,811	16.7	4,980	199,300	14.9
Less-treasury stock, at cost	(40,511)	(3.1)	(40,518)	(3.1)	(7)	(41,487)	(3.1)
Total shareholders' capital	**488,219**	**37.1**	**493,188**	**37.4**	**4,969**	**471,679**	**35.3**
Ⅱ **Valuation, translation, and other adjustments**							
Net unrealized holding gains on securities	22,182	1.7	22,043	1.7	(139)	19,405	1.4
Revaluation reserve for land	290	0.0	-	-	(290)	290	0.0
Foreign currency translation adjustments	(16,687)	(1.2)	(10,399)	(0.8)	6,288	(21,410)	(1.6)
Total valuation, translation, and other adjustments	**5,785**	**0.5**	**11,644**	**0.9**	**5,859**	**(1,715)**	**(0.2)**
Ⅲ **Minority interest in consolidated subsidiaries**	**1,699**	**0.1**	**1,016**	**0.1**	**(683)**	**2,297**	**0.2**
Total net assets	**495,703**	**37.7**	**505,848**	**38.4**	**10,145**	**472,261**	**35.3**
Total liabilities and net assets	**1,316,041**	**100.0**	**1,318,399**	**100.0**	**2,358**	**1,339,453**	**100.0**

2. Consolidated Statements of Income

(Unit: Millions of yen)

	1st Half of FY 2007 (ended September 30, 2006)		1st Half of FY 2008 (ended September 30, 2007)		Changes Increase/ (Decrease)	Fiscal 2007 (ended March 31, 2007)	
	Amount	Ratio of net sales (%)	Amount	Ratio of net sales (%)	Amount	Amount	Ratio of net sales (%)
I Net sales	698,676	100.0	708,817	100.0	10,141	1,494,817	100.0
II Cost of sales	524,042	75.0	538,442	76.0	14,400	1,142,674	76.4
Gross profit	174,634	25.0	170,375	24.0	(4,259)	352,143	23.6
III Selling, general and administrative expenses	156,508	22.4	151,470	21.3	(5,038)	304,237	20.4
Operating income	**18,126**	**2.6**	**18,905**	**2.7**	**779**	**47,906**	**3.2**
IV Non-operating income							
Interest and dividend income	1,815		2,533		718	3,864	
Amortization of negative goodwill	1,087		-		(1,087)	2,175	
Gain on revaluation of derivatives	-		702		702	4,268	
Equity income from affiliated companies	728		14		(714)	1,549	
Other	2,232		2,206		(26)	5,949	
Total non-operating income	5,862	0.8	5,455	0.8	(407)	17,805	1.2
V Non-operating expenses							
Interest expenses	1,915		2,088		173	4,017	
Foreign exchange losses	-		5,304		5,304	11,906	
Loss on revaluation of derivatives	246		17		(229)	72	
Other	7,944		2,789		(5,155)	7,501	
Total non-operating expenses	10,105	1.4	10,198	1.5	93	23,496	1.6
Ordinary income	**13,883**	**2.0**	**14,162**	**2.0**	**279**	**42,215**	**2.8**
VI Extraordinary gains							
Gain on sale of property, plant and equipment	6,060		1,024		(5,036)	6,673	
Gain on sale of securities	6		1,412		1,406	58	
Prior period adjustment	1,451		1,567		116	1,451	
Gain on sale of loans receivable	-		280		280	-	
Gain on transfer of the substitutional portion of the employees' pension fund	-		-		-	2,423	
Other	71		107		36	104	
Total extraordinary gains	7,588	1.1	4,390	0.6	(3,198)	10,709	0.7
VII Extraordinary losses							
Loss on sale and disposal of property, plant and equipment	2,924		1,207		(1,717)	4,774	
Loss on sale of securities	-		-		-	18	
Loss on devaluation of securities	284		-		(284)	335	
Impairment loss on property, plant and equipment	108		1,593		1,485	550	
Allowance for losses on guarantees	-		-		-	745	
Loss on liquidation of affiliated companies	857		-		(857)	913	
Total extraordinary losses	4,173	0.6	2,800	0.4	(1,373)	7,335	0.5
Income before income taxes and minority interest	17,298	2.5	15,752	2.2	(1,546)	45,589	3.0
Income taxes-current	4,273	0.6	5,706	0.8	1,433	7,231	0.5
Income taxes-deferred	1,351	0.2	2,220	0.3	869	6,411	0.4
Minority interest in (income) loss of consolidated subsidiaries	(70)	0.0	6	0.0	76	(48)	0.0
Net income	**11,604**	**1.7**	**7,832**	**1.1**	**(3,772)**	**31,899**	**2.1**

3. Consolidated Statement of changes in Net Assets

1st Half of FY 2007 (from April 1, 2006 to September 30, 2006)

(Unit: Millions of yen)

	Shareholders' capital				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance, March 31, 2006	153,795	160,071	189,996	(41,545)	462,317
Increase (decrease) during the period					
Cash dividends	-	-	(3,226)	-	(3,226)
Payment of bonuses to directors and statutory auditors	-	-	(107)	-	(107)
Net income	-	-	11,604	-	11,604
Purchase in treasury stock	-	-	-	(29)	(29)
Disposal of treasury stock	-	-	(13)	87	74
Increase in the number of companies accounted for by the equity method	-	-	1,038	-	1,038
Other changes in shareholders' capital	-	-	8	-	8
Changes (other than shareholders' capital), net	-	-	-	-	-
Total	-	-	9,304	58	9,362
Balance, September 30, 2006	153,795	160,071	199,300	(41,487)	471,679

	Valuation, translation and other adjustments				Minority interest in consolidated subsidiaries	Total net assets
	Net unrealized holding gains on securities	Revaluation reserve for land	Foreign currency translation adjustments	Total		
Balance, March 31, 2006	21,145	290	(18,230)	3,205	2,264	467,786
Increase (decrease) during the period						
Cash dividends	-	-	-	-	-	(3,226)
Payment of bonuses to directors and statutory auditors	-	-	-	-	-	(107)
Net income	-	-	-	-	-	11,604
Purchase in treasury stock	-	-	-	-	-	(29)
Disposal of treasury stock	-	-	-	-	-	74
Increase in the number of companies accounted for by the equity method	-	-	(18)	(18)	-	1,020
Other changes in shareholders' capital	-	-	-	-	-	8
Changes (other than shareholders' capital), net	(1,740)	-	(3,162)	(4,902)	33	(4,869)
Total	(1,740)	-	(3,180)	(4,920)	33	4,475
Balance, September 30, 2006	19,405	290	(21,410)	(1,715)	2,297	472,261

1st Half of FY 2008 (from April 1, 2007 to September 30, 2007)

(Unit: Millions of yen)

	Shareholders' capital				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance, March 31, 2007	153,795	160,104	214,831	(40,511)	488,219
Increase (decrease) during the period					
Cash dividends	-	-	(3,234)	-	(3,234)
Net income	-	-	7,832	-	7,832
Purchase in treasury stock	-	-	-	(34)	(34)
Disposal of treasury stock	-	(4)	-	27	23
Increase due to changes in the scope of consolidation	-	-	278	-	278
Increase in the number of companies accounted for by the equity method	-	-	124	-	124
Other changes in shareholders' capital	-	-	(20)	-	(20)
Changes (other than shareholders' capital), net	-	-	-	-	-
Total	-	(4)	4,980	(7)	4,969
Balance, September 30, 2007	153,795	160,100	219,811	(40,518)	493,188

	Valuation, translation and other adjustments				Minority interest in consolidated subsidiaries	Total net assets
	Net unrealized holding gains on securities	Revaluation reserve for land	Foreign currency translation adjustments	Total		
Balance, March 31, 2007	22,182	290	(16,687)	5,785	1,699	495,703
Increase (decrease) during the period						
Cash dividends	-	-	-	-	-	(3,234)
Net income	-	-	-	-	-	7,832
Purchase in treasury stock	-	-	-	-	-	(34)
Disposal of treasury stock	-	-	-	-	-	23
Increase due to changes in the scope of consolidation	-	-	-	-	-	278
Increase in the number of companies accounted for by the equity method	-	-	-	-	-	124
Other changes in shareholders' capital	-	-	-	-	-	(20)
Changes (other than shareholders' capital), net	(139)	(290)	6,288	5,859	(683)	5,176
Total	(139)	(290)	6,288	5,859	(683)	10,145
Balance, September 30, 2007	22,043	-	(10,399)	11,644	1,016	505,848

FY 2007 (from April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Shareholders' capital				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance, March 31, 2006	153,795	160,071	189,996	(41,545)	462,317
Increase (decrease) during the year					
Cash dividends	-	-	(6,452)	-	(6,452)
Payment of bonuses to directors and statutory auditors	-	-	(107)	-	(107)
Net income	-	-	31,899	-	31,899
Purchase in treasury stock	-	-	-	(71)	(71)
Disposal of treasury stock	-	33	-	1,105	1,138
Increase in the number of companies accounted for by the equity method	-	-	1,038	-	1,038
Other comprehensive income of foreign subsidiaries	-	-	(1,513)	-	(1,513)
Other changes in shareholders' capital	-	-	(30)	-	(30)
Changes (other than shareholders' capital), net	-	-	-	-	-
Total	-	33	24,835	1,034	25,902
Balance, March 31, 2007	153,795	160,104	214,831	(40,511)	488,219

	Valuation, translation and other adjustments				Minority interest in consolidated subsidiaries	Total net assets
	Net unrealized holding gains on securities	Revaluation reserve for land	Foreign currency translation adjustments	Total		
Balance, March 31, 2007	21,145	290	(18,230)	3,205	2,264	467,786
Increase (decrease) during the year						
Cash dividends	-	-	-	-	-	(6,452)
Payment of bonuses to directors and statutory auditors	-	-	-	-	-	(107)
Net income	-	-	-	-	-	31,899
Purchase in treasury stock	-	-	-	-	-	(71)
Disposal of treasury stock	-	-	-	-	-	1,138
Increase in the number of companies accounted for by the equity method	-	-	(18)	(18)	-	1,020
Other comprehensive income of foreign subsidiaries	-	-	-	-	-	(1,513)
Other changes in shareholders' capital	-	-	-	-	-	(30)
Changes (other than shareholders' capital), net	1,037	-	1,561	2,598	(565)	2,033
Total	1,037	-	1,543	2,580	(565)	27,917
Balance, March 31, 2007	22,182	290	(16,687)	5,785	1,699	495,703

4. Consolidated Statements of Cash Flows

(Unit: Millions of yen)

	1st Half of FY 2007 (ended September 30, 2006)	1st Half of FY 2008 (ended September 30, 2007)	Changes Increase/ (Decrease)	FY 2007 (ended March 31, 2007)
I Cash flows from operating activities:				
Income before income taxes and minority interest	17,298	15,752	(1,546)	45,589
Depreciation and amortization expenses	40,118	41,698	1,580	81,454
Increase (decrease) in allowance for doubtful accounts	345	(227)	(572)	425
Increase (decrease) in accrued warranty claims	(400)	(1,078)	(678)	284
Increase (decrease) in accrued pension and severance liability	1,492	830	(662)	(6,790)
Increase in allowance for losses on guarantees	-	-	-	745
Interest and dividends income	(1,815)	(2,533)	(718)	(3,864)
Amortization of negative goodwill	(1,087)	-	1,087	(2,175)
Gain on revaluation of derivatives	-	(702)	(702)	(4,268)
Equity income from affiliated companies	(728)	(14)	714	(1,549)
Interest expenses	1,915	2,088	173	4,017
Loss on revaluation of derivatives	246	17	(229)	72
Gain on sale of property, plant and equipment	(6,060)	(1,024)	5,036	(6,673)
Gain on sale of securities	(6)	(1,412)	(1,406)	(58)
Gain on assignment of accounts receivable of loans	-	(280)	(280)	-
Loss on sale and disposal of property, plant and equipment	2,924	1,207	(1,717)	4,774
Loss on sale of securities	-	-	-	18
Loss on devaluation of securities	284	-	(284)	335
Impairment loss on property, plant and equipment	108	1,593	1,485	550
Loss on liquidation of affiliated companies	857	-	(857)	-
Decrease in notes and accounts receivable, trade	4,796	2,809	(1,987)	6,392
Increase in inventories	(39,712)	(22,668)	17,044	(12,787)
Increase (decrease) in notes and accounts payable, trade	(24,308)	14,336	38,644	(20,520)
Increase (decrease) in deposits received	8,918	6,213	(2,705)	(825)
Other, net	(5,436)	9,177	3,741	(4,257)
Sub total	10,621	65,782	55,161	80,889
Interest and dividends received	2,256	2,767	511	4,334
Interest paid	(1,842)	(2,070)	(228)	(3,945)
Income taxes paid	(10,857)	(4,475)	6,382	(15,555)
Bonus paid to directors and statutory auditors	(107)	-	107	(107)
Net cash provided by operating activities	71	62,004	61,933	65,616
II Cash flows from investing activities:				
Purchase of marketable securities	(959)	(2,176)	(1,217)	(3,517)
Proceeds from sale of marketable securities	3,980	2,116	(1,864)	8,472
Purchase of property, plant and equipment	(21,992)	(32,957)	(10,965)	(57,388)
Proceeds from sale of property, plant and equipment	7,413	1,355	(6,058)	7,571
Purchase of leased assets	(39,101)	(37,661)	1,440	(64,100)
Proceeds from sale of leased assets	26,779	26,656	(123)	52,112
Purchase of intangible assets	(1,785)	(1,814)	(29)	(3,100)
Purchase of investment securities	(3,197)	(10,917)	(7,720)	(16,599)
Proceeds from sale of investment securities	1,834	11,688	9,854	11,430
Disbursement of loans receivable	(40,901)	(52,958)	(12,057)	(114,761)
Collection of loans receivable	41,968	71,510	29,542	138,280
Other, net	(328)	(1,137)	(809)	(1,828)
Net cash used in investing activities	(26,289)	(26,295)	(6)	(43,428)
III Cash flows from financing activities:				
Net decrease in short-term borrowings	(2,943)	(6,046)	(3,103)	(30,169)
Net increase (decrease) in commercial paper	-	(11,000)	(11,000)	3,000
Proceeds from long-term debts	500	100	(400)	1,700
Repayment on long-term debts	(2,967)	(1,853)	1,114	(3,848)
Issuance of bonds	20,000	-	(20,000)	20,000
Redemption of bonds	(20,000)	(10,000)	10,000	(20,500)
Purchase of treasury stock	(29)	(34)	(5)	(62)
Proceeds from disposal of treasury stock	74	23	(51)	224
Dividends paid	(3,226)	(3,234)	(8)	(6,452)
Other, net	(102)	-	102	(102)
Net cash used in financing activities	(8,693)	(32,044)	(23,351)	(36,209)
IV Effect of exchange rate changes on cash and cash equivalents	(1,146)	3,064	4,210	756
V Net increase (decrease) in cash and cash equivalents	(36,057)	6,729	42,786	(13,265)
VI Cash and cash equivalents at beginning of the period	112,366	99,060	(13,306)	112,366
VII Net increase (decrease) related to the change of scope of consolidation	-	190	190	(41)
VIII Cash and cash equivalents at end of the period	76,309	105,979	29,670	99,060

5. Basis for Preparation of Consolidated Financial Statements of Significant Accounting Policies

Depreciation / amortization method of fixed assets

Company and Domestic Consolidated subsidiaries:

Buildings:	(1) Acquired on or before March 31, 1998	: Computed by the declining-balance method under the previous tax regulations
	(2) Acquired from April 1, 1998 to March 31,2007	: Computed by the straight-line method under the previous tax regulations
	(3) Acquired on or after April 1, 2007	: Computed by the straight-line method under the new tax regulations
Other Assets:	1. Acquired on or before March 31, 2007	: Computed by the declining-balance method under the previous tax regulations
	2. Acquired on or after April 1, 2007	: Computed by the declining-balance method under the new tax regulations

Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to their general class, type of construction, and use.

Since there has been no change in the significant accounting policies disclosed in our most recent Annual Consolidated Financial Report (Yukashoken-Hokokusho), released on June 27, 2007, except for "Depreciation / amortization method of fixed assets" as described above, disclosures of other significant accounting policies are omitted.

6. Change of the Basis for Preparation of Consolidated Financial Statements of Significant Accounting Policies

Depreciation / amortization method of fixed assets

In FY 2008, the Company and domestic consolidated subsidiaries changed their depreciation / amortization method for fixed assets acquired on or after April 1, 2007 to conform to the enacted revisions to the tax depreciation schedules under the Corporate Tax Law and related tax regulations. The effects of this change were to decrease operating income by 601 million yen, and to decrease ordinary income and income before income taxes and minority interest by 604 million yen each as compared to the respective amounts that would have been reported under the previous method. Please refer to "Segment Information", about the effect on the business and geographical segments.

(Additional Information)
In addition, during FY 2008, the Company and domestic consolidated subsidiaries started to depreciate the residual book value of fixed assets acquired on or before March 31, 2007 on a straight-line basis over a 5-year period commencing in the year following a year in which those assets have reached their depreciation limit under the previous depreciation / amortization method. Please refer to "Segment Information", about the effect on the business and geographical segments.
This change resulted in a decrease in operating income of 1,183 million yen, and a decrease in both ordinary income and income before income taxes and minority interest of 1,209 million yen, as compared to the respective amounts that would have been reported had the change not been implemented.

Changes in Scope of Consolidation and Application of the Equity Method

As of the end of 1st Half of FY 2008, the numbers of Consolidated Subsidiaries and affiliated investees accounted for under the equity method were 62 and 21, respectively. As a result of our reevaluation of their significance to the consolidated financial statements, the following changes in the scope of consolidation and application of the equity method have been made during FY2008:

Scope of Consolidation

	Company Name	Reason for change
Increase	Subaru Auto Accessory Co., Ltd.	Change from an Equity Method investee
	Subaru System Service Co., Ltd.	Change from an Equity Method investee
	Shin Nagano Subaru, inc.	New Consolidated subsidiary
Decrease	Fics Co.	Excluded due to liquidation
	Fuji Robin Industries Ltd.	Excluded due to sale of stock

Application of the Equity Method

	Company Name	Reason for change
Increase	Fuji Industrial Products Sales Co., Ltd. and 4 other companies	New Equity Method investee
Decrease	Subaru Auto Accessory Co., Ltd.	Included in Consolidation
	Subaru System Service Co., Ltd.	Included in Consolidation

Changes in presentation of financial statements

[Consolidated balance sheets]
"Negative goodwill" which was presented separately in FY 2007 is included in "Other" long-term liabilities in FY 2008 because of its decreased materiality.

[Consolidated statements of income]
"Amortization of Negative goodwill" which was presented separately in FY 2007 is included in "Other" non-operating income in FY 2008 because of its decreased materiality. On the other hand, "Gain on revaluation of derivatives" which was included in "Other" non-operating income in FY 2007, has been presented as a separate line item in FY 2008. "Gain on revaluation of derivatives" included in "Other" non-operating income of 2,232 million yen in FY 2007 is 142 million yen.
"Exchange loss" which was included in "Other" non-operating expenses in FY 2007, has been presented as a separate line item in FY 2008. "Exchange loss" included in "Other" non-operating expenses of 7,944 million yen in FY 2007 are 4,714 million yen.

[Consolidated Statements of Cash Flows]
"Amortization of negative goodwill" in the cash flows from operating activities which was presented separately in FY 2007 is included in "Other" cash flows in operating activities in FY 2008, because of its decreased materiality.
"Gain on revaluation of derivatives" which was included in "Other" cash flows in operating activities in FY 2007, has been presented as a separate line item in FY 2008. "Gain on revaluation of derivatives" included in "Other" cash flows in operating activities of 5,436 million yen in FY 2007 are 142 million yen.

7. Notes to Consolidated Financial Statements

Consolidated Balance Sheets

	1st Half of FY 2007	1st Half of FY 2008
Accumulated depreciation for property, plant and equipment :	730,424 million yen	755,721 million yen

Consolidated Statements of income

	1st Half of FY 2007	1st Half of FY 2008
1. Research and development cost included in general and administrative expenses and cost of sales :	25,063 million yen	26,612 million yen

2. Extraordinary gains and losses

1st Half of FY 2007

(1) Prior period adjustment
Prior period adjustment represents a gain due to final settlement on reversal of a portion of "Loss on termination of a joint development project (a joint development project for new model vehicles)" which was recorded as an extraordinary loss in prior period.

(2) Loss on liquidation of affiliated companies
The Company has recorded a loss on liquidation of Fuji AT Ltd, which was a joint venture with JATCO Ltd.

Not Applicable.

1st Half of FY 2008

(1) Prior period adjustment
Prior period adjustment represents a gain on reversal of certain expenses due to revision to the estimated expense related to a change in the medical insurance system of a foreign subsidiary and the settlement of a tariff rate issue on imported parts.

Not Applicable.

(2) Impairment loss
The Company recorded an impairment loss with regard to the following asset groups.

Use	Location	Category
Asset for dealership business	Yamagata prefecture and 1 other location	Buildings and structures, land and other
Underutilized real estate	Hokkaido prefecture and 1 other location	Land

The operating properties for dealers are grouped by each company, the leased property and unused property are grouped on a property by property basis.

The impairment loss by each category of property, plant and equipment was as follows;

Buildings and structures	884 million yen
Land	703 million yen
Other	6 million yen
Total	1,593 million yen

Omission of Disclosures in This Release

The disclosure of the following footnote information is omitted because the need of such disclosures is not considered to be significant for the purpose of this release:

Notes to Consolidated Statement of Net Assets
Notes to Consolidated Statements of Cash Flows
Lease transactions
Securities and investments
Derivative transactions
Stock options, etc.

Segment Information

(1) Information by business segment information

1st Half of FY2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Net sales							
(1) Outside customers	622,447	27,217	42,476	6,536	698,676	-	698,676
(2) Inter-segment	1,482	12	9	1,274	2,777	(2,777)	-
Total sales	623,929	27,229	42,485	7,810	701,453	(2,777)	698,676
Operating cost and expense	611,187	26,043	39,791	6,606	683,627	(3,077)	680,550
Operating income	12,742	1,186	2,694	1,204	17,826	300	18,126

1st Half of FY2008 (from April 1, 2007 to September 30, 2007) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Net sales							
(1) Outside customers	641,408	21,782	40,321	5,306	708,817	-	708,817
(2) Inter-segment	1,539	8	1	3,500	5,048	(5,048)	-
Total sales	642,947	21,790	40,322	8,806	713,865	(5,048)	708,817
Operating cost and expense	629,737	21,005	37,235	8,250	696,227	(6,315)	689,912
Operating income	13,210	785	3,087	556	17,638	1,267	18,905

FY2007 (from April 1, 2006 to March 31, 2007) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Net sales							
(1) Outside customers	1,339,291	49,699	94,012	11,815	1,494,817	-	1,494,817
(2) Inter-segment	3,050	20	16	2,575	5,661	(5,661)	-
Total sales	1,342,341	49,719	94,028	14,390	1,500,478	(5,661)	1,494,817
Operating cost and expense	1,304,510	48,211	88,354	12,133	1,453,208	(6,297)	1,446,911
Operating income	37,831	1,508	5,674	2,257	47,270	636	47,906

Notes: 1. Definition of business segments:

Business segments are defined based on product line and market.

2. Main products by each business segment:

Business segment	Main products
Automobiles	LEGACY, IMPREZA, FORESTER, TRIBECA, STELLA, R1, R2, PLEO, SAMBER
Industrial products	Robin engines, power generators, pumps
Aerospace	Aircraft, parts of space-related devices
Other	Garbage collection vehicles, specialized vehicles, real estate lease

3. All operating costs and expenses are allocated to each business segment.

4. The Company and domestic consolidated subsidiaries changed their depreciation / amortization method in FY 2008 as mentioned in "Changes in the Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies". The effects of this change were to decrease operating income of "Automobiles" by 575 million yen. In addition, the change in the depreciation / amortization method for the residual book value during FY 2008 described in "Additional Information" resulted in a decrease in operating income of "Automobiles" of 986 million yen. The effects of these changes on other business segments were insignificant.

(2) Information by Geographical segment

1st Half of FY 2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
Net sales						
(1) Outside customers	435,144	254,237	9,295	698,676	-	698,676
(2) Inter-segment	126,158	1,250	128	127,536	(127,536)	-
Total sales	561,302	255,487	9,423	826,212	(127,536)	698,676
Operating cost and expense	540,710	260,541	9,118	810,369	(129,819)	680,550
Operating income (loss)	20,592	(5,054)	305	15,843	2,283	18,126

1st Half of FY 2008 (from April 1, 2007 to September 30, 2007) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
Net sales						
(1) Outside customers	410,222	273,891	24,704	708,817	-	708,817
(2) Inter-segment	143,102	7,698	202	151,002	(151,002)	-
Total sales	553,324	281,589	24,906	859,819	(151,002)	708,817
Operating cost and expense	534,582	282,438	24,275	841,295	(151,383)	689,912
Operating income (loss)	18,742	(849)	631	18,524	381	18,905

FY 2007 (from April 1, 2006 to March 31, 2007) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
Net sales						
(1) Outside customers	881,102	576,053	37,662	1,494,817	-	1,494,817
(2) Inter-segment	244,896	14,222	283	259,401	(259,401)	-
Total sales	1,125,998	590,275	37,945	1,754,218	(259,401)	1,494,817
Operating cost and expense	1,085,376	585,104	37,114	1,707,594	(260,683)	1,446,911
Operating income	40,622	5,171	831	46,624	1,282	47,906

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe
3. All operating costs and expenses are allocated to each segment.
4. The Company and domestic consolidated subsidiaries changed depreciation / amortization method in FY 2008 as mentioned in "Changes in the Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies". The effects of this change were to decrease operating income of "Japan" by 601 million yen. In addition, the change in the depreciation / amortization method for the residual book value during FY 2008 described in "Additional Information" resulted in a decrease in operating income of "Japan" of 1,183 million yen.

(3) Overseas net sales

1st Half of FY 2007 (from April 1, 2006 to September 30, 2006)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	277,031	65,832	69,424	412,287
Consolidated net sales				698,676
Percentage of overseas net sales over consolidated sales (%)	39.7 %	9.4 %	9.9 %	59.0 %

1st Half of FY 2008 (from April 1, 2007 to September 30, 2007)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	296,756	80,173	86,145	463,074
Consolidated net sales				708,817
Percentage of overseas net sales over consolidated sales (%)	41.9 %	11.3 %	12.1 %	65.3 %

FY2007 (from April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	622,149	152,458	143,994	918,601
Consolidated net sales				1,494,817
Percentage of overseas net sales over consolidated sales (%)	41.6 %	10.2 %	9.7 %	61.5 %

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Europe: Germany, Switzerland, United Kingdom and Russia
Other: Australia
3. Overseas sales are sales to outside of Japan by the Company and consolidated subsidiaries.

Information per share

	1st Half of FY 2007	1st Half of FY 2008	FY 2007
Net assets per share (Yen)	655.67	702.90	687.81
Net income per share, basic (Yen)	16.19	10.91	44.46
Net income per share, diluted (Yen)	16.18	10.90	44.44
Weighted average number of common shares outstanding during the year (thousands)	716,709	718,224	717,410
Weighted average number of additional dilutive common shares due to stock options (thousands)	473	90	396

Subsequent Event

Not Applicable.

5. Non-consolidated Financial Statements

1. Non-consolidated Balance Sheets

(Unit: millions of yen)

	FY 2007 (as of March 31, 2007)		1st Half of FY 2008 (as of September 30, 2007)		Changes Increase/ (Decrease)	1st Half of FY 2007 (as of September 30, 2006)	
	Amount	Component ratio (%)	Amount	Component ratio (%)	Amount	Amount	Component ratio (%)
ASSETS							
I Current assets							
Cash and time deposits	24,774		13,280		(11,494)	23,739	
Notes receivable, trade	1,784		1,678		(106)	1,785	
Accounts receivable, trade	107,612		99,534		(8,078)	111,269	
Marketable securities	2		8,502		8,500	16,689	
Finished products	27,072		29,794		2,722	35,299	
Raw materials	12,877		14,877		2,000	9,539	
Work in process	81,119		95,052		13,933	78,582	
Supplies	1,235		1,338		103	1,305	
Advances paid	13,366		12,495		(871)	13,366	
Prepaid expenses	2,800		4,143		1,343	3,802	
Deferred tax assets	16,025		15,049		(976)	16,533	
Short-term loans	73,994		84,839		10,845	75,639	
Accounts receivable, other	24,495		22,039		(2,456)	26,210	
Other	2,535		3,297		762	2,613	
Allowance for doubtful accounts	(469)		(391)		78	(1,194)	
Total current assets	**389,221**	**43.7**	**405,526**	**45.1**	**16,305**	**415,176**	**44.3**
II Fixed assets							
1. Property, plant and equipment, net							
Buildings	54,034		52,974		(1,060)	52,020	
Structures	-		-		-	7,026	
Machinery	73,144		69,320		(3,824)	71,566	
Aircrafts	-		-		-	13	
Vehicles	-		-		-	1,251	
Tools and equipment	12,296		11,426		(870)	11,923	
Land	83,634		86,285		2,651	82,824	
Construction in progress	-		-		-	6,933	
Other	17,327		24,624		7,297	-	
Total property, plant and equipment, net	**240,435**	**27.0**	**244,629**	**27.2**	**4,194**	**233,556**	**24.9**
2. Intangible assets							
Industrial rights	-		-		-	109	
Patents	94		86		(8)	-	
Land lease rights	11		11		-	-	
Trademark	6		5		(1)	-	
Software	12,557		11,372		(1,185)	13,109	
Other	860		395		(465)	1,243	
Total intangible assets	**13,528**	**1.5**	**11,869**	**1.3**	**(1,659)**	**14,461**	**1.6**
3. Investments and other assets							
Investment securities	55,280		55,051		(229)	50,737	
Investments in subsidiaries and affiliated companies	143,252		142,975		(277)	141,277	
Investment securities, other than stock	8		8		-	28	
Investments in subsidiaries and affiliated companies, other than stock	1,056		1,983		927	1,056	
Long-term loans	5		5		-	52,154	
Long-term loans for employees	128		126		(2)	-	
Long-term loans for subsidiaries and affiliated companies	44,600		33,900		(10,700)	-	
Bankruptcy and rehabilitation claims	6,452		6,532		80	-	
Long-term prepaid expenses	1,931		1,653		(278)	2,244	
Deferred tax assets	3,257		3,506		249	27,424	
Other	2,121		2,121		0	7,574	
Allowance for devaluation of investments	-		(364)		(364)	(382)	
Allowance for doubtful accounts	(9,992)		(10,338)		(346)	(8,577)	
Total investments and other assets	**248,098**	**27.8**	**237,158**	**26.4**	**(10,940)**	**273,535**	**29.2**
Total fixed assets	**502,061**	**56.3**	**493,656**	**54.9**	**(8,405)**	**521,552**	**55.7**
Total assets	**891,282**	**100.0**	**899,182**	**100.0**	**7,900**	**936,728**	**100.0**

(Unit: Millions of yen)

	FY 2007 (as of March 31, 2007)		1st Half of FY 2008 (as of September 30, 2007)		Changes Increase/ (Decrease)	1st Half of FY 2007 (as of September 30, 2006)	
	Amount	Component ratio (%)	Amount	Component ratio (%)	Amount	Amount	Component ratio (%)
LIABILITIES AND NET ASSETS							
I Current liabilities							
Notes payable, trade	3,941		3,334		(607)	3,586	
Accounts payable, trade	166,929		179,435		12,506	178,442	
Short-term borrowings	17,548		17,547		(1)	16,540	
Current portion of long-term debts	-		-		-	9	
Current portion of bonds	10,000		30,000		20,000	10,000	
Accounts payable, other	18,744		13,889		(4,855)	22,432	
Accrued expenses	29,111		23,790		(5,321)	28,326	
Accrued income taxes	3,239		5,093		1,854	3,991	
Advances received	6,254		12,137		5,883	13,941	
Deposits received	960		2,549		1,589	1,723	
Income in advance	181		187		6	182	
Accrued bonus	10,076		10,301		225	9,917	
Accrued director's bonus	92		-		(92)	-	
Accrued warranty claims	7,520		6,722		(798)	7,347	
Notes payable for acquisition of fixed assets	-		-		-	1,311	
Other	1,401		664		(737)	5,714	
Total current liabilities	**275,996**	**31.0**	**305,648**	**34.0**	**29,652**	**303,461**	**32.4**
II Long-term liabilities							
Bonds	90,000		60,000		(30,000)	90,000	
Long-term debts	23,727		23,723		(4)	24,733	
Long-term accounts payable, other	-		-		-	6,797	
Long-term deposits received	-		-		-	1,169	
Accrued pension and severance benefits	27,651		28,693		1,042	33,045	
Accrued directors' severance and retirement benefits	200		-		(200)	158	
Provision for losses on guarantees	745		745		-	1,322	
Other	8,940		9,952		1,012	2	
Total long-term liabilities	**151,263**	**16.9**	**123,113**	**13.7**	**(28,150)**	**157,226**	**16.8**
Total liabilities	**427,259**	**47.9**	**428,761**	**47.7**	**1,502**	**460,687**	**49.2**
NET ASSETS							
I Shareholders' capital							
Common stock	**153,795**	**17.3**	**153,795**	**17.1**	-	**153,795**	**16.4**
Capital surplus:	**160,120**	**18.0**	**160,116**	**17.8**	(4)	**160,071**	**17.1**
Capital reserve	160,071		160,071		-	160,071	
Other capital reserve	49		45		(4)	-	
Retained earnings:	**169,455**	**18.9**	**175,970**	**19.6**	**6,515**	**185,251**	**19.7**
Legal reserve	7,901		7,901		-	7,901	
Advanced depreciation reserve	719		719		-	687	
General reserve	85,335		85,335		-	85,335	
Unappropriated retained earnings	75,500		82,015		6,515	91,328	
Less-treasury stock, at cost	**(40,477)**	**(4.5)**	**(40,484)**	**(4.5)**	**(7)**	**(41,461)**	**(4.4)**
Total shareholders' capital	**442,893**	**49.7**	**449,397**	**50.0**	**6,504**	**457,656**	**48.8**
II Valuation, translation, and other adjustments							
Net unrealized holding gains on securities	21,130	2.4	21,024	2.3	(106)	18,385	2.0
Total valuation, translation, and other adjustments	**21,130**	**2.4**	**21,024**	**2.3**	**(106)**	**18,385**	**2.0**
Total net assets	**464,023**	**52.1**	**470,421**	**52.3**	**6,398**	**476,041**	**50.8**
Total liabilities and net assets	**891,282**	**100.0**	**899,182**	**100.0**	**7,900**	**936,728**	**100.0**

2. Non-consolidated Statements of Income

(Unit: Millions of yen)

	1st Half of FY 2007 (ended September 30, 2006)		1st Half of FY 2008 (ended September 30, 2007)		Changes Increase/ (Decrease)	Fiscal 2007 (ended March 31, 2007)	
	Amount	Ratio of net sales (%)	Amount	Ratio of net sales (%)	Amount	Amount	Ratio of net sales (%)
I Net sales	482,537	100.0	480,870	100.0	(1,667)	964,424	100.0
II Cost of sales	390,759	81.0	390,073	81.1	(686)	782,838	81.2
Gross profit	91,778	19.0	90,797	18.9	(981)	181,586	18.8
III Selling, general and administrative expenses	73,111	15.1	73,412	15.3	301	148,079	15.3
Operating income	**18,667**	**3.9**	**17,385**	**3.6**	**(1,282)**	**33,507**	**3.5**
IV Non-operating income							
Interest and dividends income	1,413		1,669		256	2,659	
Gain on revaluation of derivatives	-		702		702	4,166	
Other	2,529		2,495		(34)	6,363	
Total non-operating income	3,942	0.8	4,866	1.0	924	13,188	1.3
V Non-operating expenses							
Interest expenses	793		885		92	1,656	
Foreign exchange losses	-		4,562		4,562	12,082	
Loss on revaluation of derivatives	246		-		(246)	72	
Other	7,910		2,447		(5,463)	5,750	
Total non-operating expenses	8,949	1.9	7,894	1.6	(1,055)	19,560	2.0
Ordinary income	**13,660**	**2.8**	**14,357**	**3.0**	**697**	**27,135**	**2.8**
VI Extraordinary gains							
Gain on sale of property, plant and equipment	132		920		788	678	
Prior period adjustment	1,451		-		(1,451)	1,451	
Gain on sale of securities	-		1,584		1,584	-	
Reversal of allowance for doubtful accounts	0		-		0	-	
Reversal of allowance for devaluation of investments	8		-		(8)	-	
Other	-		6		6	363	
Total extraordinary gains	1,591	0.3	2,510	0.5	919	2,492	0.3
VII Extraordinary losses							
Loss on sale and disposal of property, plant and equipment	712		1,003		291	1,424	
Loss on devaluation of securities	742		-		(742)	892	
Impairment loss on property, plant and equipment	39		-		(39)	-	
Allowance for doubtful accounts	2,523		272		(2,251)	3,077	
Allowance for losses on guarantees	159		-		(159)	745	
Allowance for devaluation of investments	382		364		(18)	-	
Loss on liquidation of affiliated companies	1,807		-		(1,807)	1,922	
Other	-		72		72	176	
Total extraordinary losses	6,364	1.3	1,711	0.4	(4,653)	8,236	0.9
Income before income taxes	8,887	1.8	15,156	3.2	6,269	21,391	2.2
Income taxes-current	3,353	0.6	4,608	1.0	1,255	5,634	0.6
Income taxes-deferred	(658)	(0.1)	799	0.2	1,457	22,148	2.3
Net income (loss)	**6,192**	**1.3**	**9,749**	**2.0**	**3,557**	**(6,391)**	**(0.7)**

3. Non-consolidated Statement of changes in Net Assets

1st Half of FY 2007 (from April 1, 2006 to September 30, 2006) (Unit: Millions of yen)

	Shareholders' capital							
		Capital surplus		Retained earnings				
	Common stock	Capital reserve	Total	Legal reserve	Ad. dep. reserve	General reserve	Unappropriated retained earnings	Total
Balance, March 31, 2006	153,795	160,071	160,071	7,901	687	85,335	88,441	182,364
Increase (decrease) during the period								
Cash dividends	-	-	-	-	-	-	(3,226)	(3,226)
Payment of bonuses to directors and statutory auditors	-	-	-	-	-	-	(66)	(66)
Net income	-	-	-	-	-	-	6,192	6,192
Purchas in treasury stock	-	-	-	-	-	-	-	-
Disposal of treasury stock	-	-	-	-	-	-	(13)	(13)
Changes (other than shareholders' capital), net	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	2,887	2,887
Balance, September 30, 2006	153,795	160,071	160,071	7,901	687	85,335	91,328	185,251

	Shareholders' capital		Valuation, translation and other adjustments		Net assets total
	Treasury stock	Total	Net unrealized holding gains on securities	Total	
Balance, March 31, 2006	(41,519)	454,711	19,920	19,920	474,631
Increase (decrease) during the period					
Cash dividends	-	(3,226)	-	-	(3,226)
Payment of bonuses to directors and statutory auditors	-	(66)	-	-	(66)
Net income	-	6,192	-	-	6,192
Purchas in treasury stock	(29)	(29)	-	-	(29)
Disposal of treasury stock	87	74	-	-	74
Changes (other than shareholders' capital), net	-	-	(1,535)	(1,535)	(1,535)
Total	58	2,945	(1,535)	(1,535)	1,410
Balance, September 30, 2006	(41,461)	457,656	18,385	18,385	476,041

1st Half of FY 2008 (from April 1, 2007 to September 30, 2007)

(Unit: Millions of yen)

	Shareholders' capital								
	Common stock	Capital surplus			Retained earnings				
		Capital reserve	Other	Total	Legal reserve	Other			Total
						Ad. dep. reserve	General reserve	Unappropriated retained earnings	
Balance, March 31, 2007	153,795	160,071	49	160,120	7,901	719	85,335	75,500	169,455
Increase (decrease) during the period									
Cash dividends	-	-	-	-	-	-	-	(3,234)	(3,234)
Net income	-	-	-	-	-	-	-	9,749	9,749
Purchase in treasury stock	-	-	-	-	-	-	-	-	-
Disposal of treasury stock	-	-	(4)	(4)	-	-	-	-	-
Changes (other than shareholders' capital), net	-	-	-	-	-	-	-	-	-
Total	-	-	(4)	(4)	-	-	-	6,515	6,515
Balance, September 30, 2007	153,795	160,071	45	160,116	7,901	719	85,335	82,015	175,970

	Shareholders' capital		Valuation, translation and other adjustments		Net assets total
	Treasury stock	Total	Net unrealized holding gains on securities	Total	
Balance, March 31, 2007	(40,477)	442,893	21,130	21,130	464,023
Increase (decrease) during the period					
Cash dividends	-	(3,234)	-	-	(3,234)
Net income	-	9,749	-	-	9,749
Purchase in treasury stock	(34)	(34)	-	-	(34)
Disposal of treasury stock	27	23	-	-	23
Changes (other than shareholders' capital), net	-	-	(106)	(106)	(106)
Total	(7)	6,504	(106)	(106)	6,398
Balance, September 30, 2007	(40,484)	449,397	21,024	21,024	470,421

FY 2007 (from April 1, 2006 to March 30, 2007) (Unit: Millions of yen)

	Shareholders' capital								
		Capital surplus			Retained earnings				
	Common stock	Capital reserve	Other	Total	Legal reserve	Other: Ad. dep. reserve	Other: General reserve	Other: Unappropriated retained earnings	Total
Balance, March 31, 2006	153,795	160,071	-	160,071	7,901	687	85,335	88,441	182,364
Increase (decrease) during the year									
Reserve for reduction in cost basis of fixed assets	-	-	-	-	-	32	-	(32)	-
Cash dividends	-	-	-	-	-	-	-	(6,452)	(6,452)
Payment of bonuses to directors and statutory auditors	-	-	-	-	-	-	-	(66)	(66)
Net income	-	-	-	-	-	-	-	(6,391)	(6,391)
Purchase in treasury stock	-	-	-	-	-	-	-	-	-
Disposal of treasury stock	-	-	49	49	-	-	-	-	-
Changes (other than shareholders' capital), net	-	-	-	-	-	-	-	-	-
Total	-	-	49	49	-	32	-	(12,941)	(12,909)
Balance, March 31, 2007	153,795	160,071	49	160,120	7,901	719	85,335	75,500	169,455

	Shareholders' capital		Valuation, translation and other adjustments		Net assets total
	Treasury stock	Total	Net unrealized holding gains on securities	Total	
Balance, March 31, 2006	(41,519)	454,711	19,920	19,920	474,631
Increase (decrease) during the year					
Reserve for reduction in cost basis of fixed assets	-	-	-	-	-
Cash dividends	-	(6,452)	-	-	(6,452)
Payment of bonuses to directors and statutory auditors	-	(66)	-	-	(66)
Net income	-	(6,391)	-	-	(6,391)
Purchase in treasury stock	(62)	(62)	-	-	(62)
Disposal of treasury stock	1,104	1,153	-	-	1,153
Changes (other than shareholders' capital), net	-	-	1,210	1,210	1,210
Total	1,042	(11,818)	1,210	1,210	(10,608)
Balance, March 31, 2007	(40,477)	442,893	21,130	21,130	464,023

4. Notes to Non-consolidated Financial Statements

Non-consolidated Statements of income

[Significant items of extraordinary gains and extraordinary losses]

1st Half of FY 2007	1st Half of FY 2008
1. Prior period adjustment Period adjustment represents a gain due to final settlement on reversal of a portion of "Loss on termination of a joint development project (a joint development project for new model vehicles)" which was recorded as an extraordinary loss in prior period.	Not Applicable.
2. Allowance for doubtful accounts The allowance has been provided for affiliated companies.	1. Allowance for doubtful accounts The allowance has been provided for affiliated companies.
3. Loss on liquidation of affiliated companies (1) Integration of dealer subsidiaries The Company has recorded 950 million yen for estimated losses as a result of integration of dealer subsidiaries in Osaka prefecture and Wakayama prefecture. (2) Liquidation of a joint venture The Company has recorded a 857 million yen loss on liquidation of Fuji AT Ltd, which was a joint venture with JATCO Ltd.	Not Applicable.

Changes in presentation of Non-consolidated Financial Statements

[Non-consolidated Statements of income]

1st Half of FY 2007	1st Half of FY 2008
Not Applicable.	1. "Exchange Loss" which was included in "Other" non-operating expenses in FY 2007, has been presented as a separate line item in FY 2008. "Exchange loss" included in "Other" non-operating expenses of 5,304 million yen in FY 2007 are 7,910 million yen. 2. "Reversal of allowance for doubtful accounts" which was presented separately in FY 2007 is included in "Other" extraordinary gains in FY 2008, because of its decreased materiality. "Reversal of allowance for doubtful accounts" included in "Other" extraordinary gains of 6 million yen in FY 2008 is 6 million yen. 3. "Loss on devaluation of securities" and "Impairment loss on property, plant and equipment" which were presented separately in FY 2007 are both included in "Other" extraordinary losses in FY 2008, because of their decreased materiality. "Loss on devaluation of securities" and "Impairment loss on property, plant and equipment" included in "Other" extra ordinary losses of 72 million yen in FY 2008 are 54 million yen and 18 million yen, respectively.

Subsequent Event

Not Applicable.



<Reference for the First Half of FY2008(Apr. 2007 to Sep. 2007) Consolidated Financial Results>

(Oct 31, 2007)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2007 Apr. 2006 to Sep. 2006	RESULTS 1st HALF of FY2008 Apr. 2007 to Sep. 2007		RESULTS FY2007 Apr. 2006 to Mar. 2007	FORECAST FY2008 Apr. 2007 to Mar. 2008		FORECAST FY2008 (May 2007) Apr. 2007 to Mar. 2008
Net Sales	6,987	7,088	1.5 %	14,948	15,600	4.4 %	15,500
Domestic	2,864	2,457	(14.2) %	5,762	5,300	(8.0) %	5,600
Overseas	4,123	4,631	12.3 %	9,186	10,300	12.1 %	9,900
Margin Percentage	2.6%	2.7%		3.2%	2.6%		2.3%
Operating Income	181	189	4.3 %	479	400	(16.5) %	350
Margin Percentage	2.0%	2.0%		2.8%	2.2%		1.9%
Ordinary Income	139	142	2.0 %	422	350	(17.1) %	300
Margin Percentage	1.7%	1.1%		2.1%	1.1%		1.0%
Net Income	116	78	(32.5) %	319	170	(46.7) %	160
Factors of Change in Operating Income		**Gain factors** Decrease of expenses and others 111 Foreign exchange 65 Reduction in cost 38 **Loss factors** Decrease in sales mix 191 Increases in R&D expenses 15			**Gain factors** Reduction in cost 63 Foreign exchange 36 **Loss factors** Decrease in sales mix 116 Increases in R&D expenses 53 Increases of expenses and others 9		**Gain factors** Reduction in cost 53 Increases in sales mix 5 **Loss factors** Increase of expenses and others 108 Foreign exchange 56 Increase in R&D expenses 23
Foreign Exchange Rate YEN/US$	115	120		117	118		115
Capital Investment	209	279		596	600		600
Depreciation and Amortization	289	307		589	640		640
R&D Expenses	251	266		507	560		530
Interest bearing debt	3,671	3,168		3,439	3,290		3,290
Performance of Operation		Net Sales to increase Net Income to decrease Best Net Sales			Net Sales to decrease Net Income to decrease Best Net Sales		
Domestic Sales	112	99	(11.3) %	227	204	(10.3) %	218
Small Cars	40	35	(11.4) %	81	78	(3.4) %	89
Minicars	72	64	(11.3) %	146	125	(14.1) %	129
Overseas Sales	157	172	9.8 %	351	389	10.8 %	366
North America	89	90	0.7 %	207	215	4.2 %	215
Europe	32	38	18.7 %	71	85	18.6 %	80
Other	35	44	24.8 %	73	89	21.9 %	71
Units Total	269	271	1.0 %	578	593	2.5 %	584

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.
* Exchange rate is the non-consolidated base of Fuji Heavy Industries Ltd..

Exhibit B

Summaries in English

No English versions or translations are available for the documents listed below, therefore, we have prepared English summaries to these Japanese language documents as follows:

1. Japanese Press Release on August 28, 2007: Kanagawa Preference Participates in Demonstration Test of the Business-use EV, Subaru R1e

2. Vehicle Recall Information posted on the Company's website on October 4, 2007 (http://www.fhi.co.jp/recall/index.html): Fuji Heavy Industries Ltd. reported a recall of Stella and R2, due to a defect in door-locking system, to the Ministry of Land, Infrastructure and Transportation on October 4, 2007

3. Japanese Press Release on October 5, 2007: Fuji Heavy Industries Unveils the Advanced Driving Assistant System, the New Generation ADA (Active Driving Assist)

END